    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1999


                                                      REGISTRATION NO. 333-85499
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       SPANISH BROADCASTING SYSTEM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               4832                              13-3827791
    (STATE OR OTHER JURISDICTION         (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                                                                         RAUL ALARCON, JR.
                    3191 CORAL WAY                                         3191 CORAL WAY
                 MIAMI, FLORIDA 33145                                   MIAMI, FLORIDA 33145
                    (305) 441-6901                                         (305) 441-6901
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,     (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
    INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL       NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                  EXECUTIVE OFFICES)

                            ------------------------
                                   COPIES TO:

               JASON L. SHRINSKY, ESQ.                               BONNIE A. BARSAMIAN, ESQ.
            WILLIAM E. WALLACE, JR., ESQ.                              G. DAVID BRINTON, ESQ.
     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP                         ROGERS & WELLS LLP
                   425 PARK AVENUE                                        200 PARK AVENUE
               NEW YORK, NEW YORK 10022                               NEW YORK, NEW YORK 10166
                    (212) 836-8000                                         (212) 878-8000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TITLE OF                                              PROPOSED MAXIMUM                            AMOUNT OF
SECURITIES TO BE REGISTERED                     AGGREGATE OFFERING PRICE(1)                  REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------
Class A Common Stock....................                $411,335,680                             $114,351.32
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Includes shares issuable upon exercise of an over-allotment option granted to the underwriters.


(2) Computed in accordance with Rule 457(o) under the Securities Act of 1933.

                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  Subject to Completion, dated October 6, 1999


PROSPECTUS

                               22,355,200 Shares
                           SPANISH BROADCASTING SYSTEM, INC.
                              Class A Common Stock
[SBS LOGO]
--------------------------------------------------------------------------------

This is our initial public offering of shares of Class A Common Stock. We are offering 17,500,000 shares of our Class A Common Stock and the selling stockholders are offering 4,855,200 shares of Class A Common Stock. We will receive no proceeds from the sale of Class A Common Stock by the selling stockholders.

We are authorized to issue Class A Common Stock and Class B Common Stock. The rights of each class are essentially identical, except each share of Class A Common Stock entitles its holder to one vote per share and each share of Class B Common Stock entitles its holder to ten votes per share.


No public market currently exists for our Class A Common Stock. Our shares of Class A Common Stock have been approved for quotation on The Nasdaq Stock Market's National Market under the symbol "SBSA," subject to official notice of issuance. The anticipated price range of the Class A Common Stock will be $15.00 to $17.00 per share.



INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE
                                      12.


                                                              PER SHARE    TOTAL
                                                              ---------    ------
Public Offering Price.......................................   $           $
Underwriting Discount.......................................   $           $
Proceeds to SBS.............................................   $           $
Proceeds to Selling Stockholders............................   $           $

We have granted the underwriters a 30-day option to purchase up to 3,353,280 additional shares of Class A Common Stock on the same terms as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Lehman Brothers Inc., on behalf of the underwriters, expects to deliver the
shares of Class A Common Stock on or about November      , 1999.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
                            MERRILL LYNCH & CO.
                                                  CIBC WORLD MARKETS


OCTOBER   , 1999

                                   [ARTWORK]

                               TABLE OF CONTENTS


                                     PAGE
                                     ----
Summary............................    1
Risk Factors.......................   12
Use of Proceeds....................   19
Dividend Policy....................   20
Dilution...........................   21
Capitalization.....................   22
Selected Historical Consolidated
  Financial Information............   23
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   26
Business...........................   37
Management.........................   62
Executive Compensation.............   64
Principal Stockholders.............   69



                                     PAGE
                                     ----
Selling Stockholders...............   70
Certain Relationships and Related
  Transactions.....................   72
Description of Capital Stock.......   74
Description of Indebtedness........   80
Shares Eligible for Future Sale....   83
Certain Federal Income Tax
  Considerations...................   85
Underwriting.......................   89
Legal Matters......................   92
Experts............................   92
Where You Can Find More
  Information......................   93
Index to Consolidated Financial
  Statements.......................  F-1


                             ABOUT THIS PROSPECTUS

- You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and our underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus may only be accurate on the date of this prospectus.

- You should read the entire prospectus before making an investment decision. The information in this prospectus may not contain all of the information that may be important to you.

- All references to "we", "us", "our", "SBS" or "our Company" in this prospectus mean Spanish Broadcasting System, Inc., a Delaware corporation, and all entities owned or controlled by Spanish Broadcasting System, Inc. and, if prior to 1994, refer to our predecessor parent company SBS-NJ.

- All references to "SBS-NJ" in this prospectus mean our predecessor parent company Spanish Broadcasting System, Inc., a New Jersey corporation.


- Unless otherwise indicated, the titles of each officer are those which each officer will hold upon completion of this offering.


- All references to "FCC" in this prospectus refer to the Federal Communications Commission.

- When citing Arbitron(C) Survey data, all references to the "United States" include the 50 states, the District of Columbia and the Commonwealth of Puerto Rico.

- Unless otherwise indicated, all references to "U.S. Hispanic", "Hispanic markets in the United States" and similar phrases in this prospectus include Hispanics in the United States and the Commonwealth of Puerto Rico.

- All references to "N/A" in this prospectus mean "not available."

- The term "broadcast cash flow" means operating income before depreciation, amortization and corporate expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, net income or cash flow and other consolidated income or cash flow statement data or as a measure of our profitability or liquidity. Although broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles, broadcast cash flow is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

- The term "EBITDA" means earnings before extraordinary items, gain on sale of AM stations, net interest expense, income taxes, depreciation, amortization and other income or expenses. We have included information concerning EBITDA in this prospectus because it is used by some investors as a measure of a company's ability to service its debt obligations. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, EBITDA is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

- The term "after-tax cash flow" means income before income tax benefit (expense) and extraordinary items, minus net gain on sale of AM stations (net of tax) and the current income tax provision, plus depreciation and amortization expense. Although after-tax cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles, after-tax cash flow is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.


- On September 29, 1999, we filed our third amended and restated certificate of incorporation which resulted in (1) the redesignation of our previously outstanding shares of Class A Common stock into shares of Class B Common Stock, (2) a 50-to-1 stock split of our Class B Common Stock, and (3) a reduction in the par value of our Class A Common Stock and Class B Common Stock from $0.01 per share to $0.0001 per share. All financial information has been restated to reflect this redesignation, stock split and change in par value.


- Our fiscal year is the twelve months ended on the last Sunday in September.

- Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase up to 3,353,280 additional shares of Class A Common Stock.

- We operate a Web site at www.lamusica.com. The information on our Web site is not part of this prospectus.

                             SOURCES OF INFORMATION

- Unless otherwise indicated, all market revenue share and revenue rankings in this prospectus are based on information for calendar year 1999 contained in James H. Duncan, Jr., Duncan's Radio Market Guide (1999 ed.), Miller, Kaplan, Arase & Co., Certified Public Accountants, Executive Summary, June 1999 (Miller Kaplan), Hungerford Radio Revenue Reports, 1999 (Hungerford) and BIA Research, Inc.'s, Investing in Radio, 1999 Market Report (BIA Research).

- Revenue rank and revenue share information are reported cumulatively for each calendar quarter and, therefore, include the period from January 1 through the date indicated.

- Unless otherwise indicated, rank in audience share data in this prospectus is based on the "12+ average quarter hour share." This refers to the number of persons, aged 12 and over, who listen to a radio station for at least five minutes in a quarter-hour segment Monday through Sunday, 6:00 a.m. to midnight in the most recent survey period (Spring 1999) as reported by the Arbitron(C) Company, Arbitron(C) Radio Market Reports (copyright 1999). Further, and unless otherwise noted, references in this prospectus to the rank of a station among all the radio stations within a market have been determined with reference to all radio stations rated by Arbitron(C) within the applicable market.

- Arbitron(C) does not rank radio stations. All references in this prospectus to radio station rankings from Arbitron(C) Surveys reflect our analysis of information published by Arbitron(C).

- Unless otherwise indicated, all references to the demographic statistics in this prospectus are derived from the Strategy Research Corporation -- 1998 United States Hispanic Market Study, the 1990 and 1997 reports by the Bureau of the U.S. Census and Hispanic Business Magazine. This market study is sponsored by advertisers and other businesses targeting the Hispanic market, including SBS and many of our principal competitors.

                                    SUMMARY

     This summary contains a general discussion of our business, this offering and summary financial information. It does not contain all the information that may be important to you. You should read the entire prospectus and the documents to which we have referred you, including the financial data and the information set forth under the heading "Risk Factors" for a more complete understanding of Spanish Broadcasting System, Inc. and this offering.

                                  OUR COMPANY

INTRODUCTION

     Spanish Broadcasting System, Inc. was founded in 1983 and is the second largest Spanish-language radio broadcasting company in the United States. We currently own and operate 13 FM radio stations and have agreed to purchase eight additional stations in Puerto Rico. We also have entered into a memorandum of understanding to sell our two radio stations located in the Florida Keys. Eleven of our stations are located in six of the largest Hispanic markets in the United States, including Los Angeles, Puerto Rico, New York, Miami, Chicago and San Antonio. Our radio stations reach over 51% of the U.S. Hispanic population. Our WSKQ-FM station in New York is ranked in the Spring 1999 Arbitron(C) ratings as the number one station in its target demographic group (men and women, ages 25-54).

     Our strategy is to maximize the profitability of our radio station portfolio and to expand in our existing markets and into additional markets that have a significant Hispanic population. We believe that the favorable demographics of the U.S. Hispanic population and the rapid increase in advertising targeting Hispanics provide us with significant opportunities for growth. We also believe that we have competitive advantages in the radio industry due to our focus on formats targeting U.S. Hispanic audiences and our skill in programming and marketing to these audiences.

     Our Internet strategy complements our existing business and enables us to capitalize on our U.S. Hispanic market expertise. We recently purchased 80% of JuJu Media, Inc., the owner of LaMusica.com, a bilingual Spanish-English Internet Web site and on-line community that focuses on the U.S. Hispanic market. LaMusica.com is a provider of original information and interactive content related to Latin music, entertainment, news and culture. LaMusica.com provides our advertisers with an additional means of reaching the U.S. Hispanic consumer markets and is a growing revenue source for us.

     Due to the successful implementation of our strategy, we have achieved significant growth over the last two years. From the twelve-month period ended June 29, 1997 to the twelve-month period ended June 27, 1999, our:

     - net revenues grew at a compound annual rate of 29.3%, from $55.0 million to $91.9 million;

     - broadcast cash flow grew at a compound annual rate of 35.8%, from $26.5 million to $48.9 million; and

     - EBITDA grew at a compound annual rate of 35.5%, from $21.5 million to $39.5 million.


     SBS is led by Mr. Raul Alarcon, Jr., who has been our Chief Executive Officer since June 1994, President and a director since October 1985 and who will become Chairman of the Board of Directors upon completion of this offering. The Alarcon family has been involved in

Spanish-language radio broadcasting since the 1950's, when Mr. Pablo Raul Alarcon, Sr., our Chairman Emeritus and a member of our board of directors, established his first radio station in Camaguey, Cuba. Members of our senior management team, on average, have over 15 years of experience in Spanish-language media and radio broadcasting.


     We are a corporation organized under the laws of the State of Delaware. Our executive offices are located at 3191 Coral Way, Miami, Florida 33145, and our telephone number is (305) 441-6901.

MARKET OPPORTUNITY

     Our radio stations target the largest Hispanic markets in the United States, including Puerto Rico. We believe that these markets have significant growth potential for the following reasons:

     - HISPANIC POPULATION GROWTH.  The U.S. Hispanic population, approximately
       34.3 million people, is the fastest growing segment of the U.S. population, growing at approximately four times the rate of the population as a whole. By 2005, Hispanics are projected to become the largest minority group in the United States and by 2010, the second largest Spanish-speaking population in the world.

     - SIGNIFICANT GEOGRAPHIC CONCENTRATION. The U.S. Hispanic population is highly concentrated with over 62% of U.S. Hispanics residing in the top ten U.S. Hispanic markets. Because our stations are located in six of these markets, advertisers can reach the U.S. Hispanic population more cost effectively by advertising on our stations rather than advertising through competing national media.

     - ATTRACTIVE DEMOGRAPHIC GROUP FOR ADVERTISERS. The U.S. Hispanic population accounted for estimated consumer spending of $380.0 billion in 1998 (7.4% of total U.S. consumer spending), an increase of 78.4% since 1990. By 2000, U.S. Hispanics are expected to account for estimated consumer spending of $457.8 billion (8.2% of total U.S. consumer spending), and by 2010 are expected to account for estimated consumer spending of $965.3 billion (12% of total U.S. consumer spending), far outpacing the expected growth of overall U.S. consumer spending during the same period.

     - GROWTH IN SPANISH-LANGUAGE ADVERTISER SPENDING. In 1998, a total of $1.7 billion was spent on Spanish-language advertising, compared to $1.1 billion in 1995. This represents a compound annual growth rate of 17.2%, which is more than double the total advertising growth rate over the same period. Approximately 26% of the $1.7 billion spent on Spanish-language advertising was directed to Spanish-language radio.

     - GROWTH IN SPANISH-LANGUAGE ADVERTISING RATES.  We believe
       Spanish-language advertising rates have been rising at a faster rate in recent years than rates for general media, yet Spanish-language advertising rates are still generally lower than for comparable English-language media.

     - USE OF SPANISH LANGUAGE. Approximately 69% of U.S. Hispanics speak Spanish at home and we believe this percentage will remain relatively constant for the near future. We believe that the continued use of Spanish by U.S. Hispanics and their preference for Spanish-language music will contribute to the continued popularity of Spanish-language radio as a source of entertainment, information and culture for the U.S. Hispanic population.

     - INTERNET USAGE. Approximately 36% of the U.S. Hispanic population (excluding Puerto Rico) currently accesses the Internet, a percentage which we expect will increase over the next few years. We believe the Internet represents a complementary medium for our advertisers to reach our target audience.

SBS AND OUR MARKETS

     The table below lists the six markets where we currently own and operate radio stations in the United States.

                                                                                     1999
                                  HISPANIC     AUDIENCE     TOTAL      TOTAL        ANNUAL        MARKET       1998 POPULATION
                                   MARKET       SHARE      AUDIENCE   REVENUE       RADIO        RANKING     --------------------
                        NUMBER    AUDIENCE       RANK      SHARE %    SHARE %      REVENUE      BY SIZE OF     TOTAL     HISPANIC
                          OF        SHARE     (BY TARGET   (GENERAL   (GENERAL   ALL MARKETS     HISPANIC       (IN        % OF
MARKET                 STATIONS     RANK      AUDIENCE)    MARKET)    MARKET)    ($ MILLIONS)   POPULATION   MILLIONS)    TOTAL
------                 --------   ---------   ----------   --------   --------   ------------   ----------   ---------   --------
Los Angeles..........      1         3            8          3.0         2.7         $727           1          16.3        38.7
Puerto Rico..........      3        N/A       2, 12, 25      6.7         N/A           90           2           3.8        99.6
New York.............      2        1, 2        1, 11        8.0         7.3          688           3          20.1        18.1
Miami................      3      3, 4, 5     7, 10, 14      9.4        11.7          233           4           3.7        38.1
Chicago..............      1         1            7          2.4         2.6          471           6           9.4        12.7
San Antonio..........      1         3            8          2.5         2.7           78           8           2.1        51.6
                          --
Total................     11

     - Audience share and audience share rank data were obtained from the Spring 1999 Arbitron(C) Survey.

     - Estimated revenue share information for all markets other than Chicago was obtained from BIA Research and Miller Kaplan data. Revenue share information for the Chicago market was obtained from Hungerford data.

     - Population data were derived from the Strategy Research
       Corporation -- 1998 U.S. Hispanic Market Report and 1990 and 1997 population reports from the Bureau of the U.S. Census.

     - We currently own three radio stations in Puerto Rico, WCMA-FM (formerly WDOY-FM), WMEG-FM and WEGM-FM. WMEG-FM and WEGM-FM are simulcast, but have separate Arbitron(C) ratings. We have agreed to purchase eight additional radio stations in Puerto Rico.

     - We own and operate one radio station in each of Key West and Key Largo, WVMQ-FM and WZMQ-FM, respectively, which are simulcast but are not rated by Arbitron(C). We have entered into a memorandum of understanding to sell these stations to Mr. Alarcon, Sr. upon completion of this offering. Information with respect to these stations is not included in this table.

BUSINESS STRATEGY

     We focus on maximizing the profitability of our radio station portfolio by strengthening the performance of our existing radio stations and making additional strategic station acquisitions in both our existing markets and in new markets that have a significant Hispanic population. In addition, we are implementing an Internet strategy in order to develop new revenue sources.

     OPERATING STRATEGY. Our operating strategy focuses on maximizing our radio stations' appeal to our audience and our advertisers while minimizing operating expenses, in order to grow revenue and cash flow. To achieve these goals, we focus on:

     - providing high-quality Spanish-language programming;

     - retaining strong local management teams;

     - utilizing aggressive sales efforts;

     - controlling operating costs;

     - making effective use of promotions and special events; and

     - maintaining strong community involvement.

     ACQUISITION STRATEGY. Our acquisition strategy is to acquire radio stations in the largest U.S. Hispanic markets. We consider acquisitions of stations in our existing markets, as well as acquisitions in other markets with a large Hispanic population where we can maximize our revenues through aggressive sales to U.S. Hispanic and general market advertisers. These acquisitions may include stations that do not currently target the U.S. Hispanic market, but which we believe can be successfully reformatted.

     INTERNET STRATEGY. Our Internet strategy is designed to complement our existing business and to enable us to capitalize on our U.S. Hispanic market expertise. The core of our strategy is LaMusica.com, an Internet Web site and on-line community focused on the U.S. Hispanic market. This Web site offers all of our radio stations' broadcasts through the use of audio streaming technology and will provide our advertisers with a complementary means of reaching their target audience.

PENDING TRANSACTIONS


     PURCHASE OF ADDITIONAL PUERTO RICO STATIONS. On September 22, 1999, we entered into an agreement to purchase all of the outstanding capital stock of nine subsidiaries of Chancellor Media Corporation of Los Angeles. The companies we have agreed to purchase own and operate eight radio stations in Puerto Rico:
WIOA-FM, WIOB-FM, WIOC-FM, WCOM-FM, WZMT-FM, WZNT-FM, WOYE-FM, and WCTA-FM. The purchase price we have agreed to pay for these companies is $90.0 million. In connection with this acquisition, we have made an initial nonrefundable deposit of $10.0 million. The agreement contains customary representations and warranties, and the closing of our acquisition of these companies is subject to the satisfaction of certain customary conditions, including receipt of regulatory approval from the FCC. We expect to finance the purchase of these companies from a combination of bank borrowings and cash on hand. Prior to the closing of this acquisition (but following the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), we intend to operate these stations under a local marketing agreement pursuant to which we will pay a monthly fee in exchange for the exclusive right to program and sell commercial announcements for each of the stations. We expect to close our acquisition of these companies by the end of December 1999. We cannot assure you, however, that we will be able to complete the acquisition of these companies during the expected time frame or at all.

     According to financial information provided to us by Chancellor Media Corporation of Los Angeles, these companies had the following financial results:

     - Net revenues of $6.7 million for the six months ended June 30, 1999 (unaudited); and

     - Broadcast cash flow of $2.2 million for the six months ended June 30, 1999 (unaudited).


     SALE OF FLORIDA KEYS STATIONS. We have entered into a memorandum of understanding with Mr. Alarcon, Sr., our Chairman Emeritus and a member of our board of directors for the sale by us of the assets and liabilities of radio station WVMQ-FM operating in Key West, Florida and radio station WZMQ-FM operating in Key Largo, Florida. The sale price to be paid by Mr. Alarcon, Sr. for these stations is $700,000. The definitive agreement will contain customary representations, warranties and indemnities, and the closing of the sale of these stations will be subject to the satisfaction of certain conditions, including approval from the FCC, the completion of this offering and the receipt by Mr. Alarcon, Sr. of his portion of the proceeds of this offering as a selling stockholder. We cannot assure you that the sale of these stations will occur during the expected time frame or at all.


     These two stations had the following financial results:

     - Net revenues of $165,873 for the nine months ended June 27, 1999 (unaudited) and $8,712 for the fiscal year ended September 28, 1998 (unaudited); and


     - Negative broadcast cash flow of $351,666 for the nine months ended June 27, 1999 (unaudited) and negative broadcast cash flow of $324,219 for the fiscal year ended September 28, 1998 (unaudited).


        CONCURRENT SENIOR SUBORDINATED NOTES OFFERING AND FINANCING PLAN


     The net proceeds we will receive from this offering and the concurrent offering of $235.0 million aggregate principal amount of our senior subordinated notes due 2009 are estimated to be approximately $260.8 million and $227.0 million, respectively. We will not receive any proceeds from the sale of Class A Common Stock by the selling stockholders. This offering of our Class A Common Stock is not conditioned upon any other offering. The senior subordinated notes offering is conditioned upon the completion of this offering. We have entered into a commitment letter for the arrangement of financing in an amount of up to $200 million with Lehman Commercial Paper Inc., as administrative agent and Lehman Brothers Inc., as sole lead arranger and book running manager. This financing is expected to consist of senior credit facilities including: (1) a $50.0 million six-year revolving credit facility, maturing in 2005, and (2) a $150.0 million six-year delayed draw (15-months to draw) senior term loan facility, maturing in 2005. The senior credit facilities are conditioned upon, among other things, (1) the execution of definitive documentation on or before November 12, 1999 in form and substance satisfactory to the senior lenders, (2) the completion of this offering and the senior subordinated notes offering, and
(3) the redemption of our preferred stock.



     We intend to use the net proceeds from this offering, the concurrent senior subordinated notes offering and the repayment of stockholder loans to (1) redeem our preferred stock at 105% of aggregate liquidation preference, (2) repurchase our 11% notes and 12 1/2% notes at approximately 111% and 114% of their par value, respectively, pursuant to the tender offers and consent solicitations we commenced on September 30, 1999, (3) purchase an annuity for two of our retiring executives at an estimated cost of approximately $10.6 million, and (4) for general corporate purposes. We cannot assure you that we will complete the concurrent senior subordinated notes offering or the senior credit facilities on terms that are favorable to us, or at all or that any or all of the 11% notes and 12 1/2% notes will be tendered or the requisite consents achieved. This prospectus relates only to the offering of our Class A Common Stock and not to any other securities. If only this offering of our Class A Common Stock is completed, we would use the net proceeds from this offering, the repayment of stockholder loans and cash on hand to redeem our outstanding preferred stock and purchase an annuity for two of our retiring executives. The following table presents the sources and uses of funds (1) pro forma for this offering, and (2) pro forma as adjusted for this offering and the senior subordinated notes offering:


                                                             PRO FORMA FOR THIS    PRO FORMA AS ADJUSTED
                                                                  OFFERING          FOR BOTH OFFERINGS
                                                             ------------------    ---------------------
                                                               (IN THOUSANDS)         (IN THOUSANDS)
SOURCES OF FUNDS:
  This offering............................................       $280,000               $280,000
  Senior subordinated notes offering.......................             --                235,000
  Repayment of loans by stockholders.......................          3,019                  3,019
  Cash on hand.............................................         12,359                     --
                                                                  --------               --------
         Total.............................................       $295,378               $518,019
                                                                  ========               ========
USES OF FUNDS:
  Redemption of preferred stock............................       $265,611               $265,611
  Annuity for retiring executives..........................         10,567                 10,567
  Repurchase of our 11% notes and 12 1/2% notes............             --                195,952
  General corporate purposes...............................             --                 18,639
  Estimated fees and expenses..............................         19,200                 27,250
                                                                  --------               --------
         Total.............................................       $295,378               $518,019
                                                                  ========               ========

                                 THIS OFFERING

Class A Common Stock offered
by SBS(1).....................   17,500,000 Total shares offered by SBS

Class A Common Stock offered
by selling stockholders.......   4,855,200 Total shares offered by selling
                                 stockholders

Common stock to be outstanding
  after this offering(1)......   22,355,200 shares of Class A Common Stock
                                 34,593,350 shares of Class B Common Stock

Voting Rights.................   Holders of Class A Common Stock are entitled to
                                 one vote per share. Holders of Class B Common
                                 Stock are entitled to ten votes per share. Our
                                 Class B Common Stock is convertible at the option of its holder into an equal number of shares of Class A Common Stock. Class B Common
                                 Stock automatically converts to Class A Common
                                 Stock, on a share-for-share basis, upon
                                 transfer to any entity or person other than an affiliate of a holder of shares of Class B
                                 Common Stock. After this offering, our Chairman of the Board of Directors and Chief Executive
                                 Officer will beneficially own shares of Class B
                                 Common Stock having approximately 71% of the combined voting power of the outstanding shares of common stock.

Other Rights..................   Except as to voting and conversion rights, each
                                 class of common stock has the same rights.


Use of Proceeds...............   We estimate that the net proceeds we will
                                 receive from this offering will be
                                 approximately $260.8 million, based on an offering price at the mid-point of the range stated on the cover page of this prospectus. We will not receive any proceeds from the Class A
                                 Common Stock sold by the selling stockholders which are estimated to be $77.7 million. This offering of our Class A Common Stock is not conditioned upon any other offering. We estimate that the net proceeds from the concurrent senior subordinated notes offering will be approximately $227.0 million. We intend to use the net proceeds of these offerings and the repayment of stockholder loans to (1) redeem our preferred stock at 105% of aggregate liquidation preference, (2) repurchase our 11%
                                 notes and 12 1/2% notes at approximately 111% and 114% of their par value, respectively, pursuant to the tender offers and consent solicitations we commenced on September 30, 1999, (3) purchase an annuity for two of our retiring executives at an estimated cost of approximately $10.6 million, and (4) for general corporate purposes. The amounts for redemption of preferred stock and repurchase of our 11% notes and 12 1/2% notes, assume that such events will occur on December 1, 1999 and November 2, 1999, respectively. If only our
                                 Class A

                                 Common Stock offering is completed, then we would use the net proceeds of this offering, the repayment of stockholder loans and a portion of our current cash on hand to redeem our outstanding preferred stock and purchase the annuity for two of our retiring executives.



Nasdaq National Market
symbol........................   "SBSA"

---------------
(1) Excludes 3,353,280 shares of Class A Common Stock that may be issued by us to cover over-allotment shares, if any.

                 SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION
      (IN THOUSANDS EXCEPT RATIOS, SHARES OUTSTANDING AND PER SHARE DATA)

     The following tables contain summary historical financial information for each of the fiscal years in the three-year period ended September 27, 1998 and the nine months ended June 27, 1999 derived from our audited consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The tables also contain summary unaudited historical financial information for the nine months ended June 28, 1998 and summary unaudited pro forma financial information.

                                                                                                         NINE MONTHS ENDED
                                                                                                   ------------------------------
                                                                                                                    PRO FORMA AS
                                                                                                   PRO FORMA FOR    ADJUSTED FOR
                                           FISCAL YEAR ENDED                NINE MONTHS ENDED      THIS OFFERING   BOTH OFFERINGS
                                  ------------------------------------   -----------------------   -------------   --------------
                                   9/29/96      9/28/97      9/27/98      6/28/98      6/27/99        6/27/99         6/27/99
                                  ----------   ----------   ----------   ----------   ----------   -------------   --------------
                                                                         (UNAUDITED)                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Gross revenues..................  $   55,338   $   67,982   $   86,766   $   62,099   $   80,437    $   80,437       $   80,437
Less: agency commissions........       6,703        7,972       10,623        7,508       10,082        10,082           10,082
                                  ----------   ----------   ----------   ----------   ----------    ----------       ----------
  Net revenues..................      48,635       60,010       76,143       54,591       70,355        70,355           70,355
Station operating expenses......      27,876       31,041       39,520       28,298       31,782        31,782           31,782
Depreciation and amortization...       4,556        7,619        8,877        6,867        7,223         7,223            7,223
Corporate expenses..............       3,748        5,595        6,893        5,122        7,658         7,658            7,658
                                  ----------   ----------   ----------   ----------   ----------    ----------       ----------
  Operating income..............      12,455       15,755       20,853       14,304       23,692        23,692           23,692
Interest expense, net...........     (16,533)     (22,201)     (20,860)     (16,002)     (15,736)      (15,736)         (15,997)
Other income (expense), net.....      (1,574)        (791)        (213)          --         (485)         (485)            (485)
Gain on sale of AM stations.....          --           --       36,242       36,247           --            --               --
                                  ----------   ----------   ----------   ----------   ----------    ----------       ----------
  Income (loss) before income
    taxes and extraordinary
    items.......................      (5,652)      (7,237)      36,022       34,549        7,471         7,471            7,210
Income tax expense (benefit)....      (1,166)      (2,715)      15,624       13,820        3,177         3,177            3,066
                                  ----------   ----------   ----------   ----------   ----------    ----------       ----------
  Income (loss) before
    extraordinary items.........      (4,486)      (4,522)      20,398       20,729        4,294         4,294            4,144
Extraordinary gain (loss) net of
  income taxes..................          --       (1,647)      (1,613)      (1,613)          --            --               --
                                  ----------   ----------   ----------   ----------   ----------    ----------       ----------
  Net income (loss).............  $   (4,486)  $   (6,169)  $   18,785   $   19,116   $    4,294    $    4,294       $    4,144
                                  ==========   ==========   ==========   ==========   ==========    ==========       ==========
Dividends on preferred stock....      (2,994)     (17,044)     (30,270)     (22,391)     (25,951)           --               --
                                  ----------   ----------   ----------   ----------   ----------    ----------       ----------
  Net income (loss) applicable
    to common stock.............  $   (7,480)  $  (23,213)  $  (11,485)  $   (3,275)  $  (21,657)   $    4,294       $    4,144
                                  ==========   ==========   ==========   ==========   ==========    ==========       ==========
Dividends per share on common
  stock.........................  $       --   $       --   $     0.11   $     0.11   $       --    $       --       $       --
                                  ==========   ==========   ==========   ==========   ==========    ==========       ==========
Earnings (loss) per common
  share:
  Basic and diluted (before
    extraordinary item).........  $    (0.25)  $    (0.71)  $    (0.33)  $    (0.06)  $    (0.68)   $     0.09       $    (0.08)
  Basic and diluted.............  $    (0.25)  $    (0.77)  $    (0.38)  $    (1.11)  $    (0.68)   $     0.09       $    (0.08)
Weighted average common shares
  outstanding:
  Basic and diluted.............  30,333,400   30,333,400   30,333,400   30,333,400   31,629,918    49,129,918       49,129,918
OTHER FINANCIAL DATA:
Broadcast cash flow.............  $   20,759   $   28,969   $   36,623   $   26,293   $   38,573    $   38,573       $   38,573
Broadcast cash flow margin......        42.7%        48.3%        48.1%        48.2%        54.8%         54.8%            54.8%
EBITDA..........................  $   17,011   $   23,374   $   29,730   $   21,171   $   30,915    $   30,915       $   30,915
After-tax cash flow.............          70        3,097        7,530        5,848       11,517        11,517           11,367
Capital expenditures............       3,811        2,022        1,645        1,290        1,684         1,684            1,684

                                                                          TWELVE MONTHS ENDED
                                                                ---------------------------------------
                                                                                          PRO FORMA AS
                                                                    PRO FORMA             ADJUSTED FOR
                                                                FOR THIS OFFERING        BOTH OFFERINGS
                                                                -----------------        --------------
                                                                     6/27/99                6/27/99
                                                                -----------------        --------------
                                                                              (UNAUDITED)
Ratio of total debt to EBITDA...............................       4.38x                   6.10x
Ratio of EBITDA to interest expense, net....................       1.92x                   1.89x

- Our summary historical consolidated financial data should be read in conjunction with our historical consolidated financial statements as of and for each of the fiscal years in the three-year period ended September 27, 1998 and for the nine months ended June 27, 1999, the related notes and independent auditor's report included in this prospectus. For additional information, see the financial section of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

- The financial information for the nine months ended June 28, 1998 is unaudited, but in our opinion reflects all adjustments (which include any normal recurring adjustments) necessary for a fair representation of the financial information.

- Operating results for the nine months ended June 27, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ended September 26, 1999. Our summary unaudited pro forma consolidated financial information does not purport to represent what our results of operations would actually have been had the transactions described below occurred on the dates indicated or to project our results of operations for any future period or date.


- The pro forma amounts for the period ended June 27, 1999, in the column "Pro Forma for this Offering" are adjusted to give effect to (1) this offering, (2) the redemption of all of our outstanding preferred stock at 105% of aggregate liquidation preference, (3) the repayment of the loans receivable from two of our selling stockholders with the net proceeds that such selling stockholders will receive from this offering, as if they had occurred as of the beginning of the period, and (4) the purchase of an annuity for two of our retiring executives. These pro forma amounts do not reflect (a) the impact to net income available to common stockholders resulting from the redemption of our preferred stock at a premium and (b) the impact to net income resulting from the purchase of an annuity for two of our retiring executives.



- The pro forma amounts for the period ended June 27, 1999, in the column "Pro Forma As Adjusted for Both Offerings" are adjusted to give effect to the transactions described above and further adjusted for the offering of approximately $235.0 million aggregate principal amount of senior subordinated notes due 2009 at an estimated interest rate of 9 1/4% and the repurchase of our 11% notes and 12 1/2% notes at approximately 111% and 114% of their par value, respectively, pursuant to the tender offers and consent solicitations we commenced on September 30, 1999, as if they had occurred as of the beginning of the period. The pro forma interest expense for the period ended June 27, 1999 is based on a current estimated interest rate of 9 1/4%. If the actual interest rate in the offering varies by 1/8%, the effect on pro forma interest expense for the nine months ended June 27, 1999 would be approximately $0.2 million. These pro forma amounts do not reflect items (a) and (b) in the paragraph above and the extraordinary loss on extinguishment of debt including the write-off of related deferred financing costs, which we will record as a result of repurchasing the 11% notes and 12 1/2% notes at a premium.



- On September 29, 1999, we filed a third amended and restated certificate of incorporation which resulted in (1) the redesignation of our previously outstanding shares of Class A Common Stock into shares of Class B Common Stock, (2) a 50-to-1 stock split of our Class B Common Stock and (3) a reduction in the par value of our Class A Common Stock and Class B Common Stock from $0.01 per share to $0.0001 per share. All financial information has been restated to reflect this redesignation, stock split and change in par value.


- The term "broadcast cash flow" means operating income before depreciation, amortization and corporate expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, net income or cash flow and other consolidated income or cash flow statement data or as a measure of our profitability or liquidity. Although broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles, broadcast cash flow is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

- The term "EBITDA" means earnings before extraordinary items, gain on sale of AM stations, net interest expense, income taxes, depreciation, amortization and other income or expense. We have included information concerning EBITDA in this prospectus because it is used by some investors as a measure of a company's ability to service its debt obligations. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, EBITDA is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

- The term "after-tax cash flow" means income before income tax benefit (expense) and extraordinary items, minus net gain on sale of AM stations (net of tax) and the current income tax provision, plus depreciation and amortization expense. Although after-tax cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles, after-tax cash flow is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.


                                                                          AS OF JUNE 27, 1999
                                                              -------------------------------------------
                                                                                            PRO FORMA AS
                                                                           PRO FORMA FOR    ADJUSTED FOR
                                                              HISTORICAL   THIS OFFERING   BOTH OFFERINGS
                                                              ----------   -------------   --------------
                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 20,895      $ 23,600         $ 57,193
Total assets................................................    359,501       361,299          396,877
Total debt (including current portion)......................    172,767       172,767          240,653
Preferred stock.............................................    218,802            --               --
Total stockholders' equity (deficiency).....................    (67,848)      167,189          150,383



- The pro forma balance sheet data are adjusted to give effect to the transactions described above as if they had occurred as of June 27, 1999. These pro forma adjustments reflect (1) the redemption of our outstanding preferred stock at 105% of aggregate liquidation preference which results in an additional dividend of $22.1 million and will reduce net income applicable to common stockholders in the period such redemption occurs as if such redemption occurred on June 27, 1999, (2) the repurchase of our 11% notes and 12 1/2% notes at approximately 111% and 114% of their par value, respectively, which results in an extraordinary loss (net of income taxes) amounting to $16.8 million, assuming such repurchases occurred on June 27, 1999, and (3) the purchase of an annuity for two of our retiring executives which results in an estimated nonrecurring charge (net of income taxes) of approximately $6.1 million, assuming such purchase occurred on June 27, 1999. Actual amounts will differ based upon the actual dates the preferred stock is redeemed, the 11% notes and 12 1/2% notes are repurchased, and the annuity for two of our retiring executives is purchased.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in our shares of Class A Common Stock.

SUBSTANTIAL DEBT -- OUR SUBSTANTIAL LEVEL OF DEBT COULD LIMIT OUR ABILITY TO GROW AND COMPETE.


     Our consolidated debt is substantial when compared to our common stockholders' equity. As of June 27, 1999, on a pro forma basis after giving effect to the transactions described in this prospectus (including the concurrent senior subordinated note offering), we had outstanding long term debt (including current portions) of approximately $240.7 million and a stockholders' equity of $150.4 million. We are likely to incur more debt following the closing of this offering. Such additional debt is expected to include the senior credit facilities.


     Our substantial level of debt could have several important consequences to the holders of our securities, including the following:

     - a significant portion of our cash flow from operations will be dedicated to servicing our debt obligations and will not be available for operations, future business opportunities or other purposes;

     - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited; and

     - our substantial debt could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

     Our ability to satisfy all of our debt obligations depends upon our future operating performance. Our operating performance will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. We believe that our operating cash flow will be sufficient to meet our operating expenses and to service our debt requirements as they become due. However, if we are unable to pay our debts, whether upon acceleration of our debt or in the ordinary course of business, we will be forced to pursue alternative strategies such as selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that we can successfully complete any of these strategies on satisfactory terms or that the approval of the FCC could be obtained on a timely basis, or at all, for the transfer of any of the stations' licenses in connection with a proposed sale of assets.

RESTRICTIONS IMPOSED BY OUR DEBT -- THE TERMS OF OUR DEBT RESTRICT US FROM ENGAGING IN MANY ACTIVITIES AND REQUIRE US TO SATISFY VARIOUS FINANCIAL TESTS.

     The indenture governing the senior subordinated notes to be issued in our concurrent senior subordinated notes offering will contain covenants that restrict, among other things, our ability to:

     - incur additional debt;

     - create liens;

     - pay dividends, distributions or make other specified restricted payments;

     - sell assets;

     - enter into transactions with affiliates;

     - sell capital stock of our subsidiaries; and

     - merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     If an event of default occurs under this indenture, the noteholders could elect to declare all amounts outstanding under the indenture, together with accrued interest, to be immediately due and payable. In addition, there is a change of control provision in the indenture which would require us to make an offer to repurchase all of our notes in the event that we experience a change of control. If we do not complete the tender offers and consent solicitations for our 12 1/2% and 11% notes and the concurrent senior subordinated notes offering, we will continue to be subject to the indentures that govern our existing
12 1/2% notes and 11% notes, which contain similar, but more restrictive, covenants. See "Description of Indebtedness -- 12 1/2% Notes" and "Description of Indebtedness -- 11% Notes."

     Similarly, if we enter into the senior credit facilities they will contain covenants that restrict, among other things, our ability to incur additional debt, pay cash dividends, repurchase our capital stock, make capital expenditures, make investments or other restricted payments, swap or sell assets, engage in transactions with related parties, secure non-senior debt with our assets, or merge, consolidate or sell all or substantially all of our assets.

     Our senior credit facilities will require us to get our lenders' consent before we make certain acquisitions involving the payment of cash or assumption of indebtedness. This restriction may make it more difficult to pursue our acquisition strategy. Our senior credit facilities will also require us to maintain specific financial ratios. Events beyond our control could affect our ability to meet those financial ratios, and we cannot assure you that we will meet them.


     Our senior credit facilities will mature in 2005 and will be (1) guaranteed by our subsidiaries (other than our foreign subsidiaries created or acquired after the date of the indenture governing the senior subordinated notes); (2) secured by all of our assets and all material assets of each guarantor (except to the extent prohibited by law, broadcast licenses); (3) secured by the stock of our domestic subsidiaries, including the stock of our broadcasting license subsidiaries; and (4) secured by two-thirds of the stock of our foreign subsidiaries that are not guarantors, including the stock of our broadcasting license subsidiaries. A breach of any of the covenants contained in our senior credit facilities could allow our lenders to declare all amounts outstanding under the senior credit facilities to be immediately due and payable. In addition, our lenders could proceed against the collateral granted to them to secure that indebtedness. If the amounts outstanding under the senior credit facilities are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to the banks or to our other debt holders.


HISTORY OF NET LOSSES -- WE HAVE EXPERIENCED NET LOSSES IN THE PAST AND TO THE EXTENT THAT WE EXPERIENCE LOSSES IN THE FUTURE, OUR ABILITY TO RAISE CAPITAL AND THE MARKET PRICES OF OUR SECURITIES, INCLUDING OUR COMMON STOCK AND ANY NOTES TO BE ISSUED IN THE SENIOR SUBORDINATED NOTES OFFERING, COULD BE ADVERSELY AFFECTED.

     We have experienced net losses in fiscal years 1996 and 1997. The primary reasons for these losses are interest expense and significant charges for depreciation and amortization related to the acquisition of radio stations and refinancing costs. If we acquire additional stations, these charges will probably increase.

     We cannot assure you that we will achieve or sustain profitability. Failure to achieve profitability may adversely affect the market price of our common stock, which in turn may adversely affect our ability to raise additional equity capital and to incur additional debt.

IMPORTANCE OF THE NEW YORK AND MIAMI MARKETS -- A LARGE PORTION OF OUR NET BROADCAST REVENUE AND BROADCAST CASH FLOW COMES FROM THESE MARKETS.

     Based upon the stations we owned and operated as of June 27, 1999, our radio stations in New York and Miami collectively accounted for 69.3% of our net broadcast revenue and for 75.6% of our broadcast cash flow for the nine-month period ended June 27, 1999. A significant decline in net broadcast revenue or broadcast cash flow from our stations in any of these markets could have a material adverse effect on our financial position and results of operations.

DEPENDENCE ON KEY PERSONNEL -- LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

     Our business depends upon the efforts, abilities and expertise of our executive officers and other key employees, including Raul Alarcon, Jr., our Chairman of the Board of Directors and Chief Executive Officer. The loss of any of these officers and key employees could have a material adverse effect on our business. We do not maintain key man life insurance on any of our personnel.

COMPETITION -- WE COMPETE FOR ADVERTISING REVENUE WITH OTHER RADIO GROUPS AS WELL AS TELEVISION AND OTHER MEDIA, MANY OPERATORS OF WHICH HAVE GREATER RESOURCES THAN WE DO.

     Broadcasting is a highly competitive business. Our radio stations compete in their respective markets for audiences and advertising revenues with other radio stations of all formats, as well as with other media, such as newspapers, magazines, television, cable television, outdoor advertising, the Internet and direct mail. As a result of this competition, our stations' audience ratings and market shares may decline and any adverse change in a particular market could have a material adverse effect on the revenue of our stations located in that market.

     Although we believe that each of our stations is able to compete effectively in its respective market, we cannot assure you that any station will be able to maintain or increase its current audience ratings and advertising revenues. Radio stations can change formats quickly. Any other radio station currently broadcasting could shift its format to duplicate the format of any of our stations. If a station converts its programming to a format similar to that of one of our stations, or if one of our competitors strengthens its operations, the ratings and broadcast cash flow of our station in that market could be adversely affected. In addition, other radio companies which are larger and have more resources may also enter markets in which we operate.

RISKS OF ACQUISITION STRATEGY -- OUR GROWTH DEPENDS ON SUCCESSFULLY EXECUTING OUR ACQUISITION STRATEGY.

     We intend to grow by acquiring radio stations primarily in the largest U.S. Hispanic markets. We cannot assure you that our acquisition strategy will be successful. In particular, we cannot assure that our pending purchase of the eight radio stations located in Puerto Rico will close during the expected time frame or at all. Our acquisition strategy is subject to a number of risks, including, but not limited to:

     - our pending acquisitions may not be consummated;

     - acquired stations may not increase our broadcast cash flow or yield other anticipated benefits;

     - required regulatory approvals may result in unanticipated delays in completing acquisitions;

     - we may have difficulty managing our rapid growth; and

     - we may be required to raise additional financing and our ability to do so is limited by the terms of our debt instruments.

CONTROLLING STOCKHOLDER -- OUR CHAIRMAN AND CEO WILL HAVE MAJORITY CONTROL.

     After this offering, Raul Alarcon, Jr., our Chairman of the Board of Directors and Chief Executive Officer, will own shares of Class B Common Stock having approximately 71% of the combined voting power of our outstanding shares of common stock. Accordingly, Mr. Alarcon, Jr. will have the ability to elect all of our directors and will effectively have control of our policies and affairs. This control may discourage certain types of transactions involving an actual or potential change of control of SBS such as a merger or sale of SBS.

TECHNOLOGY CHANGES, NEW SERVICES AND EVOLVING STANDARDS -- WE MUST BE ABLE TO RESPOND TO RAPIDLY CHANGING TECHNOLOGY, SERVICES AND STANDARDS WHICH CHARACTERIZE OUR INDUSTRY IN ORDER TO REMAIN COMPETITIVE.

     The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting, and the standardization of available technologies which significantly enhance the sound quality of AM and FM broadcasts. We cannot predict the effect new technology of this nature will have on our financial condition and the results of our operations. Several new media technologies are being developed, including the following:

     - cable television operators have introduced a service commonly referred to as "cable radio" which provides cable television subscribers with several high-quality channels of music, news and other information;

     - the Internet is poised to offer new and diverse forms of program distribution;

     - direct satellite broadcast television companies are supplying subscribers with several high quality music channels;

     - the introduction of satellite digital audio radio technology could result in new satellite radio services with sound quality equivalent to that of compact discs; and

     - the introduction of in-band on-channel digital radio could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services.

GOVERNMENT REGULATION -- OUR BUSINESS DEPENDS ON MAINTAINING OUR FCC LICENSES. WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO MAINTAIN THESE LICENSES.

     The domestic broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC for the issuance, renewal, transfer and assignment of broadcasting station operating licenses and limits the number of broadcasting properties we may acquire. Federal regulations create significant new opportunities for broadcasting companies but also create uncertainties as to how these regulations will be interpreted and enforced by the courts.

     Our success depends in part on acquiring and maintaining broadcast licenses issued by the FCC, which are typically issued for a maximum term of eight years and are subject to renewal. While we believe that the FCC will approve applications for renewal of our existing broadcasting licenses when made, we cannot guarantee that pending or future renewal applications submitted by us will be approved, or that renewals will not include conditions or qualifications that could adversely affect our operations. Although we may apply to renew our FCC licenses, interested third parties may challenge our renewal applications. In addition, if we or any of our stockholders, officers, or directors violate the FCC's rules and regulations or the Communications

Act of 1934, or are convicted of a felony, the FCC may commence a proceeding to impose sanctions upon us. Examples of possible sanctions include the imposition of fines; the revocation of our broadcast licenses; or the renewal of one or more of our broadcasting licenses for a term of fewer than eight years. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the radio station covered by the license only after we had exhausted administrative and judicial review without success.

     The radio broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act and FCC rules and policies limit the number of broadcasting properties that any person or entity may own (directly or by attribution) in any market and require FCC approval for transfers of control and assignments. The filing of petitions or complaints against SBS or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of licenses. The Communications Act and FCC rules also impose limitations on non-U.S. ownership and voting of the capital stock of SBS.

     Moreover, governmental regulations and policies may change over time and we cannot assure you that those changes would not have a material adverse impact upon our business, financial position or results of operations. In addition, the loss of any of our existing Los Angeles or New York stations' broadcasting licenses is an event of default under the indenture that governs our 12 1/2% notes, and could cause an acceleration of amounts due under those notes prior to maturity.

ANTITRUST MATTERS -- WE MAY FACE REGULATORY REVIEW FOR ADDITIONAL ACQUISITIONS IN OUR EXISTING MARKETS AND, POTENTIALLY, NEW MARKETS.

     An important part of our growth strategy is the acquisition of additional radio stations. After the passage of the Telecommunications Act of 1996, the U.S. Department of Justice has become more aggressive in reviewing proposed acquisitions of radio stations and radio station networks. The Justice Department is particularly concerned when the proposed buyer already owns one or more radio stations in the market of the station it is seeking to buy. Recently, the Justice Department has challenged a number of radio broadcasting transactions. Some of those challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Justice Department has more closely scrutinized radio broadcasting acquisitions that result in market shares in excess of 40% of local radio advertising revenue. Similarly, the FCC has announced new procedures to review proposed radio broadcasting transactions even if the proposed acquisition otherwise complies with the FCC's ownership limitations. In particular, the FCC may invite public comment on proposed radio transactions that the FCC believes, based on its initial analysis, may present ownership concentration concerns in a particular local radio market.

RECESSION OR DOWNTURN IN THE ECONOMY -- NATIONAL OR REGIONAL RECESSIONS COULD IMPAIR OUR REVENUES.

     Our broadcasting revenues could be adversely affected by a recession or downturn in the United States economy since advertising expenditures generally decrease as the economy slows down. In addition, our operating results in individual geographic markets could be adversely affected by local or regional economic downturns. Our broadcasting revenues have been materially adversely affected by past recessions. Future economic downturns might have a material adverse effect on our ability to generate advertising revenue and might materially and adversely affect our financial condition and operating results.

NO PRIOR MARKET FOR COMMON STOCK -- OUR INVESTORS WILL PAY A PRICE FOR OUR CLASS A COMMON STOCK THAT WAS NOT DETERMINED IN A COMPETITIVE MARKET.


     Prior to this offering, there has not been any market for the Class A Common Stock. Our shares of Class A Common Stock have been approved for quotation on The Nasdaq Stock Market's National Market under the symbol "SBSA," subject to official notice of issuance. We do not know the extent to which investor interest in our business will lead to the development of a trading market or how liquid that market might be. If you purchase shares of Class A Common Stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was negotiated between us and our underwriters. The price of the Class A Common Stock that will prevail in the market after this offering may be higher or lower than the price you pay. For a description of the factors we will consider in negotiating the public offering price, see "Underwriting."


     In addition, in recent years, the stock market has experienced extreme price fluctuations, sometimes without regard to the performance of particular companies. Broad market and industry fluctuations may adversely affect the trading price of the Class A Common Stock, regardless of our actual operating performance.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE -- FUTURE SALES BY EXISTING STOCKHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR CLASS A COMMON STOCK.

     The market price of our Class A Common Stock could drop as a result of sales of a large number of shares of Class A Common Stock or Class B Common Stock (convertible into Class A Common Stock) by our existing stockholders after this offering, or the perception that these sales may occur. These factors could make it more difficult for us to raise funds through future offerings of our Class A Common Stock.


     The shares of Class B Common Stock held by Pablo Raul Alarcon, Sr., Raul Alarcon, Jr. and Jose Grimalt not being offered by this prospectus and the shares of Class B Common Stock held by Joseph A. Garcia are subject to "lock-up" agreements that prohibit them from selling these shares for 180 days after the date of this prospectus. When the 180-day "lock-up" period expires, or if Lehman Brothers Inc., in its sole discretion, consents to an earlier sale, Messrs. Alarcon, Sr., Alarcon, Jr., Grimalt, and Garcia will be able to sell their shares in the open market, subject to certain legal restrictions.


     Holders of shares of Class B Common Stock (which were Class A Common Stock prior to our redesignation) issued upon exercise of the 1994 and 1997 warrants have demand registration rights (permitting them to have their shares registered for resale within 180 days of making such demand for registration) and piggyback registration rights (permitting them to have their shares registered in this offering, subject to reduction upon determination by Lehman Brothers Inc. as the managing underwriter of this offering). After completion of this offering, there will be 34,593,350 shares of Class B Common Stock outstanding, of which 6,884,950 shares will have registration rights and are not subject to "lock-up" agreements. Upon registration, these shareholders will be able to sell their shares in the open market without restriction.

     Upon completion of this offering, there will be 22,355,200 shares of Class A Common Stock and 34,593,350 shares of Class B Common Stock outstanding. The shares of Class A Common Stock sold in this offering will be freely tradable without restriction, except for any shares acquired by one of our affiliates, which can be sold under Rule 144 of the Securities Act of 1933 subject to certain volume and other restrictions.

YEAR 2000 -- COMPUTER PROGRAMS AND MICROPROCESSORS THAT HAVE DATE SENSITIVE SOFTWARE MAY RECOGNIZE A DATE USING "00" AS YEAR 1900 RATHER THAN 2000, OR NOT RECOGNIZE THE DATE AT ALL, WHICH COULD RESULT IN MAJOR SYSTEM FAILURES OR MISCALCULATIONS.

     We rely, directly and indirectly, on information technology systems to operate our radio stations, provide our radio stations with up-to-date news and perform a variety of administrative services, including accounting, financial reporting, advertiser spot scheduling, payroll and invoicing. We also use non-information technology systems, such as microchips, for dating and other automated functions. We are in the process of assessing and remediating potential risks to our business related to the year 2000 problem. Although we believe that, as a result of these efforts, our critical systems are or will be substantially year 2000 compliant, we cannot assure you that this will be the case. One of our greatest potential year 2000 risks may be that third parties with whom we deal will fail to be year 2000 compliant. For example, if our programming suppliers or key advertisers experience significant disruptions in their businesses because of the year 2000 problem, we may lose access to programming and significant advertising revenue. We are in the process of developing a contingency plan to address any possible failures by us or our vendors related to year 2000 compliance.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements, including statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus, concerning our expectations of future sales, gross profits, research and development expenses, selling, general and administrative expenses, product introductions and cash requirements. Forward-looking statements often include words or phrases such as "will likely result", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "project", "outlook" or similar expressions. The statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed in the forward-looking statements. Actual results may vary materially from those expressed in forward-looking statements. Factors which could cause actual results to differ from expectations include those in the "Risk Factors" section of this prospectus. We cannot assure you that our results of operations will not be adversely affected by one or more of these factors. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the results of any revisions to them to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS


     The net proceeds we will receive from this offering and the concurrent senior subordinated notes offering are estimated to be approximately $260.8 million and $227.0 million, respectively. We will not receive any proceeds from the shares of Class A Common Stock being sold by the selling stockholders, which are estimated to be $77.7 million. This offering of our Class A Common Stock is not conditioned upon any other offering. The senior subordinated notes offering is conditioned upon the completion of this offering. We intend to use the net proceeds of this offering, the concurrent senior subordinated notes offering and the repayment of stockholder loans to (1) redeem our preferred stock at 105% of aggregate liquidation preference, (2) repurchase our 11% notes and 12 1/2% notes at approximately 111% and 114% of their par value, respectively, pursuant to the tender offers and consent solicitations we commenced on September 30, 1999, (3) purchase an annuity for two of our retiring executives at an estimated cost of approximately $10.6 million, and (4) for general corporate purposes. The pro forma amounts for redemption of preferred stock and repurchase of our 11% notes and 12 1/2% notes assume that such events will occur on December 1, 1999 and November 2, 1999, respectively. We cannot assure you that we will complete the concurrent senior subordinated notes offering on terms that are favorable to us or at all or that any or all of the 11% notes and 12 1/2% notes will be tendered. If only this offering is completed, we would use the net proceeds of this offering, the repayment of stockholder loans and a portion of our current cash on hand to redeem our outstanding preferred stock and purchase an annuity for two of our retiring executives. The following table presents the sources and uses of funds (1) pro forma for this offering, and (2) pro forma as adjusted for this offering and the senior subordinated notes offering:


                                                                                 PRO FORMA
                                                                                AS ADJUSTED
                                                            PRO FORMA             FOR BOTH
                                                        FOR THIS OFFERING        OFFERINGS
                                                        -----------------    ------------------
                                                         (IN THOUSANDS)        (IN THOUSANDS)
SOURCES OF FUNDS:
This offering.........................................      $280,000              $280,000
Senior subordinated notes offering....................            --               235,000
Repayment of loans by stockholders....................         3,019                 3,019
Cash on hand..........................................        12,359                    --
                                                            --------              --------
          Total.......................................      $295,378              $518,019
                                                            ========              ========
USES OF FUNDS:
Redemption of preferred stock.........................      $265,611              $265,611
Annuity for retiring executives.......................        10,567                10,567
Repurchase of our 11% notes and 12 1/2% notes.........            --               195,952
General corporate purposes............................            --                18,639
Estimated fees and expenses...........................        19,200                27,250
                                                            --------              --------
          Total.......................................      $295,378              $518,019
                                                            ========              ========

     Preferred Stock. As of June 27, 1999 we had outstanding $229.5 million aggregate liquidation preference of our preferred stock. Our preferred stock accrues dividends at a rate of 14 1/4% per year payable semi-annually. We can redeem our preferred stock at 105% of its liquidation preference plus accumulated and unpaid dividends.


     Senior Notes. As of June 27, 1999 we had outstanding $93.9 million aggregate principal amount of our 12 1/2% notes and $75.0 million aggregate principal amount of our 11% notes. The 12 1/2% notes accrue interest at an annual rate of 12 1/2% and mature on June 15, 2002. The 11% notes accrue interest at an annual rate of 11% and mature on March 15, 2004.

                                DIVIDEND POLICY

     We intend to retain future earnings for use in our business and do not anticipate declaring or paying any cash or stock dividends on shares of our common stock in the foreseeable future. In addition, any determination to declare and pay dividends will be made by our board of directors in light of our earnings, financial position, capital requirements and other factors that the board of directors deems relevant. Furthermore, the indentures governing the senior subordinated notes to be issued in the concurrent senior subordinated notes offering, our 12 1/2% notes and our 11% notes, and the agreement governing the senior credit facilities each contain restrictions on our ability to pay dividends. See "Description of Indebtedness." We previously declared and paid an extraordinary dividend in March 1998, pursuant to which some of our warrantholders elected to increase the conversion rates of their warrants instead of receiving cash. We do not expect to make any similar dividends in the near future.

                                    DILUTION

     Purchasers of the Class A Common Stock offered by this prospectus will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by the purchasers of the shares of Class A Common Stock will exceed the net tangible book value per share of common stock after this offering. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding on the date the book value is determined. As of June 27, 1999, we had a negative tangible book value of $361.9 million or $9.17 per share, excluding this offering. Assuming the sale of 17,500,000 shares at an initial public offering price of $16.00 per share and deducting the underwriters' discounts and commissions and estimated offering expenses, and after giving effect to the redemption of all our outstanding preferred stock, the repayment of loans receivable by selling stockholders with the net proceeds that such selling stockholders will receive from this offering, and the purchase of an annuity for our retiring executives, our pro forma tangible book value as of June 27, 1999 would have been a negative $126.5 million or $2.22 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $6.95 per share and an immediate dilution to new investors of $18.22 per share. The following table illustrates this per share dilution:

                                                                       PER SHARE
                                                                       ---------
Assumed initial public offering price.......................            $16.00
  Net negative tangible book value before this offering.....  $(9.17)
  Increase in net tangible book value per share attributable
     to this offering.......................................    6.95
                                                              ------
Pro forma net tangible book value after this offering.......             (2.22)
                                                                        ------
Dilution to new investors...................................            $18.22
                                                                        ======

     The following table summarizes, on a pro forma adjusted basis as of June 27, 1999, the number of shares of Class A Common Stock purchased from us, the estimated value of the total consideration paid for or attributed to the Class A Common Stock, and the average price per share paid by or attributable to existing stockholders and the new investors purchasing shares in this offering at an initial offering price of $16.00 per share.

                                                                                              AVERAGE
                                          SHARES OF COMMON                                   PRICE PER
                                           STOCK PURCHASED       TOTAL CASH CONSIDERATION    SHARE OF
                                        ---------------------    ------------------------     COMMON
                                          NUMBER      PERCENT       NUMBER       PERCENT       STOCK
                                        ----------    -------    ------------    --------    ---------
Existing stockholders.................  39,448,550       69%       6,873,186         2%       $ 0.17
New investors.........................  17,500,000       31%     280,000,000        98%        16.00
                                        ----------      ---      -----------       ---
          Total.......................  56,948,550      100%     286,873,186       100%
                                        ==========      ===      ===========       ===

                                 CAPITALIZATION

     The table below sets forth our capitalization as of June 27, 1999 on an actual basis, on a pro forma basis giving effect to this offering, and on a pro forma as adjusted basis giving effect to this offering and our concurrent senior subordinated notes offering.

                                                                       AS OF JUNE 27, 1999
                                                        -------------------------------------------------
                                                                                             PRO FORMA
                                                                         PRO FORMA FOR    AS ADJUSTED FOR
                                                            ACTUAL       THIS OFFERING    BOTH OFFERINGS
                                                        --------------   --------------   ---------------
                                                        (IN THOUSANDS)   (IN THOUSANDS)   (IN THOUSANDS)
Cash and cash equivalents.............................     $ 20,895         $ 23,600         $ 57,193
                                                           ========         ========         ========
Long-term debt (including current portion):
  12 1/2% notes.......................................       92,114           92,114               --
  11% notes...........................................       75,000           75,000               --
  Senior subordinated notes...........................           --               --          235,000
     Other debt, including current portion............        5,653            5,653            5,653
                                                           --------         --------         --------
          Total long-term debt........................      172,767          172,767          240,653
Preferred stock.......................................      218,802               --               --
Stockholders' equity (deficiency):
  Class A Common Stock................................           --                2                2
  Class B Common Stock................................            4                4                4
  Additional paid-in capital..........................        6,869          267,667          267,667
  Accumulated deficit.................................      (72,262)        (100,484)        (117,290)
     Less: loans receivable from stockholders.........       (2,459)              --               --
                                                           --------         --------         --------
          Total stockholders' equity (deficiency).....      (67,848)         167,189          150,383
                                                           --------         --------         --------
Total capitalization..................................     $323,721         $339,956         $391,036
                                                           ========         ========         ========


     - The pro forma amounts as of June 27, 1999, in the column "Pro Forma for this Offering" are adjusted to give effect to (1) this offering, (2) the redemption of all of our outstanding preferred stock at 105% of aggregate liquidation preference, which results in an additional dividend of $22.1 million and will reduce net income applicable to common stockholders in the period such redemption occurs as if such redemption occurred on June 27, 1999, (3) the repayment of the loans receivable from selling stockholders with the net proceeds that such selling stockholders will receive from this offering, and (4) the purchase of an annuity for two of our retiring executives which results in an estimated nonrecurring charge (net of income taxes) of approximately $6.1 million, as if they had occurred as of June 27, 1999.


     - The pro forma amounts as of June 27, 1999, in the column "Pro Forma As Adjusted for Both Offerings" are adjusted to give effect to the transactions described above and further adjusted for the concurrent offering of approximately $235.0 million aggregate principal amount of our senior subordinated notes due 2009 and the repurchase of our 11% notes and 12 1/2% notes at 111% and 114% of their par value, respectively, pursuant to the tender offers and consent solicitations we commenced on September 30, 1999 which results in an extraordinary loss (net of income taxes) amounting to $16.8 million, as if they had occurred as of June 27, 1999.


     - Actual amounts will differ based upon the actual dates the preferred stock is redeemed, the 11% notes and 12 1/2 notes are repurchased, and the annuity for two of our retiring executives is purchased.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
      (IN THOUSANDS EXCEPT RATIOS, SHARES OUTSTANDING AND PER SHARE DATA)


     The following table sets forth the historical financial information of our business. The selected historical consolidated financial information presented below under the caption "Statement of Operations Data" for each of the fiscal years in the five-year period ended September 27, 1998 and for the nine months ended June 27, 1999, are derived from our historical consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The financial information for the nine months ended June 28, 1998 is unaudited, but in our opinion reflects all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial information. Operating results for the nine months ended June 27, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending September 26, 1999. Our selected historical consolidated financial data should be read in conjunction with our historical consolidated financial statements as of September 28, 1997, September 27, 1998 and June 27, 1999 and for each of the fiscal years in the three-year period ended September 27, 1998 and the nine months ended June 27, 1999, the related notes and independent auditor's report, included elsewhere in this prospectus. For additional information see the financials section of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                FISCAL YEAR ENDED                          NINE MONTHS ENDED
                                            ---------------------------------------------------------   -----------------------
                                             9/25/94     9/24/95     9/29/96     9/28/97     9/27/98      6/28/98      6/27/99
                                            ---------   ---------   ---------   ---------   ---------   -----------   ---------
                                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Gross revenues............................  $  45,825   $  54,152   $ 55,338    $  67,982   $  86,766    $  62,099    $  80,437
Less: agency commissions..................      5,688       6,828      6,703        7,972      10,623        7,508       10,082
                                            ---------   ---------   ---------   ---------   ---------    ---------    ---------
  Net revenues............................     40,137      47,324     48,635       60,010      76,143       54,591       70,355
Station operating expenses(1).............     22,145      22,998     27,876       31,041      39,520       28,298       31,782
Depreciation and amortization.............      3,256       3,389      4,556        7,619       8,877        6,867        7,223
Corporate expenses........................      2,884       4,281      3,748        5,595       6,893        5,122        7,658
                                            ---------   ---------   ---------   ---------   ---------    ---------    ---------
  Operating income........................     11,852      16,656     12,455       15,755      20,853       14,304       23,692
Interest expense, net(2)..................    (14,203)    (12,874)   (16,533)     (22,201)    (20,860)     (16,002)     (15,736)
Other income (expense), net(3)............     (3,423)       (381)    (1,574)        (791)       (213)          --         (485)
Gain on sale of AM stations...............         --          --         --           --      36,242       36,247           --
                                            ---------   ---------   ---------   ---------   ---------    ---------    ---------
Income (loss) before income taxes and
  extraordinary items.....................     (5,774)      3,401     (5,652)      (7,237)     36,022       34,549        7,471
Income tax expense (benefit)..............     (2,231)      1,411     (1,166)      (2,715)     15,624       13,820        3,177
                                            ---------   ---------   ---------   ---------   ---------    ---------    ---------
  Income (loss) before extraordinary
    items.................................     (3,543)      1,990     (4,486)      (4,522)     20,398       20,729        4,294
Extraordinary gain (loss) net of income
  taxes(4)................................     70,255          --         --       (1,647)     (1,613)      (1,613)          --
                                            ---------   ---------   ---------   ---------   ---------    ---------    ---------
  Net income (loss).......................  $  66,712   $   1,990   $ (4,486)   $  (6,169)  $  18,785    $  19,116    $   4,294
                                            =========   =========   =========   =========   =========    =========    =========
Dividends on preferred stock..............         --          --     (2,994)     (17,044)    (30,270)     (22,391)     (25,951)
                                            ---------   ---------   ---------   ---------   ---------    ---------    ---------
  Net income (loss) applicable to common
    stock.................................  $  66,712   $   1,990   $ (7,480)   $ (23,213)  $ (11,485)   $  (3,275)   $ (21,657)
                                            =========   =========   =========   =========   =========    =========    =========
Dividends per share on common stock.......  $      --   $      --   $     --    $      --   $    0.11    $    0.11    $      --
                                            =========   =========   =========   =========   =========    =========    =========
Earnings (loss) per common share:
  Basic (before extraordinary item).......  $   (0.36)  $    0.07   $  (0.25)   $   (0.71)  $   (0.33)   $   (0.06)   $   (0.68)
  Diluted (before extraordinary item).....      (0.36)       0.06      (0.25)       (0.71)      (0.33)       (0.06)       (0.68)
  Basic...................................       6.75        0.07      (0.25)       (0.77)      (0.38)       (0.11)       (0.68)
  Diluted.................................       6.75        0.06      (0.25)       (0.77)      (0.38)       (0.11)       (0.68)

Weighted average common shares
  outstanding(8):
  Basic...................................  9,882,318   30,333,400  30,333,400  30,333,400  30,333,400  30,333,400    31,629,918
  Diluted.................................  9,882,318   35,793,409  30,333,400  30,333,400  30,333,400  30,333,400    31,629,918

                                                                FISCAL YEAR ENDED                          NINE MONTHS ENDED
                                            ---------------------------------------------------------   -----------------------
                                             9/25/94     9/24/95     9/29/96     9/28/97     9/27/98      6/28/98      6/27/99
                                            ---------   ---------   ---------   ---------   ---------   -----------   ---------
                                                                                                        (UNAUDITED)
OTHER FINANCIAL DATA:
Broadcast cash flow(5)....................  $  17,992   $  24,326   $ 20,759    $  28,969   $  36,623    $  26,293    $  38,573
Broadcast cash flow margin................       44.8%       51.4%      42.7%        48.3%       48.1%        48.2%        54.8%
EBITDA(6).................................     15,108      20,045     17,011       23,374      29,730       21,171       30,915
After-tax cash flow(7)....................       (287)      5,379         70        3,097       7,530        5,848       11,517
Capital expenditures......................        897       4,888      3,811        2,022       1,645        1,290        1,684

                                                                            AS OF
                                            ---------------------------------------------------------------------
                                             9/25/94     9/24/95     9/29/96     9/28/97     9/27/98     6/27/99
                                            ---------   ---------   ---------   ---------   ---------   ---------
BALANCE SHEET DATA:
Cash and cash equivalents.................  $  12,137   $  17,817   $   5,468   $  12,288   $  37,642   $  20,895
Total assets..............................     98,733     103,629     176,860     334,367     351,034     359,501
Total debt (including current portion)....     93,573      95,523     135,914     183,013     171,126     172,767
Preferred stock...........................         --          --      35,939     171,262     201,368     218,802
Total stockholders' deficiency............     (2,960)     (1,150)     (3,569)    (32,047)    (46,193)    (67,848)

        NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) Station operating expenses include engineering, programming, selling and general and administrative expenses.

(2) Interest expense includes non-cash interest, such as the accretion of principal, the amortization of discounts on debt and the amortization of deferred financing costs.

(3) During the 1996 and 1997 fiscal years, we wrote down the value of our land and building located on Sunset Boulevard in Los Angeles by $697,741 and $487,973, respectively. For the nine months ended June 27, 1999, we wrote down the value of this land and building by $451,048. The write-downs were based on current market values of real estate in the Los Angeles area. Financing costs are also included in other income (expenses).

(4) On June 29, 1994, we sold 107,059 units, each consisting of $1,000 principal amount of our 12 1/2% notes and warrants to purchase one share of common stock per unit. The 12 1/2% notes were issued at a substantial discount from their principal amount. The sale of the 12 1/2% notes and warrants generated gross proceeds of $94,000,000 and proceeds to us of $87,774,002, net of financing costs of $6,225,998. Of the $94,000,000 of gross proceeds from the sale of the 12 1/2% notes and warrants, $88,603,000 was allocated to the 12 1/2% notes and $5,397,000 was determined to be the value of the warrants. Of the net proceeds from the sale of the 12 1/2% notes and the warrants, $83,000,000 was used to satisfy in full our obligations to our two former principal lenders and the balance was used to settle litigation with a former stockholder and for general corporate purposes. We realized a gain of $70,254,772 in connection with our repayment of all obligations to our two former principal lenders because we were able to satisfy in full these obligations at substantial discounts to their face amounts in accordance with restructuring agreements between us and the lenders.

    For the fiscal year ended September 28, 1997, we recorded an extraordinary loss resulting from the redemption of our 12 1/4% senior secured notes due 2001 at par which was approximately $1.5 million in excess of their carrying value and from the write-off of the related unamortized deferred financing costs of approximately $1.3 million, net of the related tax benefit of approximately $1.1 million.

    For the fiscal year ended September 27, 1998, we recorded an extraordinary loss resulting from the repurchase of $13.2 million par value of 12 1/2% notes, at a premium of approximately $2.2 million in excess of their carrying value and from the write-off of the related unamortized deferred financing costs of approximately $0.5 million, net of the related tax benefit of approximately $1.1 million.

(5) The term "broadcast cash flow" means operating income before depreciation, amortization and corporate expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, net income or cash flow and other consolidated income or cash flow statement data or as a measure of our profitability or liquidity. Although broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles, broadcast cash flow is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

(6) The term "EBITDA" means earnings before extraordinary items, gain on sale of AM stations, net interest expense, income taxes, depreciation, amortization and other income or expense. We have included information concerning EBITDA in this prospectus because it is used by some investors as a measure of a company's ability to service its debt obligations. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, EBITDA is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.

(7) The term "after-tax cash flow" means income before income tax benefit (expense) and extraordinary items, minus net gain on sale of AM stations (net of tax) and the current income tax provision, plus depreciation and amortization expense. Although after-tax cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles, after-tax cash flow is widely used in the broadcasting industry as a measure of a broadcasting company's operating performance.


(8) On September 29, 1999, we filed a third amended and restated certificate of incorporation which resulted in (1) the redesignation of our previously outstanding shares of Class A Common Stock into shares of Class B Common Stock, (2) a 50-to-1 stock split of our Class B Common Stock and (3) a reduction in the par value of our Class A Common Stock and Class B Common Stock from $0.01 per share to $0.0001 per share. The financial information has been restated to reflect this redesignation, stock split and change in par value.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with "Selected Historical Consolidated Financial Information" and the Financial Statements and the related notes included elsewhere in this prospectus.

BACKGROUND


     We commenced operations with the purchase of our first radio station, WXLX-AM (formerly WSKQ-AM) serving the New York metropolitan area in 1983. Since 1983 we have purchased 15 stations, including two additional AM stations in six U.S. markets. Today, we are the second largest Spanish-language radio broadcasting company in the United States, currently owning and operating a total of 13 FM radio stations. We have agreed to purchase eight additional radio stations in Puerto Rico. We also have entered into a memorandum of understanding to sell our two radio stations located in the Florida Keys. Eleven of our stations are located in six of the largest Hispanic markets in the United States, including Los Angeles, Puerto Rico, New York, Miami, Chicago and San Antonio. In total, our radio stations reach over 51% of the U.S. Hispanic population.


     Our financial results depend on a number of factors, including the strength of the national economy and the local economies served by our stations, total advertising dollars dedicated to the markets served by our stations, advertising dollars targeted to the Hispanic consumers in the markets served by our stations, our stations' audience ratings, our ability to provide popular programming, local market competition from other radio stations and other advertising media, and government regulations and policies.

     We report our revenues and expenses on a broadcast month basis. "Broadcast month basis" means a four or five week period ending on the last Sunday of each calendar month. For the nine months ended June 27, 1999, and the nine months ended June 28, 1998, we reported 39 weeks of revenues and expenses. For fiscal year 1996, we reported 53 weeks of revenues and expenses compared to 52 weeks for each of fiscal year 1997 and 1998.

     As is true of other radio groups, our performance is customarily measured by our ability to generate broadcast cash flow, EBITDA and after-tax cash flow. Broadcast cash flow consists of operating income before depreciation, amortization and corporate expenses. EBITDA consists of earnings before extraordinary items, gain on sale of AM stations, net interest expense, income taxes, depreciation, amortization and other income or expenses. After-tax cash flow consists of income before income tax benefit (expense) and extraordinary items, minus net gain on sale of AM stations (net of tax) and the current income tax provision, plus depreciation and amortization expense. Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that broadcast cash flow, EBITDA and after-tax cash flow are useful in evaluating us because these measures are accepted by the broadcasting industry as generally recognized measures of performance and are used by securities industry analysts who publish reports on the performance of broadcasting companies. In addition, we have included information concerning broadcast cash flow, EBITDA and after-tax cash flow in this prospectus because it is used by some investors as a measure of a company's ability to service its debt obligations and it is also the basis for determining compliance with certain covenants contained in the indentures governing our debt securities and in the certificate of designation governing our preferred stock. Broadcast cash flow, EBITDA and after-tax cash flow are not intended to be substitutes for operating income as determined in accordance with generally accepted accounting principles, or alternatives to cash flow from operating activities (as a measure of liquidity) or net income.

REVENUES

     Our primary source of revenue is the sale of advertising time on our radio stations to local and national advertisers. Our revenues are affected primarily by the advertising rates that our radio stations are able to charge as well as the overall demand for radio advertising time in a market. Advertising rates are based primarily on (1) a radio station's audience share in the demographic groups targeted by advertisers, as measured principally by periodic reports developed by Arbitron(C), (2) the number of radio stations in the market competing for the same demographic groups, and (3) the supply of and demand for radio advertising time. Advertising rates fluctuate daily and are generally highest during the morning and afternoon commuting hours. Seasonal net broadcasting revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures by local and national advertisers. Our second fiscal quarter (January through March) generally produces the lowest net broadcasting revenue for the year because of normal post-holiday decreases in advertising expenditures.

     Our advertising contracts are generally short term, usually for periods of three months or less, and we generate most of our revenues from local advertising. In the 1998 fiscal year, approximately $63.1 million, or 72.7% of our gross broadcasting revenues, was generated from local advertising and approximately $23.7 million, or 27.3% of our gross broadcasting revenues, was generated from national advertising. Each of our station's local sales staff solicits advertising directly from local advertisers or through an advertising agency representing local advertisers. For national advertising sales, we have engaged Caballero Spanish Media, LLC, a subsidiary of Interep National Radio Sales, Inc., a national representative company.


     In the broadcasting industry, radio stations sometimes utilize trade or barter agreements to reduce cash expenses by exchanging advertising time for advertising time with other media, and for goods and services related to promotional campaigns. In each of our 1996, 1997 and 1998 fiscal years, we sold approximately 5.9%, 4.4% and 3.1%, respectively, of our available advertising time for trade or barter. Our percentage of advertising time sold for trade or barter may increase slightly in the next two years upon completion of the acquisition of radio stations in Puerto Rico, a market which traditionally has had a higher percentage of trade and barter. However, we believe that after these stations have been integrated into our existing operations, our percentage of advertising time sold for trade or barter will decrease.


EXPENSES

     Our most significant expenses are employee compensation, rating services, advertising and promotion expenses, lease expenses for studios and transmission tower space and music license fees. We strive to control expenses by (1) centralizing functions such as finance, accounting, payables, budgeting, legal, human resources, management information systems and the overall programming management function, and (2) using our multiple stations, market presence and purchasing power to negotiate favorable rates with certain vendors and national representative selling agencies. Depreciation of fixed assets and amortization of costs associated with the acquisition of additional stations and interest carrying charges are also significant factors in determining our overall expense level.

     Our operating results in any period may be affected by advertising and promotion expenses that do not produce commensurate broadcast revenue in the period in which such expenses are incurred. We generally incur advertising and promotion expenses in order to increase listenership and Arbitron(C) ratings. Increased advertising revenue may wholly or partially lag behind the incurrence of such advertising and promotion expenses because Arbitron(C) only reports complete ratings information on a quarterly basis.

CERTAIN TRANSACTIONS

     From fiscal year 1996 through fiscal year 1998, we acquired five radio stations, disposed of all of our AM radio stations and issued and repurchased certain of our securities. The impact of these transactions on our results of operations is described below:

     - In March 1996, we acquired the FCC broadcast license and substantially all of the assets of WPAT-FM in New York for $86.4 million, including closing costs of $1.8 million. The acquisition of WPAT-FM was financed by cash on hand and by the issuance of senior secured notes and redeemable preferred stock, each of which was subsequently redeemed in March 1997 in connection with the refinancing associated with the purchase of WRMA-FM, WXDJ-FM and WLEY-FM. Pursuant to the terms of a local marketing agreement, we began operating WPAT-FM on January 26, 1996 and the revenues and operating expenses of WPAT-FM are included in our operating results from that date.


     - In March 1997, we issued (1) $175.0 million of our 14 1/4% preferred stock, (2) warrants to purchase 74,900 shares of our Class A Common Stock (redesignated into shares of Class B Common Stock and subsequently split on a 50-to-1 basis pursuant to the third amended and restated certificate of incorporation), and (3) $75.0 million aggregate principal amount of our 11% notes due 2004 (collectively, the "1997 Financings"). In connection with the 1997 Financings, we capitalized finance costs of $5.7 million related to the 11% notes due 2004 and charged issuance costs of $9.0 million related to our preferred stock and warrants. A portion of the proceeds from the 1997 Financings was used to retire all of our then outstanding redeemable preferred stock and 12 1/4% senior secured notes due 2001. We realized a loss on the retirement of the 12 1/4% senior secured notes due 2001 of approximately $1.6 million, net of taxes of approximately $1.1 million. This amount has been classified as an extraordinary item in the accompanying "Consolidated Statement of Operations" in the financial statements of this prospectus.


     - In March 1997, we acquired the FCC broadcast licenses and substantially all of the assets of WRMA-FM and WXDJ-FM in Miami for $112.1 million, including closing costs of $1.1 million. The acquisitions of WRMA-FM and WXDJ-FM were financed by the proceeds we received from the 1997 Financings. Our results include the operation of WRMA-FM and WXDJ-FM from their respective dates of acquisition.

     - In March 1997, we acquired the FCC broadcast license and substantially all of the assets of WLEY-FM in Chicago for $33.2 million including closing costs of $0.2 million. The acquisition of WLEY-FM was financed by the proceeds we received from the 1997 Financings and a note payable to the seller of WLEY-FM for $3.0 million. Our results include the operation of WLEY-FM from its date of acquisition.

     - In September 1997, we sold the assets and FCC licenses of WXLX-AM (serving the New York market) and WCMQ-AM (serving the Miami area) for $26.0 million. We recorded a gain of $18.6 million on the sale which is classified under other income as

       "Gain on sale of AM stations" in the accompanying "Consolidated Statement of Operations" in the financial statements of this prospectus.

     - In October and November 1997, we repurchased through a tender offer and open-market purchases $13.2 million in principal amount of our 12 1/2% senior notes due 2002. The total amount paid by us for these notes was $15.0 million, plus accrued interest of $0.7 million. We recognized a loss on the tender offer of $1.6 million, net of income taxes of $1.1 million, due to the premium paid for the notes and the write-off of the deferred financing costs and original issue discounts related to the notes purchased. This amount has been classified as an extraordinary item in the accompanying "Consolidated Statement of Operations" in the financial statements of this prospectus.

     - In December 1997, we sold the assets and FCC license of KXMG-AM (serving the Los Angeles metropolitan area) for $18.0 million. We recorded a gain of $17.6 million on the sale which is classified under other income as "Gain on sale of AM stations" in the accompanying Consolidated Statement of Operations" in the financial statements of this prospectus.

     - On May 13, 1998, we acquired the FCC broadcast license and substantially all of the assets of KLEY-FM (formerly KRIO-FM) in San Antonio, Texas for $9.3 million, including closing costs of $0.1 million. The acquisition of KLEY-FM was financed with cash on hand. Our results include the operation of this station from the date of its acquisition.

     During fiscal year 1999, we acquired three stations, WCMA-FM (formerly WDOY-FM), WMEG-FM and WEMG-FM (all serving Puerto Rico), and eighty percent of the issued and outstanding capital stock of JuJu Media, Inc., the owner of LaMusica.com. The acquisitions of WCMA-FM, WMEG-FM and WEGM-FM were financed by cash on hand. The acquisition of JuJu Media, Inc. was financed by cash on hand and the issuance of promissory notes. The results of these acquisitions did not meet the significance test for pro forma presentation and, consequently, no pro forma results have been included with respect to these acquisitions. Our results include the operations of these stations and JuJu Media, Inc. from the date of their respective acquisitions.


     On September 22, 1999, we entered into an agreement to purchase all of the outstanding capital stock of nine subsidiaries of Chancellor Media Corporation of Los Angeles. The companies we have agreed to purchase own and operate eight radio stations in Puerto Rico: WIOA-FM, WIOB-FM, WIOC-FM, WCOM-FM, WZMT-FM, WZNT-FM, WOYE-FM and WCTA-FM. The purchase price we have agreed to pay for these companies is $90.0 million. In connection with this acquisition, we have made an initial nonrefundable deposit of $10.0 million. The agreement contains customary representations and warranties, and the closing of our acquisition of these companies is subject to the satisfaction of certain customary conditions, including receipt of regulatory approvals from the FCC. We expect to finance the purchase of these companies from a combination of bank borrowings and cash on hand. Prior to the closing of these acquisitions, (but following the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), we intend to operate these stations under a local marketing agreement pursuant to which we will pay a monthly fee in exchange for the exclusive right to program and sell commercial announcements for each of the stations. We expect to close our acquisition of these companies by the end of December 1999. We cannot assure you, however, that we will be able to complete our acquisition of the companies during the expected time frame or at all. The results of operations of these companies have not been included in our pro forma financial statements.

     We have entered into a memorandum of understanding with Mr. Alarcon, Sr., our Chairman Emeritus and a member of our board of directors, for the sale by us of the assets and liabilities of radio station WVMQ-FM operating in Key West, Florida and radio station WZMQ-FM operating in Key Largo, Florida. The sale price to be paid by Mr. Alarcon, Sr. for these stations is $700,000. The definitive agreement will contain customary representations, warranties and indemnities, and the closing of the sale of these stations will be subject to the satisfaction of certain conditions, including approval of the FCC, the completion of this offering and the receipt by Mr. Alarcon, Sr. of the proceeds of this offering as a selling stockholder. We cannot assure you that the sale of these stations will occur during the expected time frame or at all.

RESULTS OF OPERATIONS

 Nine Months Ended June 27, 1999 Compared to the Nine Months Ended June 28, 1998

     Net Revenues. Our net revenues were $70.4 million for the nine months ended June 27, 1999, compared to $54.6 million for the nine months ended June 28, 1998, an increase of $15.8 million or 28.9%. The increase in net revenues was mostly attributable to the Chicago and New York market stations where our net revenues increased 34.3% and 31.7%, respectively, due to high ratings, robust local economies and increased advertising rates. All of the markets in which we operate stations experienced strong increases in net revenues, including our Los Angeles FM station where net revenue increased by 19.4%.

     Station Operating Expenses. Total station operating expenses were $31.8 million for the nine months ended June 27, 1999, compared to $28.3 million for the nine months ended June 28, 1998, an increase of $3.5 million or 12.4%. The higher station operating expenses were caused mainly by the inclusion of the results of the recent acquisitions in San Antonio and Puerto Rico as well as JuJu Media, Inc. accounting for $2.7 million or 77.1% of the increase in station operating expenses. To a lesser extent, all of our other radio stations experienced a 2.7% increase in operating expenses due to higher commissions and music license fees associated with higher sales. In the New York and Miami markets, we had an increase in advertising, promotional and audience research expenses. This increase in operating expenses was offset by lower general and administrative expenses due to improved collections.

     Broadcast Cash Flow. Broadcast cash flow was $38.6 million for the nine months ended June 27, 1999, compared to $26.3 million for the nine months ended June 28, 1998, an increase of $12.3 million or 46.8%. This increase was attributable to strong revenue growth and effective management of operating expenses. Our broadcast cash flow margin increased to 54.8% for the nine months ended June 27, 1999 compared to 48.2% for the nine months ended June 28, 1998.

     Corporate Expenses. Total corporate expenses were $7.7 million for the nine months ended June 27, 1999, compared to approximately $5.1 million for the nine months ended June 28, 1998, an increase of $2.6 million or 51.0%. The increase in corporate expenses resulted mainly from performance bonuses paid to our Chief Executive Officer, increases in the number of our employees and increased travel and other corporate overhead expenses relating to our expansion into new markets.

     EBITDA. EBITDA was $30.9 million for the nine months ended June 27, 1999, compared to $21.2 million for the nine months ended June 29, 1998, an increase of $9.7 million or 45.7%. Our EBITDA margin was 43.9% for the nine months ended June 27, 1999, compared to 38.8% for the nine months ended June 28, 1998. The increase in EBITDA and EBITDA margin was caused by the increase in net revenues which was partially offset by the increase in station operating expenses and corporate expenses.

     Depreciation and Amortization. Depreciation and amortization expense was $7.2 million for the nine months ended June 27, 1999, compared to $6.9 million for the nine months ended June 28, 1998, an increase of $0.3 million or 4.3%. The increase was related to an increase in amortization costs as a result of the stations purchased in Puerto Rico, WCMA-FM, WMEG-FM and WEGM-FM.

     Operating Income. Operating income was $23.7 million for the nine months ended June 27, 1999, compared to $14.3 million for the nine months ended June 28, 1998, an increase of $9.4 million or 65.7%. The increase was due to the increase in net revenues, partially offset by the increase in operating expenses.

     Interest Expense, Net. Interest expense was $15.7 million for the nine months ended June 27, 1999, compared to $16.0 million for the nine months ended June 28, 1998, a decrease of $0.3 million or 1.9%. This decrease was due to the repurchase of $13.2 million aggregate principal amount of our 12 1/2% notes due 2002 in the first quarter of fiscal 1998.

     Other Income (Expense). We had other expenses of $0.5 million for the nine months ended June 27, 1999, compared to other income of $36.2 million for the nine months ended June 28, 1998. The other expenses in 1999 resulted primarily from an additional write-down of owned vacant real estate in the Los Angeles area. The other income in 1998 was the result of a gain on the sale of our AM stations during the nine months ended June 28, 1998.

     Net Income. Our net income was $4.3 million for the nine months ended June 27, 1999, compared to $19.1 million for the nine months ended June 28, 1998, a decrease of $14.8 million or 77.5%. The decrease was caused by the absence of the gain on the sale of our AM stations.

     After-Tax Cash Flow. After-tax cash flow was $11.5 million for the nine months ended June 27, 1999, compared to $5.8 million for the nine months ended June 28, 1998, an increase of $5.7 million or 98.3%. This increase was primarily attributable to an increase in EBITDA offset by higher income taxes.

  Fiscal Year 1998 Compared to Fiscal Year 1997

     Net Revenues. Net revenues were $76.1 million for fiscal year 1998, compared to $60.0 million for fiscal year 1997, an increase of $16.1 million or 26.8%. This increase was due primarily to the inclusion of the full year results of WRMA-FM, WXDJ-FM and WLEY-FM which we purchased on March 27, 1997. The increase in net revenues also resulted from a significant increase in the net revenues of our New York stations, WPAT-FM and WSKQ-FM, and our Miami station, WCMQ-FM, each of whose results were positively impacted by increased ratings. The increase in net revenues at each of our stations was partially offset by a decrease in net revenues from our Los Angeles station, KLAX-FM, in addition to the loss of revenues attributable to the sale of our AM stations in New York, Miami and Los Angeles.

     Station Operating Expenses. Total station operating expenses were $39.5 million for fiscal year 1998, compared to $31.0 million for the fiscal year 1997, an increase of $8.5 million or 27.4%. The increase in operating expenses was caused mainly by the inclusion of the full year results of WRMA-FM, WXDJ-FM and WLEY-FM.

     Broadcast Cash Flow. Broadcast cash flow was $36.6 million for fiscal year 1998, compared to $29.0 million for fiscal year 1997, an increase of $7.6 million or 26.2%. This increase was attributable to significant increases in net revenues partially offset by increased station operating expenses. Our broadcast cash flow margin was 48.1% for fiscal year 1998, compared to 48.3% for fiscal year 1997.

     Corporate Expenses. Total corporate expenses were $6.9 million for fiscal year 1998, compared to $5.6 million for fiscal year 1997, an increase of $1.3 million or 23.2%. The increase in corporate expenses was caused mainly by increased professional fees resulting from potential acquisitions and related financings.

     EBITDA. EBITDA was $29.7 million for fiscal year 1998, compared to $23.4 million for fiscal year 1997, an increase of $6.3 million or 26.9%. The increase in EBITDA was caused by the increase in net revenues, partially offset by increases in broadcasting operating expenses and corporate expenses, as described above. Our EBITDA margin was 39.0% for each of the fiscal years 1998 and 1997.

     Depreciation and Amortization. Depreciation and amortization expense was $8.9 million for fiscal year 1998, compared to $7.6 million for fiscal year 1997, an increase of $1.3 million or 17.1%. The increase was related to an increase in amortization costs as a result of the acquisitions of WRMA-FM, WXDJ-FM and WLEY-FM offset by the decrease attributable to the sale of the AM stations.

     Operating Income. Operating income was $20.9 million for fiscal year 1998, compared to $15.8 million for fiscal year 1997, an increase of $5.1 million or 32.3%. The increase was due to the significant increase in net revenues, partially offset by the increase in operating expenses.

     Interest Expense, Net. Interest expense was $20.9 million for fiscal year 1998 compared to $22.2 million for fiscal year 1997, a decrease of $1.3 million or 5.9%. The decrease was primarily due to the repurchase of $13.2 million aggregate principal amount of our 12 1/2% notes due 2002 in the first quarter of 1998.

     Other Income (Expense). Other income was $36.0 million for fiscal year 1998, including gain on sale of AM stations of $36.2 million, compared to other expense of $0.8 million for fiscal year 1997. The other income in 1998 was due to the gain on the sale of the AM stations. The other expense in 1997 was due primarily to an additional write-down of owned vacant real estate in the Los Angeles area.

     Net Income (Loss). Our net income for fiscal year 1998 was $18.8 million, compared to a net loss of $6.2 million for fiscal year 1997. The net income resulted from the increase in operating income, the gain from the sale of the AM stations and a slight decrease in interest expenses, partially offset by additional income taxes.

     After-Tax Cash Flow. After-tax cash flow was $7.5 million for fiscal year 1998, compared to $3.1 million for fiscal year 1997, an increase of $4.4 million or 141.9%. This increase was primarily attributable to an increase in EBITDA, decrease in net interest expense and gain offset by higher income taxes.

  Fiscal Year 1997 Compared to Fiscal Year 1996

     Net Revenues. Net revenues were $60.0 million for fiscal year 1997, compared to $48.6 million for fiscal year 1996, an increase of $11.4 million, or 23.5%. This increase was due primarily to the inclusion of results of WRMA-FM and WXDJ-FM, which we purchased on

March 27, 1997, and the inclusion of the results of WPAT-FM for the entire year. The increase in net revenues also resulted from an increase of $1.1 million in net revenues from our Los Angeles stations and our acquisition of WLEY-FM in Chicago which increased net revenues by $0.4 million. These increases in net revenues were offset by decreases in net revenues from certain of our existing stations, including a decrease of $3.0 million from the operations of WCMQ-AM and WCMQ-FM, and a decrease of $0.5 million from the operations of WSKQ-FM and WXLX-AM.

     Station Operating Expenses. Total station operating expenses were $31.0 million for fiscal year 1997, compared to $27.9 million for fiscal year 1996, an increase of $3.1 million, or 11.1%. The increase in station operating expenses was caused mainly by the inclusion of the results of WRMA-FM and WXDJ-FM in Miami and our station in Chicago, WLEY-FM, as well as the inclusion of a full year of expenses for WPAT-FM.

     Broadcast Cash Flow. Broadcast cash flow was $29.0 million for fiscal year 1997, compared to $20.8 million for fiscal year 1996, an increase of $8.2 million or 39.4%. Our broadcast cash flow margin was 48.3% for fiscal year 1997, compared to 42.8% for fiscal year 1996. The increases in broadcast cash flow and broadcast cash flow margin were attributable to our purchase of WRMA-FM and WXDJ-FM which contributed to an increase in sales generated by our Miami stations of $4.6 million, partially offset by increased expenses of $0.3 million.

     Corporate Expenses. Total corporate expenses were $5.6 million for fiscal year 1997, compared to $3.7 million for fiscal year 1996, an increase of $1.9 million or 51.4%. The increase in corporate expenses was caused by higher salary expense and higher professional fees associated with potential acquisitions and related financings.

     EBITDA. EBITDA was $23.4 million for fiscal year 1997, compared to $17.0 million for fiscal year 1996, an increase of $6.4 million or 37.6%. The increase in EBITDA was caused by the increase in net revenues, partially offset by an increase in operating expenses, as described above. Our EBITDA margin was 39.0% for fiscal year 1997, compared to 35.0% for fiscal year 1996. This increase was attributable to the increased broadcast cash flow margin offset by the increased corporate expenses related to operating more stations.

     Depreciation and Amortization. Depreciation and amortization expense was $7.6 million for fiscal year 1997, compared to $4.6 million for fiscal year 1996, an increase of $3.0 million or 65.2%. The significant increase was related to an increase in amortization costs as a result of the acquisition of WRMA-FM, WXDJ-FM, WLEY-FM and WPAT-FM.

     Operating Income. Operating income was $15.8 million for fiscal year 1997, compared to $12.5 million for fiscal year 1996, an increase of $3.3 million, or 26.4%. The increase was due to the significant increase in net revenues partially offset by the increase in operating expenses.

     Interest Expense, Net. Interest expense was $22.2 million for fiscal year 1997 compared to $16.5 million for fiscal year 1996, an increase of $5.7 million or 34.5%. The increase was caused primarily by the increase in interest expense associated with our 11% notes issued to partially finance the acquisitions of WRMA-FM, WXDJ-FM and WLEY-FM.

     Other Expense. Other expense for fiscal year 1997 was $0.8 million compared to $1.6 million for fiscal year 1996, a decrease of $0.8 million or 50.0%. This expense was due primarily to an additional write-down of owned vacant real estate in the Los Angeles area.

     Net Loss. Our net loss for fiscal year 1997 was $6.2 million, compared to a net loss of $4.5 million for fiscal year 1996, an increase in the net loss of $1.7 million, or 37.8%. The increase in the net loss was a result of an extraordinary loss on the retirement of old debt for an amount paid in excess of our carrying value and the write-off of the related unamortized debt issuance costs.

     After-Tax Cash Flow. After-tax cash flow was $3.1 million for fiscal year 1997, compared to $0.1 million for fiscal year 1996, an increase of $3.0 million. This increase was attributable to increased EBITDA offset by higher interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary source of liquidity is cash provided by operations and, to the extent necessary, undrawn commitments that will be available under the senior credit facilities we intend to enter into after the completion of this offering and the concurrent senior subordinated notes offering. We intend to use a significant portion of our capital resources to make future acquisitions. These acquisitions will be funded from the senior credit facilities and internally generated cash flow.


     From time to time we may borrow under the senior credit facilities in order to finance acquisitions, make capital improvements and to pay for other similar investments and transactions. The purchase price for our pending acquisition in Puerto Rico is $90.0 million. In connection with this acquisition, we have made an initial nonrefundable deposit of $10.0 million. We expect to finance this acquisition from a combination of bank borrowings and cash on hand. Other sources of liquidity will include amounts available under the revolving credit line included in the senior credit facilities. Our ability to borrow in excess of the commitments provided by the senior credit facilities will be limited by the terms of the indenture governing our senior subordinated notes due 2009 to be issued in the concurrent senior subordinated notes offering. Additionally, such terms will place restrictions on us with respect to the sale of assets, liens, investments, dividends, debt repayments, capital expenditures, transactions with affiliates and consolidations and mergers, among other things.


     Net cash flows provided by operating activities were $11.7 million and $5.0 million for the nine months ended June 27, 1999 and June 28, 1998, respectively. Net cash flows provided by operating activities were $10.9 million, $6.4 million and $8.8 million for fiscal years 1998, 1997 and 1996, respectively. Changes in our net cash flow from operating activities are primarily a result of changes in advertising revenues and station operating expenses which are affected by the acquisition and disposition of stations during those periods.

     Net cash flows used in investing activities were $28.0 million for the nine months ended June 27, 1999 and net cash flows provided by investing activities were $32.5 million for the nine months ended June 28, 1998. Net cash flows provided by investing activities were $32.2 million for fiscal year 1998 and net cash flows used in investing activities were $144.4 million and $90.2 million for fiscal years 1997 and 1996, respectively. Net cash flows used in financing activities were $0.4 million and $17.7 million for the nine months ended June 27, 1999 and June 28, 1998, respectively. Net cash flows used in financing activities were $17.8 million for fiscal year 1998 and net cash flows provided by financing activities were $144.8 million and $69.0 million for fiscal years 1997 and 1996, respectively.

     For fiscal year 1999, management anticipates total capital expenditures to be between $2.0 million and $2.4 million. We anticipate that these expenditures will be financed by funds from operations.

     Management believes that cash from operating activities, together with cash on hand, should be sufficient to permit us to meet our obligations for the foreseeable future, including: (1) required significant cash interest payments pursuant to the terms of the senior subordinated notes due 2009, (2) operating obligations, and (3) capital expenditures. We base these beliefs on the following assumptions, but cannot assure you that they will be true:

     - the economic conditions within the radio broadcasting market and economic conditions in general will not deteriorate in any material respect;

     - we will be able to successfully implement our business strategy;

     - we will not incur any material unforeseen liabilities, including, without limitation, environmental liabilities; and

     - no future acquisitions will adversely affect our liquidity.

     We continuously review, and are currently reviewing, opportunities to acquire additional radio stations, primarily in the largest Hispanic markets in the United States. We engage in discussions regarding potential acquisitions from time to time in the ordinary course of business. Other than the pending acquisition in Puerto Rico described in this prospectus, we have no written understandings, letter of intent or contracts to acquire radio stations. We anticipate that any future radio station acquisitions would be financed primarily by borrowings under our senior credit facilities and funds generated from operations, as well as equity financings, additional permitted debt financings or a combination of these sources. However, there can be no assurance that financing from any of these sources, if available, will be available on favorable terms.

IMPACT OF INFLATION, MARKET RISK EXPOSURE, CURRENCY FLUCTUATIONS

     We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended September 27, 1998 and in the nine month period ended June 27, 1999. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

     We do not have significant market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of June 27, 1999. We are not subject to currency fluctuations since we do not have any international operations.

YEAR 2000 ISSUE

     The year 2000 issue is the result of computer programs which use two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause system failures or miscalculations at our broadcast and corporate locations which in turn could cause disruptions of our operations, including, among other things, a temporary inability to: produce broadcast signals, process financial transactions, or engage in similar normal business activities.

     We have performed a preliminary analysis of potential problems related to the year 2000 issue. Internally, we bear some risks in the following areas: computer hardware and software for our accounting and administrative functions, computer-controlled programming of music and the transmission of our signals. Externally, we are at risk, like most companies, of losing power and phone lines.

     In the administrative area, the vast majority of our hardware and software has been purchased over the past two years and is year 2000 compliant. We have no more than 30 computers that may need to be replaced or upgraded. In the programming areas we utilize a system which is year 2000 compliant. Studio equipment, transmitters and other broadcasting equipment are not date sensitive and, consequently, do not pose a significant year 2000 threat, although we will continue to seek assurances and/or upgrades from all significant vendors. Our MIS manager and one of our engineers have visited the majority of our locations and reported to upper management on definitive problems and solutions. As of September 1, 1999, they have visited and inspected all of our stations. As of June 27, 1999 we have spent $0.1 million to upgrade/replace non-compliant systems and equipment.

     The greatest threat to our ability to continue broadcasting on and after January 1, 2000 comes from the utilities upon which we are dependent. To date, we are not aware of any external utility vendor with a year 2000 issue that would materially impact our results of operations, liquidity, or capital resources. However, we have no means for ensuring that such vendor will be year 2000 compliant. The inability of such vendors to adequately address the year 2000 issue on a timely basis could have a material adverse effect on us, including loss of revenue, and substantial unanticipated costs and service interruptions. In addition, disruptions in the economy generally resulting from the year 2000 issue could also materially adversely affect us.

     While we believe our efforts will provide reasonable assurance that material disruptions will not occur due to internal failure, the possibility of interruption still exists. We do not anticipate spending more than an additional $0.2 million to become year 2000 compliant. We are performing this analysis with our MIS manager, our engineers and our accounting staff. We have anticipated that all assessments and solutions will be in place by the fourth quarter of fiscal year 1999. We are in the process of developing a contingency plan to address possible failures by us or our vendors related to Year 2000 compliance.

                                    BUSINESS

     Spanish Broadcasting System, Inc. was founded in 1983 and is the second largest Spanish-language radio broadcasting company in the United States. We currently own and operate 13 FM radio stations and have agreed to purchase eight additional radio stations in Puerto Rico. We also have entered into a memorandum of understanding to sell our two stations located in the Florida Keys. Eleven of our stations are located in six of the largest Hispanic markets in the United States, including Los Angeles, Puerto Rico, New York, Miami, Chicago and San Antonio. Our radio stations reach over 51% of the U.S. Hispanic population. Our WSKQ-FM station in New York is ranked in the Spring 1999 Arbitron(C) ratings as the number one station in its target demographic group (men and women ages 25-54).

     Our strategy is to maximize the profitability of our radio station portfolio and to expand in our existing markets and into additional markets that have a significant Hispanic population. We believe that the favorable demographics of the U.S. Hispanic population and the rapid increase in advertising targeting Hispanics provide us with significant opportunities for growth. We also believe that we have competitive advantages in the radio industry due to our focus on formats targeting U.S. Hispanic audiences and our skill in programming and marketing to these audiences.

     Our Internet strategy complements our existing business and enables us to capitalize on our U.S. Hispanic market expertise. We recently purchased 80% of JuJu Media, Inc., the owner of LaMusica.com, a bilingual Spanish-English Internet Web site and on-line community that focuses on the U.S. Hispanic market. LaMusica.com is a provider of original information and interactive content related to Latin music, entertainment, news and culture. LaMusica.com provides our advertisers with an additional means of reaching the U.S. Hispanic consumer markets and is a growing revenue source for us.

     Due to the successful implementation of our strategy, we have achieved significant growth over the last two years. From the twelve-month period ended June 29, 1997 to the twelve-month period ended June 27, 1999, our:

     - net revenues grew at a compound annual rate of 29.3%, from $55.0 million to $91.9 million;

     - broadcast cash flow grew at a compound annual rate of 35.8%, from $26.5 million to $48.9 million; and

     - EBITDA grew at a compound annual rate of 35.5%, from $21.5 million to $39.5 million.


     SBS is led by Mr. Raul Alarcon, Jr., who has been Chief Executive Officer since June 1994, President and a director since October 1985 and who will become Chairman of the Board of Directors upon completion of this offering. The Alarcon family has been involved in Spanish-language radio broadcasting since the 1950's, when Mr. Raul Alarcon, Sr., our Chairman Emeritus and a member of our board of directors, established his first radio station in Camaguey, Cuba. Members of our senior management team, on average, have over 15 years of experience in Spanish-language media and radio broadcasting.


MARKET OPPORTUNITY

     Our radio stations target the largest Hispanic markets in the United States, including Puerto Rico. We believe that these markets have significant growth potential for the following reasons:

     - HISPANIC POPULATION GROWTH.  The U.S. Hispanic population, approximately
       34.3 million people, is the fastest growing segment of the U.S. population, growing at approximately four times the rate of the population as a whole. By 2005, Hispanics are projected to become the largest minority group in the United States and by 2010, the second largest Spanish-speaking population in the world. We believe that these factors will lead to significant increases in demand for Spanish-language radio, music and entertainment.

     - SIGNIFICANT GEOGRAPHIC CONCENTRATION. The U.S. Hispanic population is highly concentrated with over 62% of U.S. Hispanics residing in the top ten U.S. Hispanic markets. Because our stations are located in six of these markets, advertisers can reach the U.S. Hispanic population more cost effectively by advertising on our stations rather than advertising through competing national media.

     - ATTRACTIVE DEMOGRAPHIC GROUP FOR ADVERTISERS. The U.S. Hispanic population accounted for consumer spending of $380.0 billion in 1998 (7.2% of total U.S. consumer spending), an increase of 78.4% since 1990. By 2000, U.S. Hispanics are expected to account for estimated consumer spending of $457.8 billion (8.2% of total U.S. consumer spending), and by 2010 are expected to account for estimated consumer spending of $965.3 billion (12% of total U.S. consumer spending), far outpacing the expected growth of overall U.S. consumer spending during the same period. Although Hispanic consumer spending represented 7.2% of total consumer spending in the United States in 1998, advertising expenditures targeted at Hispanics represented only 1.4% of total advertising expenditures. We believe that as U.S. Hispanic consumer spending continues to grow relative to overall consumer spending, the advertising expenditures targeted at Hispanics will increase significantly, eventually closing the gap between the current level of advertising targeted at Hispanics and the buying power that the Hispanic population in the United States represents. In addition to increasing buying power, according to market research and compared to the population as a whole, U.S. Hispanics (1) generally spend a larger percentage of their household income on consumer goods, (2) have larger households (3.6 persons per household compared to the average 2.5 persons), (3) are generally younger (median 26 years compared to 35 years) and, (4) on average, tend to be more brand conscious. These factors make U.S. Hispanics an attractive target audience for many major U.S. advertisers.

     - GROWTH IN SPANISH-LANGUAGE ADVERTISER SPENDING. In 1998, a total of $1.7 billion was spent on Spanish-language advertising, compared to $1.1 billion in 1995. This represents a compound annual growth rate of 17.2%, which is more than double the total advertising growth rate over the same period. Approximately 26% of the $1.7 billion spent on Spanish-language advertising was directed to Spanish-language radio. We believe that major advertisers have found that Spanish-language advertising, and Spanish-language radio advertising in particular, is a more effective means of reaching the growing U.S. Hispanic audience compared to English-language media.

     - GROWTH IN SPANISH-LANGUAGE ADVERTISING RATES. We believe Spanish-language advertising rates have been rising at a faster rate in recent years than rates for general media, yet Spanish-language advertising rates are still generally lower than for comparable English-language media. We believe that as advertisers continue to recognize the buying power of the U.S. Hispanic population, the gap in advertising rates between Spanish-language and English-language media will continue to narrow.

     - USE OF SPANISH LANGUAGE. Approximately 69% of U.S. Hispanics speak Spanish at home and we believe this percentage will remain relatively constant for the near future. We believe that the continued use of Spanish by U.S. Hispanics and their preference for

       Spanish-language music will contribute to the continued popularity of Spanish-language radio as a source of entertainment, information and culture for the U.S. Hispanic population.

     - INTERNET USAGE. Approximately 36% of the U.S. Hispanic population (excluding Puerto Rico) currently accesses the Internet, a percentage which we expect will increase over the next few years. We believe the Internet represents a complementary medium for our advertisers to reach our target audience.

BUSINESS STRATEGY

     We focus on maximizing the profitability of our radio station portfolio by strengthening the performance of our existing radio stations and making additional strategic station acquisitions in both our existing markets and in new markets that have a significant Hispanic population. In addition, we are implementing an Internet strategy in order to develop new revenue sources.

  OPERATING STRATEGY

     Our operating strategy focuses on maximizing our radio stations' appeal to our audience and our advertisers while minimizing operating expenses in order to grow revenue and cash flow. To achieve these goals, we focus on:

     Providing High-Quality Spanish-Language Programming. We format the programming of each of our stations to capture a significant share of the Spanish-language audience. We use extensive market research including third party consultants and periodic music testing to assess listener preferences in each station's target demographic audience. We then refine our programming to reflect the results of this research and testing. Because the U.S. Hispanic population is so diverse, consisting of numerous identifiable groups from many different countries of origin each with its own cultural and musical heritage, we strive to make ourselves intimately familiar with the musical tastes and the preferences of each of the various ethnic Hispanic groups and customize our programming accordingly.

     Retaining Strong Local Management Teams. We employ local management teams in each of our markets who are responsible for the day-to-day operations of our radio stations. Our key local managers generally consist of a general station manager, general sales manager and programming director. Stations are staffed with managers who have experience and knowledge of the local radio market and the local Hispanic market. Because of the cultural diversity of the Hispanic population from region to region in the United States, decisions regarding day-to-day programming, sales and promotional efforts are made by local managers. We believe this approach improves our flexibility and responsiveness to changing conditions in each of the markets we serve.

     Utilizing Aggressive Sales Efforts. Our sales force focuses on converting audience share into advertising revenue. In order to encourage an aggressive and focused sales force, we have developed compensation structures tied to advertising revenue. We seek to maximize our sales to national advertisers because national advertising generally commands a higher rate per advertising spot than does local advertising. We have attracted key sales executives from general market radio who have applied their expertise and relationships with the advertising community to increase our share of advertising from leading general market advertisers. We believe that our focused sales efforts are working to increase media spending targeted at the U.S. Hispanic consumer market and will enable us to continue to achieve significant revenue growth, and to narrow the gap between the level of advertising currently targeted at U.S. Hispanics and the potential buying power of the U.S. Hispanic population.

     Controlling Operating Costs. By employing a disciplined approach to operating our radio stations, we have been able to achieve operating margins which we believe are among the highest in the radio broadcast industry. We emphasize control of each station's operating costs through detailed budgeting, tight control over staffing levels and expense analysis. While local management is responsible for the day-to-day operation of each station, corporate management is responsible for long-range and strategic planning, establishing policies and procedures, maximizing cost savings where centralized activity is appropriate, allocating resources and maintaining overall control of the stations.

     Making Effective Use of Promotions and Special Events. We believe that effective promotional efforts play a significant role in both adding new listeners and increasing listener loyalty. Our promotional and marketing campaigns focus on increasing Hispanic consumer awareness of advertisers' products and services. Our goal is to use our expertise at marketing to the Hispanic consumer in each of the markets in which we own and operate stations, thereby attracting a large share of advertising revenue. We have organized special promotional appearances, such as station van appearances at client events, concerts and tie-ins to major events which form an important part of our marketing strategy. Many of these events build advertiser loyalty because they enable us to offer advertisers an additional means of reaching the Hispanic consumer. In many instances, these events are co-sponsored by local television and newspapers, allowing our advertisers to reach a larger combined audience.

     Maintaining Strong Community Involvement. We have historically been, and will continue to be, actively involved within the local communities that we serve. Our radio stations participate in numerous community programs, fund-raisers and activities benefitting the local community and Hispanics abroad. Other examples of our community involvement include free public service announcements, free equal-opportunity employment announcements, tours and discussions held by radio station personalities with school and community groups designed to limit drug and gang involvement, free concerts and events designed to promote family values within the local Hispanic communities, and extended coverage, when necessary, of significant events which have an impact on the U.S. Hispanic population. Our stations and members of our management have received numerous community service awards and acknowledgments from government entities and community and philanthropic organizations for their service to the community. We believe that this involvement helps to build and maintain station awareness and listener loyalty.

  ACQUISITION STRATEGY

     Our acquisition strategy is to acquire radio stations in the largest U.S. Hispanic markets. We consider acquisitions of stations in our existing markets, as well as acquisitions of stations in other markets with a large Hispanic population, where we can maximize our revenues through aggressive sales to U.S. Hispanic and general market advertisers. These acquisitions may include stations which do not currently target the U.S. Hispanic market, but which we believe can be successfully reformatted.

     In analyzing potential radio station acquisition candidates, we consider many factors including:

     - the size of the Hispanic market;

     - anticipated growth, demographics, and other characteristics of the market;

     - the nature and number of competitive stations in the market;

     - the nature of other media competition in the station's market;

     - the probability of achieving operating synergies through multiple station ownership within the target market;

     - the existing or potential quality of the broadcast signal and transmission facility;

     - the station's ratings, revenue and operating cash flow; and

     - the price and terms of the purchase.

     By implementing our operating strategy, we are successful in many markets where our competitors have greater resources than we do. For example:

     - WPAT-FM -- NEW YORK. When we acquired WPAT-FM in March of 1996, the station had net broadcasting revenues of $8.1 million for the year ended December 1995. Following our acquisition of WPAT-FM, we changed the station's format to Spanish Adult Contemporary and integrated the station into our existing New York operations. For the nine-month period ended June 27, 1999, WPAT-FM generated net broadcasting revenues of $9.6 million, and according to the Spring 1999 Arbitron(C) Survey was the number two ranked Spanish-language radio station in the New York market.

     - WLEY-FM -- CHICAGO. When we acquired WLEY-FM (formerly WYSY-FM) in March of 1997, the station had net broadcasting revenues of $5.0 million for the 12-month period ended December 31, 1996. Following our acquisition of WLEY-FM, we hired new management, changed the station's format to Regional Mexican. For the nine-month period ended June 27, 1999, WLEY-FM generated net broadcasting revenues of $7.4 million and according to the Spring 1999 Arbitron(C) Survey was the number one ranked Spanish-language radio station in Chicago.

     - KLEY-FM -- SAN ANTONIO. When we acquired KLEY-FM in May of 1998, the station had net broadcasting revenues of $1.2 million for the 12-month period ended February 28, 1998, and was the number four ranked Spanish-language radio station in San Antonio. Following our acquisition of KLEY-FM, we hired new management, changed the station's format to Tejano-Regional Mexican. For the nine-month period ended June 27, 1999, KLEY-FM generated net broadcasting revenues of $1.3 million and according to the Spring 1999 Arbitron(C) Survey was the number three ranked Spanish-language radio station in San Antonio.

  INTERNET STRATEGY

     Our Internet strategy is designed to complement our existing business and to enable us to capitalize on our U.S. Hispanic market expertise. The core of our strategy is LaMusica.com, an Internet Web site and on-line community focused on the U.S. Hispanic market. This Web site offers all of our radio stations' broadcasts through the use of audio streaming technology and will provide our advertisers with a complementary means of reaching their target audience.

PENDING TRANSACTIONS


     On September 22, 1999, we entered into an agreement to purchase all of the outstanding capital stock of nine subsidiaries of Chancellor Media Corporation of Los Angeles. The companies we have agreed to purchase own and operate eight radio stations in Puerto Rico:

WIOA-FM, WIOB-FM, WIOC-FM, WCOM-FM, WZMT-FM, WZNT-FM, WOYE-FM, and WCTA-FM. The purchase price we have agreed to pay for these companies is $90.0 million. In connection with this acquisition, we have made an initial nonrefundable deposit of $10.0 million. The definitive agreement contains customary representations and warranties, and the closing of our acquisition of these companies is subject to the satisfaction of certain customary conditions, including receipt of regulatory approval from the FCC. We expect to finance the purchase of these companies from a combination of bank borrowings and cash on hand. Prior to the closing of these acquisitions, (but following the expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended), we intend to operate these stations under a local marketing agreement pursuant to which we will pay a monthly fee in exchange for the exclusive right to program and sell commercial announcements for each of the stations. We expect to close our acquisition of these companies by the end of December 1999. We cannot assure you, however, that we will be able to complete our acquisition of the companies during the expected time frame or at all. The results of operations of these companies have not been included in our pro forma financial statements.

     We have entered into a memorandum of understanding with Mr. Alarcon, Sr., our Chairman Emeritus and a member of our board of directors for the sale by us of the assets and liabilities of radio station WVMQ-FM operating in Key West, Florida and radio station WZMQ-FM operating in Key Largo, Florida. The sale price to be paid by Mr. Alarcon, Sr. for these stations is $700,000. The definitive agreement will contain customary representations, warranties and indemnities, and the closing of the sale of these stations will be subject to the satisfaction of certain conditions, including approval from the FCC, the completion of this offering and the receipt by Mr. Alarcon, Sr. of all payments due to him as a selling stockholder in this offering. We cannot assure you that the sale of these stations will occur during the expected time frame or at all.

TOP 10 HISPANIC RADIO MARKETS IN THE UNITED STATES

     The shaded areas in the table below indicate markets where we currently own and operate radio stations in the United States. Population estimates are for 1998 and are based upon statistics provided by the U.S. Bureau of the Census and the Strategy Research Corporation -- 1998 U.S. Hispanic Market Report.

                                     HISPANIC     % HISPANIC OF      % OF TOTAL
                                    POPULATION   TOTAL POPULATION   U.S. HISPANIC
RANK            MARKET                (000)       IN THE MARKET      POPULATION
----  ---------------------------   ----------   ----------------   -------------
  1.  Los Angeles                     6,325.9          38.7%            18.4%
  2.  Puerto Rico                     3,811.7          99.6             11.1
  3.  New York                        3,645.1          18.1             10.6
  4.  Miami                           1,422.6          38.1              4.1
  5.  San Francisco/San Jose          1,243.0          18.4              3.6
  6.  Chicago                         1,198.3          12.7              3.5
  7.  Houston                         1,141.0          24.2              3.3
  8.  San Antonio                     1,064.7          51.6              3.1
  9.  McAllen/Brownsville (Texas)       823.7          89.5              2.4
 10.  Dallas/Ft. Worth                  786.9          14.9              2.3
                                     --------                           ----
      TOP 10 HISPANIC MARKETS        21,462.9          29.3%            62.4%
                                     ========                           ====

PROGRAMMING

     We format the programming of each of our stations to capture a substantial share of the U.S. Hispanic audience. The U.S. Hispanic population is diverse, consisting of numerous identifiable groups from many different countries of origin, each with its own musical and cultural heritage. The music, culture, customs and Spanish dialects vary from one radio market to another. We strive to be very familiar with the musical tastes and preferences of each of the various ethnic Hispanic groups and customize our programming to match the local preferences of our target demographic audience in each market we serve. We have an in-house research department in Miami of 16 employees who conduct extensive radio market research on a daily, weekly, monthly and annual basis. By employing listener study groups and telephone surveys modeled after Arbitron(C) written survey methodology, but with even larger sample sizes than Arbitron(C), we are able to assess listener preferences, track trends and gauge our success on a daily basis, well before Arbitron(C) results are published. In this manner, we can respond immediately to changing listener preferences and trends by refining our programming to reflect the results of our research and testing. Each of our programming formats is described below.

     - Spanish Tropical. The Spanish Tropical format primarily consists of salsa, merengue, and cumbia music. Salsa is dance music combining Latin Caribbean rhythms with jazz originating from Puerto Rico, Cuba and the Dominican Republic, which is popular with Hispanics living in New York and Miami. Merengue music is up-tempo dance music originating from the Dominican Republic. Cumbia is a festive, folkloric music which originated in Colombia.

     - Regional Mexican. The Regional Mexican format consists of various types of music played in different regions of Mexico such as ranchera, nortena, banda and cumbia. Ranchera music, originating from Jalisco, Mexico, is a traditional folkloric sound commonly referred to as mariachi music. Mariachi music features acoustical instruments and is considered the music indigenous to Mexicans who live in country towns. Nortena means northern, and is representative of Northern Mexico. Featuring an accordion, nortena has a polka sound with a distinct Mexican flavor. Banda is a regional format from the state of Sinaloa, Mexico and is popular in California. Banda resembles up-tempo marching band music with synthesizers.

     - Tejano. The Tejano format consists of music based on Mexican themes but which originated in Texas. Tejano music is a combination of contemporary rock, ranchera and country music, the lyrics of which are primarily sung in Spanish.

     - Spanish Adult Contemporary. The Spanish Adult Contemporary format includes pop, Latin rock, and ballads. This format is similar to English Adult Contemporary featured on contemporary hit radio stations.

     - Spanish Adult Top 40. The Spanish Adult Top 40 format consists of a variety of Latin hit songs from the 1980's and 1990's.

     - Spanish Oldies. The Spanish Oldies format includes a variety of Latin music mainly from the 1950's, 1960's and 1970's.

     - Dance. The Dance format consists of upbeat dance and house rhythms, mainly from the 1980's and 1990's, that are played in dance clubs, and it includes English-language music.

     The programming formats of our radio stations and the target demographic of each station are as follows:

                                                           TARGET
                                                         DEMOGRAPHIC
      CITY        STATION             FORMAT              (BY AGE)
      ----        -------   --------------------------   -----------
New York          WSKQ-FM   Spanish Tropical                25-54
                  WPAT-FM   Spanish Adult Contemporary      25-54

Los Angeles       KLAX-FM   Regional Mexican                18-34

Puerto Rico       WCMA-FM   Spanish Adult Top 40            18-34
                  WMEG-FM   Dance                           18-34
                  WEGM-FM   Dance                           18-34

Miami             WRMA-FM   Spanish Adult Contemporary      25-49
                  WXDJ-FM   Spanish Tropical                18-34
                  WCMQ-FM   Spanish Oldies                  35-54

Chicago           WLEY-FM   Regional Mexican                18-34

San Antonio       KLEY-FM   Tejano-Regional Mexican         18-34

RADIO STATION PORTFOLIO

     The following is a general description of each of our markets and our radio stations within each of these markets. Audience share and audience share rank data for the New York, Los Angeles, Miami, Chicago and San Antonio markets are from the Spring 1999 Arbitron(C) Survey based on surveys reported four times a year. Audience share and audience share rank data for the Puerto Rico market are from the Spring 1999 Arbitron(C) Survey, based on surveys reported twice a year. Estimated revenue share information for our Chicago market is derived from Hungerford data, and for all other markets, revenue share information is derived from BIA Research and Miller Kaplan data. Revenue rank and revenue share information are reported cumulatively for each calendar quarter and, therefore, include the period from January 1 through the date indicated.

  NEW YORK

     The New York market is the second largest radio market in terms of advertising revenues which are projected to be $688.1 million in 1999. In 1998, the New York market had the third largest U.S. Hispanic population, with approximately 3.6 million Hispanics, which is approximately 18.1% of the New York market's total population. We believe that we own the strongest franchise in terms of audience share and number of Spanish-language radio stations in the New York market, with two of the three FM Spanish-language radio stations. New York experienced annual radio revenue growth of 10.3% between 1992 and 1998, and radio revenue in New York is expected to continue growing at an annual rate of 9.7% between 1999 and 2002.

                                                                                                 SUMMER
                                                         SPRING 1999   WINTER 1999   FALL 1998    1998
                        WSKQ-FM                          -----------   -----------   ---------   ------
  Audience share (12-plus).............................      4.8           4.5          5.2       6.0
  Audience share rank (12-plus)........................        3             3            3         1
  Audience share (25-54)...............................      5.9           5.6          6.2       7.2
  Audience share rank (25-54)..........................        1             2            2         1

                                                             YTD           YTD          YTD        YTD
                                                           6/30/99       3/31/99     12/31/98    9/30/98
                                                         -----------   -----------   ---------   -------
  Estimated revenue share..............................      5.2           4.7          4.8        4.6
  Revenue rank.........................................        8            10           11         11

                                                                                                 SUMMER
                                                         SPRING 1999   WINTER 1999   FALL 1998    1998
                        WPAT-FM                          -----------   -----------   ---------   ------
  Audience share (12-plus).............................      3.2           2.9          3.0       3.2
  Audience share rank (12-plus)........................       11            13           12        12
  Audience share (25-54)...............................      3.6           3.3          3.6       4.0
  Audience share rank (25-54)..........................       11            12            9         7

                                                             YTD           YTD          YTD        YTD
                                                           6/30/99       3/31/99     12/31/98    9/30/98
                                                         -----------   -----------   ---------   -------
  Estimated revenue share..............................      2.1           1.9          2.0        1.9
  Revenue rank.........................................       21            20           19         19

     - WSKQ-FM. In January 1989, we acquired WSKQ-FM for $52.5 million. WSKQ-FM was the first Spanish-language FM station to serve the New York market, making its debut in 1989. In 1993, after extensive research, we changed the station's format to Spanish Tropical. This format is a mix of salsa and merengue rhythms. The Spanish Tropical format has proven to be very successful and according to the Spring 1999 Arbitron(C) Survey, WSKQ-FM is New York's number one ranked Spanish-language radio station and the number three ranked station overall. WSKQ-FM is ranked number one in its targeted audience, the 25-54 age demographic, with a 5.9 share.

     - WPAT-FM. In March 1996, we purchased WPAT-FM for $86.4 million, including closing costs of $1.8 million, because we believed that the New York Spanish-language radio market was underserved. Consequently, we reformatted WPAT-FM with a Spanish Adult Contemporary format designed to complement WSKQ-FM's upbeat salsa and merengue format. According to the Spring 1999 Arbitron(C) Survey, WPAT-FM is New York's number two ranked Spanish-language radio station and the number eleven ranked station overall. WPAT-FM is ranked number eleven in its targeted audience, the 25-54 age demographic, with a 3.6 share.

  LOS ANGELES

     The Los Angeles market is the largest radio market in terms of advertising revenues which are projected to be $726.5 million in 1999. In 1998, the Los Angeles market had the largest U.S. Hispanic population, with approximately 6.3 million Hispanics, which is approximately 38.7% of the Los Angeles market's total population. Los Angeles experienced annual radio revenue growth of 7.5% between 1992 and 1998, and radio revenue in Los Angeles is expected to continue growing at an annual rate of 10.3% between 1999 and 2002.

                                                                                                SUMMER
                                                      SPRING 1999   WINTER 1999   FALL 1998      1998
                      KLAX-FM                         -----------   -----------   ---------   -----------
  Audience share (12-plus)..........................      3.0           3.3          4.1          3.2
  Audience share rank (12-plus).....................        9             9            3           11
  Audience share (18-34)............................      4.6           5.0          6.3          5.1
  Audience share rank (18-34).......................        8             8            4            6

                                                          YTD           YTD          YTD          YTD
                                                        6/30/99       3/31/99     12/31/98      9/30/98
                                                      -----------   -----------   ---------   -----------
  Estimated revenue share...........................      2.7           2.4          2.4          2.3
  Revenue rank......................................       19            18           20           19

     - KLAX-FM. In February 1988, we acquired KLAX-FM for $15.0 million. The station features a Regional Mexican format. According to the Spring 1999 Arbitron(C) Survey, KLAX-FM is Los Angeles' number three ranked Spanish-language radio station and the number nine ranked station overall. KLAX-FM is ranked number eight in its targeted audience, the 18-34 age demographic, with a 4.6 share.

  PUERTO RICO

     The Puerto Rico market is the twenty-eighth largest radio market in terms of advertising revenues which are projected to be $90.0 million in 1999. In 1998, the Puerto Rico market had the second largest U.S. Hispanic population, with approximately 3.8 million Hispanics, which is approximately 99.6% of the Puerto Rico market's total population. Puerto Rico experienced annual radio revenue growth of 5.4% between 1992 and 1998, and radio revenue in Puerto Rico is expected to continue growing at an annual rate of 5.7% between 1999 and 2002. We have not included results for Fall 1998 because we did not own the Puerto Rico stations during that rating period. Additionally, estimated revenue share and revenue rank data are not yet available.

                                                               SPRING 1999
WCMA-FM                                                        -----------
  Audience share (12-plus)..................................       2.3
  Audience share rank (12-plus).............................        11
  Audience share (18-34)....................................       3.0
  Audience share rank (18-34)...............................        12
                                                               YTD 6/30/99
                                                                   ---
  Estimated revenue share...................................       N/A
  Revenue rank..............................................       N/A
WMEG-FM                                                        SPRING 1999
                                                                   ---
  Audience share (12-plus)..................................       3.8
  Audience share rank (12-plus).............................         7
  Audience share (18-34)....................................       7.4
  Audience share rank (18-34)...............................         2
                                                               YTD 6/30/99
                                                                   ---
  Estimated revenue share...................................       N/A
  Revenue rank..............................................       N/A
WEGM-FM                                                        SPRING 1999
                                                                   ---
  Audience share (12-plus)..................................       0.6
  Audience share rank (12-plus).............................        38
  Audience share (18-34)....................................       1.2
  Audience share rank (18-34)...............................        25
                                                               YTD 6/30/99
                                                                   ---
  Estimated revenue share...................................       N/A
  Revenue rank..............................................       N/A

     - WCMA-FM. In December 1998, we acquired WCMA-FM (formerly WDOY-FM) for $8.3 million. WCMA-FM's format is Spanish Adult Top 40. According to the Spring 1999 Arbitron(C) Survey, WCMA-FM is Puerto Rico's number eleven ranked radio station. WCMA-FM is ranked number twelve in its targeted audience, the 18-34 age demographic, with a 3.0 share.

     - WMEG-FM. In April 1999, we acquired WMEG-FM and WEGM-FM for $16.1 million. The format of WMEG-FM is Dance. According to the Spring 1999 Arbitron(C) Survey, WMEG-FM is Puerto Rico's number seven ranked radio station. WMEG-FM is ranked number two in its targeted audience, the 18-34 age demographic, with a 7.4 share.

     - WEGM-FM. The format of WEGM-FM, which is simulcast with WMEG-FM, is Dance. According to the Spring 1999 Arbitron(C) Survey, WEGM-FM is Puerto Rico's number thirty-eight ranked radio station. WEGM-FM is ranked number twenty-five in its targeted audience, the 18-34 age demographic, with a
       1.2 share.


     We have entered into an agreement to purchase nine companies owned by Chancellor Media Corporation of Los Angeles. The companies we have agreed to purchase own and operate eight radio stations in Puerto Rico: WIOA-FM, WIOB-FM, WIOC-FM, WCOM-FM, WZMT-FM, WZNT-FM, WOYE-FM and WCTA-FM. We cannot assure you, however, that we will be able to complete our acquisition of the companies during the expected time frame or at all.


  MIAMI

     The Miami market is the twelfth largest radio market in terms of advertising revenues which are projected to be $233.0 million in 1999. In 1998, the Miami market had the fourth largest U.S. Hispanic population, with approximately 1.4 million Hispanics, which is approximately 38.1% of the Miami market's total population. Miami experienced annual radio revenue growth of 12.1% between 1992 and 1998, and radio revenue in Miami is expected to continue growing at an annual rate of 9.0% between 1999 and 2002.

                                                                                                 SUMMER
                                                        SPRING 1999   WINTER 1999   FALL 1998     1998
                       WCMQ-FM                          -----------   -----------   ---------   ---------
  Audience share (12-plus)............................      2.4           3.1          2.8         2.7
  Audience share rank (12-plus).......................       18            13           18          17
  Audience share (35-54)..............................      4.1           4.2          4.4         3.4
  Audience share rank (35-54).........................       10             8            6          12

                                                            YTD           YTD          YTD         YTD
                                                          6/30/99       3/31/99     12/31/98     9/30/98
                                                        -----------   -----------   ---------   ---------
  Estimated revenue share.............................      2.4           2.4          2.1         2.1
  Revenue rank........................................       17            17           19          20

                                                                                                 SUMMER
                                                        SPRING 1999   WINTER 1999   FALL 1998     1998
                       WRMA-FM                          -----------   -----------   ---------   ---------
  Audience share (12-plus)............................      3.1           2.9          3.3         3.3
  Audience share rank (12-plus).......................       13            18           10          12
  Audience share (25-49)..............................      3.0           3.5          3.4         3.7
  Audience share rank (25-49).........................       14            14           14          11

                                                            YTD           YTD          YTD         YTD
                                                          6/30/99       3/31/99     12/31/98     9/30/98
                                                        -----------   -----------   ---------   ---------
  Estimated revenue share.............................      3.8           3.7          4.1        14.7
  Revenue rank........................................       15            15           14           3

                                                                                                 SUMMER
                                                         SPRING 1999   WINTER 1999   FALL 1998    1998
WXDJ-FM                                                  -----------   -----------   ---------   ------
  Audience share (12-plus).............................      3.9           3.4          3.1       2.9
  Audience share rank (12-plus)........................        8            10           12        14
  Audience share (18-34)...............................      5.0           4.4          3.1       3.4
  Audience share rank (18-34)..........................        7             8           10        11

                                                             YTD           YTD          YTD        YTD
                                                           6/30/99       3/31/99     12/31/98    9/30/98
                                                           -------       -------     --------    -------
  Estimated revenue share..............................      5.5           5.0          5.5       20.0
  Revenue rank.........................................        7            11            8          2

     - WCMQ-FM. In November 1986, we acquired WCMQ-FM (and WCMQ-AM) for $15.0 million. In 1997, we sold WCMQ-AM for $8.0 million. In October 1996, to complement WRMA-FM and WXDJ-FM, we reformatted WCMQ-FM by implementing a Spanish Oldies format. According to the Spring 1999 Arbitron(C) Survey, WCMQ-FM is Miami's number five ranked Spanish-language radio station and the number eighteen ranked station overall. WCMQ-FM is ranked number ten in its targeted audience, the 35-54 age demographic, with a 4.1 share.


     - WRMA-FM. In March 1997, we purchased WRMA-FM and WXDJ-FM for $112.2 million, including closing costs of $1.1 million. A Spanish Adult Contemporary station, WRMA-FM features a blend of ballads and pop songs from the 1970's to the present. According to the Spring 1999 Arbitron(C) Survey, WRMA-FM is Miami's number four ranked Spanish-language radio station and the number thirteen ranked station overall. WRMA-FM is ranked number fourteen in its targeted audience, the 25-49 age demographic, with a 3.0 share.


     - WXDJ-FM. By blending salsa and merengue, this station's Spanish Tropical format targets the emerging musical tastes of the rapidly changing Miami Hispanic population. According to the Spring 1999 Arbitron(C) Survey, WXDJ-FM is Miami's number three ranked Spanish-language radio station and the number eight ranked station overall. WXDJ-FM is ranked number seven in its targeted audience, the 18-34 age demographic, with a 5.0 share.

  CHICAGO

     The Chicago market is the third largest radio market in terms of advertising revenues which are projected to be $471.0 million in 1999. In 1998, the Chicago market had the sixth largest U.S. Hispanic population, with approximately 1.2 million Hispanics, which is approximately 12.7% of the Chicago market's total population. We believe that we own the strongest franchise in the Chicago market with the number one ranked FM Spanish-language radio station. Chicago experienced annual radio revenue growth of 8.7% between 1992 and 1998, and radio revenue in Chicago is expected to continue growing at an annual rate of 9.0% between 1999 and 2002.

                                                                                                 SUMMER
                                                        SPRING 1999   WINTER 1999   FALL 1998     1998
                       WLEY-FM                          -----------   -----------   ---------   ---------
  Audience share (12-plus)............................      2.4           2.6          2.3         1.9
  Audience share rank (12-plus).......................       18            15           18          21
  Audience share (18-34)..............................      4.2           4.4          4.1         3.3
  Audience share rank (18-34).........................        7             6            7          10

                                                            YTD           YTD          YTD         YTD
                                                          6/30/99       3/31/99     12/31/98     9/30/98
                                                        -----------   -----------   ---------   ---------
  Estimated revenue share.............................      2.6           2.3          2.5         2.5
  Revenue rank........................................       18            20           20          19

     - WLEY-FM. In March 1997, we acquired WLEY-FM (formerly WYSY-FM) for $33.0 million because we believed that the Chicago Spanish-language radio market was underserved and offered significant opportunities for growth. In July 1997, after extensive research, we changed WLEY-FM's format from 70's rock to a Regional Mexican format. According to the Spring 1999 Arbitron(C) Survey, WLEY-FM is Chicago's number one ranked Spanish-language radio station and the number eighteen ranked station overall.

       WLEY-FM is ranked number seven in its targeted audience, the 18-34 age demographic, with a 4.2 share.

  SAN ANTONIO

     The San Antonio market is the thirty-second largest radio market in terms of advertising revenues which are projected to be $78.4 million in 1999. In 1998, San Antonio had the eighth largest U.S. Hispanic population, with approximately 1.1 million Hispanics, which is approximately 51.6% of the San Antonio market's total population. San Antonio experienced annual radio revenue growth of 8.8% between 1992 and 1998, and radio revenue in San Antonio is expected to continue growing at an annual rate of 7.7% between 1999 and 2002.

                                                                                                 SUMMER
                                                        SPRING 1999   WINTER 1999   FALL 1998     1998
                       KLEY-FM                          -----------   -----------   ---------   ---------
  Audience share (12-plus)............................      2.5           3.5          3.2         1.9
  Audience share rank (12-plus).......................       15            13           12          16
  Audience share (18-34)..............................      4.0           4.4          3.3         1.8
  Audience share rank (18-34).........................        8             8            9          12

                                                            YTD           YTD          YTD         YTD
                                                          6/30/99       3/31/99     12/31/98     9/30/98
                                                        -----------   -----------   ---------   ---------
  Estimated revenue share.............................      2.7           2.1          1.5         1.4
  Revenue rank........................................       14            14           16          16

     - KLEY-FM. In May 1998, we acquired KLEY-FM (formerly KRIO-FM) for $9.3 million. At the time, KLEY-FM was programmed as a strictly Tejano station. In July 1998, we expanded the format to Regional Mexican and Tejano. According to the Spring 1999 Arbitron(C) Survey, KLEY-FM is San Antonio's number three ranked Spanish-language radio station and the number fifteen ranked station overall. KLEY-FM is ranked number eight in its targeted audience, the 18-34 age demographic, with a 4.0 share.

LATIN MUSIC ON-LINE ("LAMUSICA.COM")

     LaMusica.com is a bilingual Spanish-English Internet Web site and on-line community that focuses on the U.S. Hispanic market. LaMusica.com is a provider of original information and interactive content related to Latin music, entertainment, news and culture. We believe that LaMusica.com, together with our radio station portfolio, enables our audience to enjoy additional targeted and culturally-specific entertainment options, such as concert listings, CD reviews, local entertainment calendars, and interactive content on popular Latin recording artists and musicians. Similarly, LaMusica.com enables our advertisers to cost-effectively reach their targeted Hispanic consumer through an additional, dynamic and rapidly growing medium.

     LaMusica.com has links to the Web sites for all of our radio stations. This network of Web sites, among other things, permit our target audiences to listen to streaming audio of live radio broadcasts from each of our radio stations from anywhere in the United States and the world. In addition to our network of station Web sites and our production of original interactive content relating to Latin music and entertainment, we plan to offer enhanced community features on LaMusica.com such as branded e-mail, bulletin boards, fan clubs, chat rooms, personals and horoscopes.

     We anticipate LaMusica.com will generate revenues primarily from two distinct sources: (1) advertising and sponsorship and (2) electronic commerce opportunities, such as on-line music sales. We will use our stations' on-air marketing power to draw visitors to LaMusica.com. We are currently initiating a nationwide advertising campaign on our radio stations in order to increase audience awareness of LaMusica.com. We will also utilize our strong relationships with advertisers and the music industry to develop banner advertising and sponsorships. With respect to electronic commerce, we are developing a business model to sell music directly to consumers on our Web sites, as music represents the most frequently purchased item on-line. We plan to utilize the services of a leading music order fulfillment company in order to facilitate our on-line music sales. As music technology and industry standards evolve, we will explore additional opportunities for the sale of music on-line, including downloads of digital music and the sale of customized compact discs. We also plan to sell t-shirts, posters and other Latin music-related merchandise.

     In addition to the rapidly growing U.S. Hispanic population, we believe that LaMusica.com will benefit from the following:

     - the percentage of Hispanics in the United States (excluding Puerto Rico) accessing the Internet either at home or at work is currently estimated at 36%, a percentage which we believe will increase substantially over the next few years;

     - the percentage of Hispanic households in the United States (excluding Puerto Rico) that own a computer is estimated at 26%;

     - $571.0 million was spent on Latin music CDs, cassettes and music videos in the United States (excluding Puerto Rico) during 1998, an increase in dollar terms of 16.0% from 1997, representing the fastest growing segment of the music industry;

     - approximately two-thirds of respondents in Arbitron(C) surveys expressed interest in purchasing music from Web sites maintained by radio stations; and

     - we believe that the U.S. Hispanic market is currently underserved by the Internet and that there are a limited number of on-line businesses targeting the U.S. Hispanic consumer.

     We plan to use our knowledge of our Internet user base to help advertisers create more effective on-line advertising campaigns. In addition, we intend to use advertising techniques and tracking technologies to:

     - target advertising to users with specific demographic profiles;

     - gather extensive data on our users; and

     - use daily tracking data to analyze a particular campaign's effectiveness.

     Our management team has been developing LaMusica.com for the past four years and has extensive technological knowledge and experience in the development and creation of original content. LaMusica.com has been recognized for its excellence in Latin music content on the Internet and received a "Top 5%" award from Lycos(R), has been named a "Top Latino" Web site by Tesoros del Web, received a "Best of the Web" award from Home PC and is a snap.com editor's choice for Latin music on-line.

MANAGEMENT AND PERSONNEL

     As of September 24, 1999, we had 398 full-time employees, 11 of whom were primarily involved in senior management, 158 in programming, 134 in sales, 83 in general administration and 12 in technical activities.

     To facilitate efficient management from our Miami, Florida headquarters, we access and utilize computerized accounting systems from our properties to provide current information to management on station operations and to assist in cost control and the preparation of monthly financial statements. Corporate executives regularly visit each station to monitor its operations and ensure that our policies are properly followed.

SEASONALITY

     Seasonal net broadcasting revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures by local and national advertisers. Our second fiscal quarter (January through March) generally produces the lowest net broadcasting revenue for the year because of normal post-holiday decreases in advertising expenditures.

ADVERTISING

     Virtually all radio station revenue is derived from advertising. This revenue is usually classified in one of two categories -- "national" or "local." "National" refers to advertising that is solicited by a national representative firm that represents the station and is paid commissions based on collected net revenues. Our national sales representative is Caballero Spanish Media, LLC, a division of Interep National Radio Sales, Inc. "Local" refers to advertising purchased by advertisers in the local community served by a particular station.

     We believe that radio is one of the most efficient and cost-effective means for advertisers to reach targeted demographic groups. Advertising rates charged by a radio station are based primarily on the station's ability to attract listeners in a given market and on the attractiveness to advertisers of the station's listener demographics. Rates vary depending upon a program's popularity among the listeners an advertiser is seeking to attract, the number of advertisers vying for available air time and the availability of alternative media in the market. Radio advertising rates generally are highest during the morning and afternoon drive-time hours which are the peak hours for radio audience listening. We believe that having multiple stations in a market is desirable to national advertisers enabling the broadcaster to command higher advertising rates. We believe we will be able to increase our rates as new and existing advertisers recognize the increasing desirability of targeting the growing Hispanic population in the United States.

     Each station broadcasts a predetermined number of advertisements each hour with the actual number depending upon the format of a particular station. We determine the number of advertisements broadcast hourly that can maximize the station's available revenue dollars without jeopardizing its audience listener levels. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of the day, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

     Our revenue mix between local and national advertising varies significantly by market. We strive to increase the level of national advertising since national advertising generally commands a higher dollar rate per advertising spot than does local advertising. Currently, approximately 73% of our advertising is local and 27% is national.

     Although the majority of our advertising contracts are short-term (generally running for less than three months), we have long-term relationships with some of our advertisers. In each of our broadcasting markets, we employ salespeople to obtain local advertising revenues. We believe that our local sales force is crucial to maintaining relationships with key local advertisers and agencies and identifying new advertisers. We generally pay sales commissions to our local sales staff upon the receipt from advertisers of the payments related to these sales. We offer assistance to local advertisers by providing them with studio facilities to produce 60-second commercials free of charge.

COMPETITION

     The success of each of our stations depends significantly upon its audience ratings and its share of the overall advertising revenue within its market. The radio broadcasting industry is a highly competitive business. Each of our radio stations competes with both Spanish-language and English-language radio stations in its market as well as with other advertising media such as newspapers, broadcast television, cable television, the Internet, magazines, outdoor advertising, transit advertising and direct mail marketing. Several of the stations with which we compete are subsidiaries of large national or regional companies that have substantially greater resources than we do. Factors which are material to competitive position include management experience, the station's rank in its market, signal strength and frequency, and audience demographics, including the nature of the Spanish market targeted by a particular station.

     Although the radio broadcasting industry is highly competitive, some barriers to entry exist. These barriers can be mitigated to some extent by changing existing radio station formats and upgrading power, among other actions. The operation of a radio station requires a license or other authorization from the FCC, and the number of radio stations that can operate in a given market is limited by the availability of FM and AM radio frequencies allotted by the FCC to communities in that market. In addition, the FCC's multiple ownership rules regulate the number of stations that may be owned and controlled by a single entity in a given market. However, in recent years, these rules have changed significantly. For a discussion of FCC regulation, see "Federal Regulation of Radio Broadcasting."

     The radio industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, by satellite and by terrestrial delivery of digital audio broadcasting (known as "DAB"). DAB may deliver to nationwide and regional audiences, multi-channel, multi-format, digital radio services with sound quality equivalent to that of compact discs. The FCC has recently authorized spectrum for the use of a new technology, satellite digital audio radio services (known as "SDARS"), to deliver audio programming. SDARS may provide a medium for the delivery by satellite of multiple new audio programming formats to local and national audiences. It is not known at this time whether digital technology also may be used in the future by existing radio broadcast stations either on existing or alternate broadcasting frequencies. There are also proposals before the FCC to permit a new "low power" radio or "microbroadcasting" service which could open up opportunities for low cost neighborhood service on frequencies which would not interfere with existing stations. No FCC action has been taken on these proposals to date.

     The delivery of information through the presently unregulated Internet also could create a new form of competition. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and the greater availability of radios, particularly car and portable radios, have contributed to this growth. We cannot assure you, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry.

     We cannot predict what other matters might be considered in the future by the FCC, nor can we assess in advance what impact, if any, the implementation of any of these proposals or changes might have on our business. See "Federal Regulation of Radio Broadcasting."

ANTITRUST

     An important part of our growth strategy is the acquisition of additional radio stations. After the passage of the Telecommunications Act of 1996, the Justice Department has become more aggressive in reviewing proposed acquisitions of radio stations and radio station networks. The Justice Department is particularly aggressive when the proposed buyer already owns one or more radio stations in the market of the station it is seeking to buy. Recently, the Justice Department has challenged a number of radio broadcasting transactions. Some of those challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Justice Department has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Similarly, the FCC staff has announced new procedures to review proposed radio broadcasting transactions even if the proposed acquisition otherwise complies with the FCC's ownership limitations. In particular, the FCC may invite public comment on proposed ratio transactions that the FCC believes, based on its initial analysis, may present ownership concentration concerns in a particular local radio market.

FEDERAL REGULATION OF RADIO BROADCASTING

     The radio broadcasting industry is subject to extensive and changing regulation by the FCC of programming, technical operations, employment and other business practices. The FCC regulates radio broadcast stations pursuant to the Communications Act. The Communications Act permits the operation of radio broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The Communications Act provides for the FCC to exercise its licensing authority to provide a fair, efficient and equitable distribution of broadcast service throughout the United States. Among other things, the FCC:

     - assigns frequency bands for radio broadcasting;

     - determines the particular frequencies, locations and operating power of radio broadcast stations;

     - issues, renews, revokes and modifies radio broadcast station licenses;

     - establishes technical requirements for certain transmitting equipment used by radio broadcast stations;

     - adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, program content and employment and business practices of radio broadcast stations; and

     - has the power to impose penalties, including monetary forfeitures, for violations of its rules and the Communications Act.

     The Communications Act prohibits the assignment of an FCC license, or other transfer of control of an FCC licensee, without the prior approval of the FCC. In determining whether to approve assignments or transfers, and in determining whether to grant or renew a radio broadcast license, the FCC considers a number of factors pertaining to the licensee (and any proposed licensee), including restrictions on foreign ownership, compliance with FCC media ownership limits and other FCC rules, licensee character and compliance with the Anti-Drug Abuse Act of 1988.

     The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. This summary does not purport to be complete and is subject to the text of the Communications Act, the FCC's rules and regulations, and the rulings of the FCC. You should refer to the Communications Act and these FCC rules and rulings for further information concerning the nature and extent of federal regulation of radio broadcast stations.

     A licensee's failure to observe the requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license with conditions or, for particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

     Congress and the FCC have had under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of SBS's radio stations, result in the loss of audience share and advertising revenue for our radio broadcast stations or affect our ability to acquire additional radio broadcast stations or finance these acquisitions. Such matters may include:

     - changes to the license authorization and renewal process;

     - proposals to impose spectrum use or other fees on FCC licensees;

     - auction of new broadcast licenses;

     - changes to the FCC's equal employment opportunity regulations and other matters relating to involvement of minorities and women in the broadcasting industry;

     - proposals to change rules relating to political broadcasting including proposals to grant free air time to candidates, and other changes regarding program content;

     - proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

     - technical and frequency allocation matters, including creation of a new low power radio broadcast service;

     - the implementation of digital audio broadcasting on both a satellite and terrestrial basis;

     - changes in broadcast cross-interest, multiple ownership, foreign ownership, cross-ownership and ownership attribution policies;

     - proposals to allow telephone companies to deliver audio and video programming to homes in their service areas; and

     - proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

     We cannot predict what changes, if any, might be adopted, nor can we predict what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposals or changes might have on our business.

FCC LICENSES

     The Communications Act provides that a broadcast station license may be granted to any applicant if the public interest, convenience and necessity will be served thereby, subject to certain limitations. In making licensing determinations, the FCC considers an applicant's legal, technical, financial and other qualifications. The FCC grants radio broadcast station licenses for specific periods of time and, upon application, may renew them for additional terms. Under the Communications Act, radio broadcast station licenses may be granted for a maximum term of eight years.

     Generally, the FCC renews radio broadcast licenses without a hearing upon a finding that:

     - the radio station has served the public interest, convenience and necessity;

     - there have been no serious violations by the licensee of the Communications Act or FCC rules and regulations; and

     - there have been no other violations by the licensee of the Communications Act or FCC rules and regulations which, taken together, indicate a pattern of abuse.

After considering these factors, the FCC may grant the license renewal application with or without conditions, including renewal for a term less than the maximum term otherwise permitted by law, or hold an evidentiary hearing.

     In addition, the Communications Act authorizes the filing of petitions to deny a license renewal application during specific periods of time after a renewal application has been filed. Interested parties, including members of the public, may use these petitions to raise issues concerning a renewal applicant's qualifications. If a substantial and material question of fact concerning a renewal application is raised by the FCC or other interested parties, or if for any reason the FCC cannot determine that granting a renewal application would serve the public interest, convenience and necessity, the FCC will hold an evidentiary hearing on the application. If as a result of an evidentiary hearing the FCC determines that the licensee has failed to meet the requirements specified above and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, our licenses have been renewed without any conditions or sanctions being imposed, but we cannot assure you that the licenses of each of our stations will continue to be renewed or will continue to be renewed without conditions or sanctions.

     The FCC classifies each AM and FM radio station. An AM radio station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM radio stations are assigned to serve wide areas, particularly at night.

     The minimum and maximum facilities requirements for an FM radio station are determined by its class. Possible FM class designations depend upon the geographic zone in which the transmitter of the FM radio station is located. In general, commercial FM radio stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1 or C radio stations. The FCC recently has proposed to divide Class C stations into two subclasses based on antenna height. Stations not meeting the minimum height requirement within a three-year transition period would be downgraded automatically to the new Class C0 category.

     Ownership Matters. The Communications Act requires prior approval of the FCC for the assignment of a broadcast license or the transfer of control of a corporation or other entity holding a license. In determining whether to approve an assignment of a radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers, among other things:

     - the financial and legal qualifications of the prospective assignee or transferee, including compliance with FCC restrictions on non-U.S. citizen or entity ownership and control;

     - compliance with FCC rules limiting the common ownership of attributable interests in broadcast and newspaper properties;

     - the history of compliance with FCC operating rules; and

     - the character qualifications of the transferee or assignee and the individuals or entities holding attributable interests in them.

Applications to the FCC for assignments and transfers are subject to petitions in favor of denying the assignment and transfer by interested parties.

     To obtain the FCC's prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. The application must be placed on public notice for a period of 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. Informal objections may be filed any time up until the FCC acts upon the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC usually has an additional ten days to set aside such grant on its own motion. When ruling on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

     Under the Communications Act, a broadcast license may not be granted to or held by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, or foreign governments or their representatives or by non-U.S. corporations, if the FCC finds the public interest will be served by the refusal or revocation of such license. These restrictions apply in modified form to other forms of business organizations, including partnerships and limited liability companies. Thus, the licenses for our stations could be revoked if more than 25% of our outstanding capital stock is issued to or for the benefit of non-U.S. citizens.

     The FCC generally applies its other broadcast ownership limits to "attributable" interests held by an individual, corporation, partnership or other association or entity, including limited liability companies. In the case of a corporation holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote five percent or more of the stock of a licensee corporation are generally deemed attributable interests, as are positions as an officer or director of a corporate parent of a broadcasting licensee. The FCC treats all partnership interests as attributable, except for those limited partnership interests that under FCC policies are considered insulated from material involvement in the management or operation of the media-related activities of the partnership. The FCC currently treats limited liability companies like limited partnerships for purposes of attribution. Stock interests held by insurance companies, mutual funds, bank trust departments and certain other passive investors that hold stock for investment purposes only become attributable with the ownership of ten percent or more of the voting stock of the corporation holding broadcast licenses.

     To assess whether a voting stock interest in a direct or an indirect parent corporation of a broadcast licensee is attributable, the FCC uses a "multiplier" analysis in which non-controlling voting stock interests are deemed proportionally reduced at each non-controlling link in a multi-corporation ownership chain. A time brokerage agreement with another radio station in the same market creates an attributable interest in the brokered radio station as well for purposes of the FCC's local radio station ownership rules, if the agreement affects more than 15% of the brokered radio station's weekly broadcast hours.

     Debt instruments, non-voting stock, options and warrants for voting stock that have not yet been exercised, insulated limited partnership interests where the limited partner is not materially involved in the media-related activities of the partnership, and minority voting stock interests in corporations where there is a single holder of more than 50% of the outstanding voting stock whose vote is sufficient to affirmatively direct the affairs of the corporation, generally do not subject their holders to attribution. However, the FCC's rules also specify other exceptions to these general principles for attribution. The FCC is currently evaluating whether to:

     - raise the benchmark for voting stock from five to ten percent;

     - raise the benchmark for passive investors holding voting stock from ten to twenty percent;

     - continue the single 50% stockholder exception; and/or

     - attribute non-voting stock or perhaps only when combined with other rights such as voting shares or contractual relationships.

More recently, the FCC has solicited comment on proposed rules that would:


     - treat an otherwise non-attributable ownership equity or debt interest in a licensee as an attributable interest where the interest holder is a program supplier or the owner of a broadcast station in the same market and the equity and/or debt holding is greater than a specified benchmark; and


     - in some circumstances, treat the licensee of a broadcast station that sells advertising time of another station in the same market pursuant to a joint sales agreement as having an attributable interest in the station whose advertising is being sold.

     Communications Act and FCC rules generally restrict ownership, operation or control of, or the common holding of attributable interests in:

     - radio broadcast stations above certain limits servicing the same local market;

     - a radio broadcast station and a television broadcast station servicing the same local market; and

     - a radio broadcast station and a daily newspaper serving the same local market.

These rules include specific signal contour overlap standards to determine compliance, and the FCC defined market will not necessarily be the same market used by Arbitron(C) or other surveys, or for purposes of the HSR Act. Under these "cross-ownership" rules, we, absent waivers, would not be permitted to own a radio broadcast station and acquire an attributable interest in any daily newspaper or television broadcast station, other than a low-powered television station, in the same market where we then owned any radio broadcast station. Our stockholders, officers or directors, absent a waiver, may not hold an attributable interest in a daily newspaper or television broadcast station in those same markets.

     The FCC is currently reviewing the ban on common ownership of a radio station and a daily newspaper in the same market. The FCC's rules provide for the liberal grant of a waiver of the rule prohibiting common ownership of radio and television stations in the same geographic market in the top 25 television markets if specific conditions are satisfied, and the FCC will consider waivers in other markets under more restrictive standards. The FCC is reviewing its ban on the common ownership of a radio station and a television station or newspaper including extending the policy of liberal waivers of common ownership of radio and television stations to the top 50 television markets.

     Although current FCC nationwide radio broadcast ownership rules allow one entity to own, control or hold attributable interests in an unlimited number of FM radio stations and AM radio stations nationwide, the Communications Act and the FCC's rules limit the number of radio broadcast stations in local markets in which a single entity may own an attributable interest as follows:

     - In a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM).

     - In a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same service (AM or FM).

     - In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same service (AM or FM).

     - In a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same service (AM or FM), except that a party may not own, operate, or control more than 50 percent of the radio stations in such market.

     Because of these multiple and cross-ownership rules, if a stockholder, officer or director of SBS holds an attributable interest in SBS, such stockholder, officer or director may violate the FCC's rules if such person or entity also holds or acquires an attributable interest in other television, radio stations or daily newspapers, depending on their number and location. If an attributable stockholder, officer or director of SBS violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our radio station business and may be unable to obtain FCC consents for future acquisitions. As long as one person or entity holds more than 50% of the voting power of the common stock of SBS where the vote of such person or entity is sufficient to affirmatively direct the affairs of SBS, another stockholder, unless serving as an officer and/or director, generally would not hold an attributable interest in SBS. However, as described above, the FCC is currently evaluating whether to continue the exception for a single majority stockholder of more than 50% of a licensee's voting stock. As of June 27, 1999, Raul Alarcon, Jr. held more than 50% of the total voting power of our common stock.

     Under its cross-interest policy, the FCC considers meaningful relationships among competing media outlets that serve substantially the same area, even if the ownership rules do not specifically prohibit the relationship. Under this policy, the FCC may consider whether to prohibit one party from holding an attributable interest and a substantial non-attributable interest (including non-voting stock, limited partnership and limited liability company interests) in a media outlet in the same market, or from entering into a joint venture or having common key employees with competitors. The cross-interest policy does not necessarily prohibit all of these interests, but requires that the FCC consider whether, in a particular market, the meaningful relationships between competitors could have a significant adverse effect upon economic competition and program diversity. In a rule making proceeding concerning the attribution rules, the FCC has sought comment on, among other things, (1) whether the cross-interest policy should be applied only in smaller markets, and (2) whether non-equity financial relationships, such as debt, when combined with multiple business relationships, such as local marketing agreements or joint sales arrangements, raise concerns under the cross-interest policy.

     Programming and Operations. The Communications Act requires broadcasters to serve the public interest. A broadcast licensee is required to present programming in response to community problems, needs and interests and to maintain certain records demonstrating its responsiveness. The FCC will consider complaints from listeners about a broadcast station's programming when it evaluates the licensee's renewal application, but listeners' complaints also may be filed and considered at any time. Stations also must pay regulatory and application fees, and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries and technical operation.

     The FCC requires that licensees not discriminate in hiring practices, develop and implement programs designed to promote equal employment opportunities and submit reports to the FCC on these matters annually and in connection with each license renewal application.

     The FCC rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another radio station in the same broadcast service (that is, AM/AM or FM/FM). The simulcasting restriction applies if the licensee owns both radio broadcast stations or owns one and programs the other through a local marketing agreement, provided that the contours of the radio stations overlap in a certain manner.

     Local Marketing Agreements. Often radio stations enter into LMAs or time brokerage agreements. These agreements take various forms. Separately owned and licensed radio stations may agree to function cooperatively in programming, advertising sales and other matters, subject to compliance with the antitrust laws and the FCC's rules and policies, including the requirement that the licensee of each radio station maintain independent control over the programming and other operations of its own radio station.

     Joint Sales Agreements. Over the past few years, a number of radio stations have entered into cooperative arrangements commonly known as joint sales agreements or JSAs. The FCC has determined that issues of joint advertising sales should be left to enforcement by antitrust authorities, and therefore does not generally regulate joint sales practices between stations. Currently, stations for which another licensee sells time under a JSA are not deemed by the FCC to be an attributable interest of that licensee. However, in connection with its ongoing rulemaking proceedings concerning the attribution rules, the FCC is considering whether JSAs should be considered attributable interests or within the scope of the FCC's cross-interest policy, particularly when JSAs contain provisions for the supply of programming services and/or other elements typically associated with local marketing agreements.

     RF Radiation. In 1985, the FCC adopted rules based on a 1982 American National Standards Institute (ANSI) standard regarding human exposure to levels of radio frequency

(RF) radiation. These rules require applicants for renewal of broadcast licenses or modification of existing licenses to inform the FCC at the time of filing such applications whether an existing broadcast facility would expose people to RF radiation in excess of certain limits. In 1992, ANSI adopted a new standard for RF exposure that, in some respects, was more restrictive in the amount of environmental RF exposure permitted. The FCC has since adopted more restrictive radiation limits which became effective October 15, 1997, and which are based in part on the revised ANSI standard.

     Digital Audio Radio Service. The FCC has allocated spectrum to a new technology, digital audio radio service (DARS), to deliver satellite-based audio programming to a national or regional audience and issued regulations for a DARS service in early 1997. The nationwide reach of satellite DARS could allow niche programming aimed at diverse communities that SBS is targeting. Two companies that hold licenses for authority to offer multiple channels of digital, satellite-delivered S-Band aural services could compete with conventional terrestrial radio broadcasting. The licensees will be permitted to sell advertising and lease channels in these media. The FCC's rules require that these licensees launch and begin operating at least one space station by 2001 and be fully operational by 2003.

     Low Power Radio Broadcast Service. The FCC recently adopted a Notice of Proposed Rulemaking seeking public comment on a proposal to establish two classes of a low power radio service both of which would operate in the existing FM radio band: a primary class with a maximum operating power of 1 kW and a secondary class with a maximum power of 100 watts. These proposed low power radio stations would have limited service areas of 8.8 miles and 3.5 miles, respectively. Implementation of a low power radio service or microbroadcasting would provide an additional audio programming service that could compete with SBS's radio stations for listeners, but we cannot predict the effect upon SBS.

PROPERTIES

     Our corporate headquarters is located in Miami, Florida. The types of properties required to support each of our radio stations include offices, broadcasting studios and antenna towers where broadcasting transmitters and antenna equipment are located. We own the building housing the office and studios in New York for WSKQ-FM and WPAT-FM, and in Los Angeles for KLAX-FM. Additionally, we still own a building in Los Angeles that we previously used as the office for our Los Angeles operations. We own the auxiliary transmitter site for KLAX-FM in Long Beach, California and lease our other transmitter sites, with lease terms that expire between 1999 and 2035, assuming all renewal options are exercised. The studios and offices of our Miami and South Florida stations are currently located in leased facilities with lease terms that respectively expire in 2000 and 2012. See "Certain Relationships and Related Transactions." We lease the office and studio facilities for our stations in Chicago, San Antonio and Puerto Rico.

     The transmitter sites for our stations are material to our overall operations. Management believes that our properties are in good condition and are suitable for our operations; however, we continually seek opportunities to upgrade our properties. We own substantially all of the equipment used in our radio broadcasting business.

LEGAL PROCEEDINGS

     From time to time we are involved in litigation incidental to the conduct of our business, such as contract matters and employee-related matters. We are not currently a party to litigation which, in the opinion of management, is likely to have a material adverse effect on our business.

ENVIRONMENTAL MATTERS

     We assigned the lease of the transmitter for WXLX-AM in Lyndhurst, New Jersey, to the purchaser of the station. The transmitter is located on a former landfill which ceased operations in the late 1960's. Although WXLX-AM has been sold, we retain potential exposure relating to possible environmental liabilities relating to the transmitter site. Because the lessee of the property is under a long-term lease, we may become liable for costs associated with remediation of the site. We are unable to assess the likelihood that any claim for remediation of this site will arise and no amounts have been accrued in the consolidated financial statements relating to this contingent liability.


     On September 28, 1999, we received notice from the purchaser of KXMG-AM that it would make a claim against us for indemnification under the asset purchase agreement, pursuant to which it purchased the station, for the removal of an underground fuel storage tank. The notice did not specify the amount of the indemnification claim. We do not have sufficient information to assess the potential exposure and no amounts have been accrued in the consolidated financial statements relating to this contingent liability.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth the names, ages and positions of the directors, executive officers and certain key employees of SBS upon completion of this offering. Each of our directors serves until his successor is elected and qualifies.


NAME                                   AGE      POSITION WITH SBS UPON COMPLETION OF THIS OFFERING
----                                   ---      --------------------------------------------------
Pablo Raul Alarcon, Sr...............  73    Chairman Emeritus and Director
Raul Alarcon, Jr.....................  43    Chairman of the Board of Directors, Chief Executive
                                             Officer and President
Jose Grimalt.........................  70    Secretary Emeritus and Director
Joseph A. Garcia.....................  53    Chief Financial Officer, Executive Vice President and
                                             Secretary
Luis Diaz-Albertini..................  47    Vice President/Group Sales
Jesus Salas..........................  23    Vice President of Programming
Roman Martinez IV....................  51    Director Nominee
Jason L. Shrinsky....................  62    Director Nominee



     PABLO RAUL ALARCON, SR. has been Chairman of the Board of Directors since March 1983. Upon the completion of this offering, Mr. Alarcon, Sr. will become Chairman Emeritus and will continue to be a member of our board of directors. He also serves as the Chairman of the Board of Directors of SBS-NJ, and those of SBS's other subsidiaries that own and operate SBS's radio stations. Mr. Alarcon, Sr. has been involved in Spanish-language radio broadcasting for much of his life. He started his broadcasting career in Cuba in the early 1950's when he established a radio station chain in Camaguey, Cuba. Upon his arrival in the United States, Mr. Pablo Raul Alarcon, Sr. continued his career in radio broadcasting and was an on-air personality in a New York radio station before being promoted to programming director. Mr. Pablo Raul Alarcon, Sr. subsequently owned and operated a recording studio and an advertising agency. In 1983, he purchased our first radio station. Mr. Alarcon, Sr. is Raul Alarcon, Jr.'s father.



     RAUL ALARCON, JR. has been Chief Executive Officer since June 1994 and President and a director since October 1985. Upon completion of this offering, Mr. Alarcon, Jr. will become Chairman of the Board of Directors and will continue as our Chief Executive Officer and President. He also serves as the President and a Director of Spanish Broadcasting System, Inc., a New Jersey corporation that is wholly-owned by SBS, and President or Vice President of those of SBS's other subsidiaries that own and operate our radio stations. Mr. Alarcon, Jr. joined SBS-NJ as a sales manager in 1983 and became a director and the Chief Executive Officer and President of SBS-NJ in 1986. Mr. Alarcon, Jr. is responsible for our long-range strategic planning and was instrumental in the acquisition and financing of each of our radio stations. Mr. Alarcon, Jr. is the son of Mr. Alarcon, Sr. and the son-in-law of Mr. Grimalt.


     JOSE GRIMALT has been Secretary and a member of our board of directors since June 1994. Upon completion of this offering, Mr. Grimalt will become Secretary Emeritus and will continue to be a member of our board of directors. From 1969 to 1986, Mr. Grimalt owned and operated Spanish-language station WLVH-FM in Hartford, Connecticut. In 1984, Mr. Grimalt became a stockholder and the President of SBS's California subsidiary which operated KXMG-AM in Los Angeles. Mr. Grimalt is Mr. Alarcon, Jr.'s father-in-law.

     JOSEPH A. GARCIA has been Chief Financial Officer, Executive Vice President and Assistant Secretary since June 1994. Upon completion of this offering, Mr. Garcia will become Secretary and will continue to be our Chief Financial Officer and Executive Vice-President. He was appointed Executive Vice President in March 1996. He joined SBS-NJ in 1984 and since then has served as the Chief Financial Officer of SBS-NJ and those of SBS's subsidiaries that own and operate SBS's radio stations. Before joining SBS-NJ, Mr. Garcia spent thirteen years in financial positions with Philip Morris and Revlon, where he was Manager of Financial Planning for Revlon-Latin America.

     JESUS SALAS has been the Vice President of Programming since April 1998. He joined SBS in March 1997 as the Programming Director for the Miami stations. Prior to joining SBS he worked for New Age Broadcasting, Inc., where he began his career in November 1993 as a disc jockey and was eventually promoted to programming director.

     LUIS DIAZ-ALBERTINI has been the Vice President of Sales since September 1998. He began his employment with SBS as the General Manager of WLEY-FM in Chicago in March 1997. Prior to joining SBS, Mr. Diaz-Albertini's experience included being VP/General Manager of the four stations located in Miami for Hispanic Broadcasting Corporation (formerly Heftel Broadcasting Corporation). Mr. Diaz-Albertini has worked in the broadcasting industry for 26 years.


     ROMAN MARTINEZ IV has been nominated to become a director upon completion of this offering. Mr. Martinez is a Managing Director for the investment banking firm of Lehman Brothers Inc. where he has held his title since 1978. Mr. Martinez has been an investment banker advising corporations on financings, mergers and acquisitions and related financial matters since 1971. Mr. Martinez sits on the Board of Governors of New York Presbyterian Healthcare System, Inc. and on the Board of Directors of the International Rescue Committee. Lehman Brothers Inc. has been engaged by us as financial advisor, lead underwriter for this offering and the concurrent offering of our senior subordinated notes due 2009, Dealer-Manager for the tender offers and consent solicitations relating to our 11% and 12 1/2% notes, and sole lead arranger and book running manager with respect to the senior credit facilities. An affiliate of Lehman Brothers Inc., Lehman Commercial Paper Inc., will act as administrative agent in connection with the senior credit facilities.


     JASON L. SHRINSKY has been nominated to become a director upon completion of this offering. Mr. Shrinsky is a partner of the law firm of Kaye, Scholer, Fierman, Hays & Handler, LLP, where he has been a partner since January 1, 1986. Mr. Shrinsky has been a lawyer counseling corporations and high net worth individuals on financings, mergers and acquisitions, other related financial transactions and regulatory procedures since 1964. Kaye, Scholer, Fierman, Hays & Handler, LLP has served as counsel to us for more than 15 years, including in connection with this offering, the concurrent senior subordinated notes offering, the tender offers for our 11% and 12 1/2% notes and the pending purchase of the eight radio stations in Puerto Rico. The fees paid by us to Kaye, Scholer, Fierman, Hays & Handler, LLP do not exceed five percent of such law firm's consolidated gross revenues for its last full fiscal year.

COMMITTEES OF THE BOARD OF DIRECTORS


     The board of directors intends to establish an Audit Committee whose members will be our two independent director nominees, Roman Martinez IV and Jason L. Shrinsky.



     The board of directors also maintains a Compensation Committee, whose members will consist of Mr. Alarcon, Jr. and the independent director nominees. Mr. Alarcon, Jr. is our Chief Executive Officer and President. The Compensation Committee has not met in fiscal year 1999. Compensation for our executive officers for fiscal 1999 was determined by Mr. Alarcon, Jr. See "Certain Relationships and Related Transactions."

                             EXECUTIVE COMPENSATION


     The following sets forth all compensation awarded to, earned by or paid for services rendered to SBS and its subsidiaries in all capacities during the fiscal years 1998, 1997 and 1996 by our Chief Executive Officer and President and our next four highest paid executive officers at September 27, 1998, whose annual salary and bonus exceeded $100,000. When reading this table you should note that we intend to enter into new employment agreements with Messrs. Alarcon, Jr., Garcia and Diaz-Albertini which will become effective upon completion of this offering and will provide for the payment of salaries and bonuses that may differ from those set forth below. For a description of these agreements see "Employment Agreements and Arrangements." Effective upon completion of this offering, Messrs. Alarcon, Sr. and Grimalt will be retiring as salaried executives of SBS but will remain as members of our board of directors.


SUMMARY COMPENSATION TABLE


                                                                                                 OTHER ANNUAL
NAME                                PRINCIPAL POSITION        YEAR       SALARY        BONUS     COMPENSATION
----                           -----------------------------  ----     ----------     --------   ------------
Raul Alarcon, Jr.............  Chief Executive Officer and    1998     $1,633,743(1)  $215,000     $63,624(2)
                               President                      1997      1,361,647           --      86,774(2)
                                                              1996        746,584      237,000     $78,036(2)
Pablo Raul Alarcon, Sr.......  Chairman of the Board of       1998        492,577(4)    25,000      50,745(2)
                               Directors                      1997        474,000      200,000       (3)
                                                              1996        464,000      112,000      (3)
Jose Grimalt.................  Secretary and Director         1998        250,000(4)    25,000      (3)
                                                              1997        310,184           --      (3)
                                                              1996        250,000       12,000      (3)
Joseph A. Garcia.............  Executive Vice President and   1998        266,346       27,500      (3)
                               Chief Financial Officer        1997        244,671       53,000      (3)
                                                              1996        214,659        5,000      (3)
Luis Diaz-Albertini..........  Vice President/Group Sales     1998        200,000       25,000      (3)
                                                              1997         69,231           --      (3)


---------------

(1) Excludes amounts paid by us in connection with our lease of an apartment in Manhattan owned by Mr. Alarcon, Jr. which is used primarily by Mr. Alarcon, Jr. while on SBS business in New York. Excludes the payment of a dividend to our stockholders, of which Mr. Alarcon, Jr. received $3.1 million. See "Certain Relationships and Related Transactions." Excludes relocation expenses made in connection with relocation of our headquarters. Based on preliminary financial data, for the fiscal year ended 1999, it is anticipated that Mr. Alarcon, Jr.'s salary and bonus pursuant to his existing employment agreement will total approximately $3.7 million.



(2) Messrs. Alarcon, Jr. and Alarcon, Sr. receive personal benefits in addition to their salaries and bonuses, including use of automobiles. We paid $23,400 in each of 1998, 1997, and 1996 for an automobile used primarily by Mr. Alarcon, Jr. We paid $30,170, $54,253 and $54,636 in each of 1998, 1997 and
    1996, respectively, for use of a limousine (including driver's salary) used primarily by Mr. Alarcon, Jr. We paid $39,569 in 1998 for an automobile (including driver's salary) used primarily by Mr. Alarcon, Sr. Based on preliminary financial data, for fiscal year ended 1999, Mr. Alarcon, Jr., received personal benefits estimated at $121,200, including the use of automobiles and an apartment in Key Biscayne, Florida. We intend to terminate the lease for his apartment in Key Biscayne after completion of construction of his new home.


(3) Excludes perquisites and other personal benefits, securities or property which aggregate the lesser of $50,000 or 10% of the total of annual salary and bonus.

(4) Messrs. Alarcon, Sr. and Grimalt have agreed with us that effective upon completion of this offering, they will no longer be entitled to receive any compensation from us other than reimbursement of their out-of-pocket expenses as members of the board of directors. Upon completion of this offering we intend to also provide Messrs. Alarcon, Sr. and Grimalt with the use of automobiles and, in the case of Mr. Alarcon, Sr., a driver. We have also entered into a memorandum of understanding to purchase annuities for the retirement of Messrs. Alarcon, Sr. and Grimalt. See "Employment Agreements and Arrangements."


DIRECTOR COMPENSATION


     Directors who are officers or former officers do not receive any additional compensation for serving on our board of directors. All directors are reimbursed for their out-of-pocket expenses incurred in connection with their service as directors. All of our non-employee directors will be eligible to receive options under our stock plans as described below. Upon election to the board of directors following completion of this offering, we intend to grant to Messrs. Roman Martinez IV and Jason L. Shrinsky options for 50,000 shares of Class A Common Stock exercisable at the public offering price, of which 10,000 shall vest immediately. See "Stock Plans -- Non-Employee Director Stock Option Plan."



     Arnold Scheiffer, who served as a director from 1996 until August 1999, will receive a cash payment of $250,000 and options to purchase 250,000 shares of Class A Common Stock exercisable at the offering price (which vest upon completion of this offering), for his services as a director. The cash payment and grant of options are expected to be made upon the completion of this offering.


EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

  Raul Alarcon, Jr.


     We intend to enter into an amended and restated employment agreement with Raul Alarcon, Jr. pursuant to which Mr. Alarcon, Jr. will serve as our Chairman of the Board of Directors, Chief Executive Officer and President. This new agreement would become effective upon the completion of this offering, expire December 31, 2004 and renew for successive one-year periods after December 31, 2004, unless notice of termination is delivered by either party 90 days prior to the termination date. The agreement will provide for a base salary of not less than $1.0 million for each year of the employment term, which may be increased by the board of directors. Under the terms of the agreement, Mr. Alarcon, Jr. will be paid an annual cash performance bonus determined by the board of directors based on annual same station broadcast cash flow growth. Mr. Alarcon, Jr. will receive options to purchase 100,000 shares of Class A Common Stock each year of employment with the initial grant to be made on the pricing date of this offering (which vest upon completion of this offering) at an exercise price equal to the offering price, and thereafter on each anniversary of the effective date of the agreement at an exercise price equal to the then fair market value of our Class A Common Stock. Mr. Alarcon, Jr. will also be entitled to participate in our employee benefit plans and to receive other non-salary benefits, such as health insurance, life insurance, reimbursement for business related expenses, reimbursement for country club dues and reimbursement for personal tax and accounting expenses. The agreement will provide that Mr. Alarcon, Jr.'s employment may be terminated at the election of the board of directors upon his disability or for cause (as defined in the agreement). Pursuant to the agreement, Mr. Alarcon, Jr. will be entitled to the use of one automobile and driver at our expense.


  Joseph A. Garcia and Luis Diaz-Albertini


     We intend to enter into an employment agreement with each of Joseph A. Garcia and Luis Diaz-Albertini pursuant to which Mr. Garcia will serve as our Chief Financial Officer, Executive Vice President and Secretary and Mr. Diaz-Albertini will serve as our Vice President/Group Sales. These employment agreements would become effective upon completion of this offering, terminate on September 30, 2002 and automatically renew for successive one-year periods after September 30, 2002, unless notice of termination is delivered by either party within 90 days prior to the termination date or any succeeding September 30. Mr. Garcia and Mr. Diaz-Albertini will receive an annual base salary of $300,000 and $225,000, respectively, which may be increased by the board of directors. In addition, Mr. Garcia shall be entitled to receive (i) an annual cash bonus to be determined by the board of directors based on performance and (ii) options to purchase 250,000 shares of Class A Common Stock for past performance to be granted on the pricing date of this offering, with 50,000 shares to vest upon completion of this offering and 200,000 shares to vest ratably over a four-year period. Mr. Diaz-Albertini shall receive (i) an annual cash bonus to be determined by the board of directors based on performance and (ii) options to purchase 50,000 shares of Class A Common Stock for past performance to be granted on the pricing date of this offering, with 10,000 shares to vest upon completion of this offering, and 40,000 shares to vest ratably over a four-year period. Messrs. Garcia and Diaz-Albertini will also receive standard employee benefits provided to all of our executives, such as health, life and long-term disability insurance and reimbursement for business related expenses.


  Annuity


     We have entered into a memorandum of understanding with Messrs. Alarcon, Sr. and Grimalt to purchase an annuity from The Canada Life Assurance Company as a retirement vehicle for the benefit of Messrs. Alarcon, Sr. and Grimalt. We will pay approximately $10.6 million for such annuity and Messrs. Alarcon, Sr. and Grimalt will receive annual payments of approximately $700,000 and $300,000, respectively.


STOCK PLANS

  1999 Option Plan


     We have adopted an option plan to incentivize our present and future executive, managerial and other employees through equity ownership. The option plan will provide for the granting of stock options to individuals selected by the compensation committee of the board of directors (or by the board if such committee is not appointed). An aggregate of 3,000,000 shares of Class A Common Stock have been reserved for issuance under this option plan. The option plan will allow us to tailor incentive compensation for the retention of personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices.


     The compensation committee, or such other committees as the board of directors shall determine, has discretion to select the participants, to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the option plan. The option plan terminates ten years from the date that it was approved and adopted by the stockholders of SBS. Generally, a participant's rights and interest under the option plan are not transferable except by will or by the laws of descent and distribution.

     Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Class A Common Stock at a price fixed by the compensation committee. The option price may be less than, equal to or greater than the fair market value of the underlying shares of Class A Common Stock, but in no event will the exercise price of an incentive stock option be less than the fair market value on the date of grant.


     Options will expire no later than ten years after the date on which they are granted (five years in the case of incentive stock options granted to 10% stockholders). Options will become exercisable at such times and in such installments as the compensation committee or other designated committee shall determine. Notwithstanding this, any nonexercisable options shall immediately vest and become exercisable upon a change in control of SBS. Upon termination of a participant's employment with SBS, options that are not exercisable will be forfeited immediately and options that are exercisable will remain exercisable for twelve months following any termination by reason of an optionholder's death, disability or retirement. If termination is for any other reason other than cause, exercisable options will remain exercisable for three months following such termination. Payment of the option price must be made in full at the time of exercise in such form (including, but not limited to, cash or common stock of SBS) as the compensation committee may determine.


     In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure of shares of SBS, the compensation committee will have the discretion to make any adjustments it deems appropriate in the number and kind of shares reserved for issuance upon the exercise of options and vesting of grants under the option plan and in the exercise price of outstanding options.

  Non-Employee Director Stock Option Plan


     We have also adopted a separate option plan for our non-employee directors. The terms of the plan provide that the board of directors has the discretion to grant stock options to any non-employee director. An aggregate of 300,000 shares of Class A Common Stock have been reserved for issuance under this option plan. The plan is administered by the board of directors. Upon completion of this offering, we intend to grant each of Messrs. Shrinsky and Martinez an option under this plan to purchase 50,000 shares of Class A Common Stock exercisable at the offering price. Of these 50,000 shares, 10,000 shall vest immediately and 10,000 shall vest each year over the next four years on the anniversary of the grant so long as they remain directors. Any non-exercisable options shall immediately vest and become exercisable upon a change in control of SBS. If their service as directors is terminated for any reason, all options held by non-employee directors which have not then vested shall terminate automatically.


  401(k) Plan

     We offer a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering our employees. Pursuant to the 401(k) Plan, an employee may elect to reduce his annual salary by 1%-15% not to exceed the statutorily prescribed annual limit which is $10,000 for 1999, and have the amount of such reduction contributed to the 401(k) Plan. We may, at our option and in our sole discretion, make matching and/or profit sharing contributions to the 401(k) Plan on behalf of all participants. The 401(k) Plan is intended to qualify under
Section 401(a) of the Code so that contributions by employees or by us to the 401(k) Plan and income earned on plan contributions are not taxable to employees until distributed to them and contributions by us will be deductible by us when, and if, made. The trustees under the 401(k) Plan, at the direction of each participant, invest such participant's assets in the 401(k) Plan in selected investment options.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY


     Our third amended and restated certificate of incorporation has a provision which limits the liability of directors to us to the maximum extent permitted by Delaware law. The third amended and restated certificate of incorporation specifies that our directors will not be personally liable for monetary damages for breach of fiduciary duty as a director. This limitation does not apply to actions by a director or officer that do not meet the standards of conduct which make it permissible under the Delaware General Corporation Law for the Company to indemnify such director or officer.



     Our amended and restated by-laws provide for indemnification of directors and officers (and others) in the manner, under the circumstances and to the fullest extent permitted by the Delaware General Corporation Law. This generally authorizes indemnification as to all expenses incurred or imposed as a result of actions, suits or proceedings if the indemnified parties act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of SBS. Upon completion of this offering, it is intended that each director will enter into an indemnification agreement with us that provides for indemnification to the fullest extent provided by law. We believe that these provisions are necessary or useful to attract and retain qualified persons as directors and officers.



     We have obtained insurance for the benefit of our directors and officers that provides for coverage of up to $100.0 million.


     There is no pending litigation or proceeding involving a director or officer as to which indemnification is being sought.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information concerning the beneficial ownership of our Class A Common Stock and our Class B Common Stock before and after giving effect to this offering, but without giving effect to the exercise of the underwriters' overallotment option, by:



     - each person known to us to own beneficially more than 5% of any class of common stock; and


     - each director and each named executive officer.

     All shares are owned with sole voting and investment power. Prior to completion of this offering, none of the principal stockholders will own any shares of Class A Common Stock.


                               CLASS B SHARES            CLASS B SHARES            CLASS A SHARES
                                PRIOR TO BOTH          UPON COMPLETION OF        UPON COMPLETION OF
                                OFFERINGS(2)            BOTH OFFERINGS(2)        BOTH OFFERINGS(2)
                           -----------------------   -----------------------   ----------------------   PERCENT OF
                                        PERCENT OF                PERCENT OF               PERCENT OF     TOTAL       PERCENT OF
                           NUMBER OF     CLASS B     NUMBER OF     CLASS B     NUMBER OF    CLASS A      ECONOMIC    TOTAL VOTING
NAME AND ADDRESS(1)          SHARES       SHARES       SHARES       SHARES      SHARES       SHARES      INTEREST       POWER
-------------------        ----------   ----------   ----------   ----------   ---------   ----------   ----------   ------------
Pablo Raul Alarcon,
  Sr.....................   1,820,000       4.6%      1,070,000       3.1%           --          0%         1.9%          2.9%
Raul Alarcon, Jr.........  27,906,750      70.7%     26,156,750      75.6%      100,000(3)       *         46.0%         71.0%
Jose Grimalt.............     606,650       1.5%        481,650       1.4%           --          0%         0.8%          1.3%
Joseph A. Garcia.........       5,000         *           5,000         *        50,000(3)       *            *             *
Luis Diaz-Albertini......          --         0%             --         0%       10,000(3)       *            *             *
Roman Martinez IV........          --         0%             --         0%       10,000(3)       *            *             *
Jason Shrinsky...........          --         0%             --         0%       10,000(3)       *            *             *
All executive officers
  and directors as a
  group..................  30,338,400      76.8%     27,713,400      80.1%      180,000(3)       *         48.7%         75.2%


---------------
 *  Indicates less than 1%.

(1) The address of all directors and executive officers in this table, unless otherwise specified, is c/o Spanish Broadcasting System, Inc., 3191 Coral Way, Miami, Florida 33145.

(2) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting of a security, or the sole or shared power to dispose, or direct the disposition, of a security. A person is deemed as of any date to have beneficial ownership of any security that the person has the right to acquire within 60 days after that date. For purposes of computing the percentage of outstanding shares held by each person named above, any security that the person has the right to acquire within 60 days of the date of calculation is deemed to be outstanding, but is not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

(3) Indicates Class A Common Stock issuable upon the exercise of options that are exercisable within sixty days of the completion of this offering and does not include shares issuable upon exercise of options that have not yet vested.

                              SELLING STOCKHOLDERS


     The following table sets forth with respect to each of the selling stockholders (1) the number of shares of Class B Common Stock held by that selling stockholder prior to this offering, (2) the number of shares of Class A to be sold by that selling stockholder in this offering, (3) the amount of Class B Common Stock that selling stockholder will hold after completion of this offering, (4) the percentage of the outstanding Class B Common Stock that selling stockholder will hold after completion of the offering, and (5) the percentage of total voting power that selling stockholder will hold after completion of this offering, without giving effect to the exercise of the Underwriters' over-allotment option. As of the date of this prospectus, the selling stockholders own shares of Class B Common Stock. Immediately prior to the completion of this offering, each selling stockholder will convert a number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock being sold by such selling stockholder in this offering. Upon completion of this offering, the selling stockholders will only own shares of Class B Common Stock.



                                                                             NUMBER OF
                                             NUMBER OF       NUMBER OF       SHARES OF      PERCENTAGE
                                             SHARES OF       SHARES OF        CLASS B        OF TOTAL
                                              CLASS B         CLASS A      COMMON STOCK    COMMON STOCK    PERCENTAGE
                                           COMMON STOCK    COMMON STOCK     HELD AFTER      HELD AFTER      OF TOTAL
NAME OF SELLING                            HELD PRIOR TO   TO BE SOLD IN   COMPLETION OF   COMPLETION OF     VOTING
STOCKHOLDER                                THIS OFFERING   THIS OFFERING   THIS OFFERING   THIS OFFERING     POWER
---------------                            -------------   -------------   -------------   -------------   ----------
Pablo Raul Alarcon, Sr.(1)...............    1,820,000         750,000       1,070,000          1.9%           2.9%
Raul Alarcon, Jr.(2).....................   27,906,750       1,750,000      26,156,750         46.0%          71.0%
Jose Grimalt(3)..........................      606,650         125,000         481,650          0.8%           1.3%
The Brown & Williamson Master Retirement
  Trust(4)(5)(6).........................       32,400          19,450          12,950            *              *
Police Officers Pension System of the
  City of Houston(4)(5)(6)...............        2,100           1,250             850            *              *
Vulcan Materials(4)(5)(6)................          400             250             150            *              *
The Mainstay Funds, on Behalf of its High
  Yield Corporate Bond Fund
  Series(4)(5)(6)........................    2,655,750       1,593,450       1,062,300          1.9%             *
The Mainstay VP Series Fund, Inc., on
  Behalf of its High Yield Corporate Bond
  Portfolio(4)(5)(6).....................      179,900         107,950          71,950            *              *
Northstar High Total Return Fund(4)(7)...      250,000         250,000              --          0.0%           0.0%
Northstar Galaxy Trust High Yield Bond
  Portfolio(4)(7)........................        5,000           5,000              --          0.0%           0.0%
Prospect Street High Income Portfolio,
  Inc.(4)(8).............................       25,000          25,000              --          0.0%           0.0%
Vail(4)(9)(10)...........................       30,000          30,000              --          0.0%           0.0%
Omaha Public School Employees Retirement
  System(4)(9)(10).......................       30,000          30,000              --          0.0%           0.0%
City of New York Police Pension
  Fund(4)(9)(10).........................       30,000          30,000              --          0.0%           0.0%
City of New York
  Employees Retirement
  System(4)(9)(10).......................       30,000          30,000              --          0.0%           0.0%
CSAM Strategic Global Income
  Fund(4)(9)(10).........................       30,000          30,000              --          0.0%           0.0%
Credit Suisse Asset Management Income
  Fund(9)(10)............................       30,000          30,000              --          0.0%           0.0%
Davis Intermediate Investment Grade Bond
  Fund(11)...............................        5,050           5,050              --          0.0%           0.0%
Value Line Aggressive Income Trust(12)...       42,800          42,800              --          0.0%           0.0%


---------------
  *  Indicates less than 1%.

 (1) Pablo Raul Alarcon, Sr. is the Chairman Emeritus and a member of our board of directors.

 (2) Raul Alarcon, Jr. is Chairman of the Board of Directors and our Chief Executive Officer.

 (3) Jose Grimalt is our Secretary Emeritus and a member of our board of directors.

 (4) Indicates that such person is a former warrantholder and is a party to a registration rights agreement with us providing for registration and take-along rights. See "Description of Capital Stock -- Registration Rights; -- Take-Along Rights."

 (5) MacKay Shields Financial Corp. holds the power to vote, dispose of or direct the voting and disposition of such securities.

 (6) The address of the selling stockholder is c/o MacKay Shields Financial Corp.; 9 West 57th Street; New York, New York 10019.

 (7) The address of the selling stockholder is 300 First Stamford Place; Stamford, Connecticut 06902.

 (8) The address of Prospect Street High Income Portfolio, Inc. is 60 State Street, Suite 3750; Boston, Massachusetts 02109.

 (9) Credit Suisse Asset Management, LLC holds the power to vote or direct the vote of such securities.

(10) The address of the selling stockholder is c/o Credit Suisse Asset Management; One Citicorp Center, 153 East 53rd Street; New York, New York 10022.

(11) The address of Davis Intermediate Investment Grade Bond Fund is 124 East Marcy Street; Santa Fe, New Mexico 87501.

(12) The address of Value Line Aggressive Income Trust is 220 East 42nd Street, 6th Floor; New York, New York 10017.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     See "Committees of the Board of Directors."

     We have a memorandum of understanding with Messrs. Alarcon, Sr. and Grimalt to purchase an annuity from The Canada Life Assurance Company as a retirement vehicle for the benefit of Messrs. Alarcon, Sr. and Grimalt. We will pay approximately $10.6 million for such annuity and Messrs. Alarcon, Sr. and Grimalt will receive annual payments of approximately $700,000 and $300,000, respectively.


     We have entered into a memorandum of understanding with Mr. Alarcon, Sr., our Chairman Emeritus and a member of our board of directors, for the sale by us of the assets and liabilities of radio station WVMQ-FM operating in Key West, Florida and radio station WZMQ-FM operating in Key Largo, Florida. The sale price to be paid by Mr. Alarcon, Sr. for these stations is $700,000. The definitive agreement will contain customary representations and warranties, and the closing of the sale of these stations will be subject to the satisfaction of certain conditions, including approval of the FCC, the completion of this offering and the receipt by Mr. Alarcon, Sr. of his portion of the proceeds of this offering as a selling stockholder. We cannot assure you that the sale of these stations will occur during the expected time frame or at all.


     We lease a two-bedroom furnished condominium apartment in midtown Manhattan from Mr. Alarcon, Jr. for a monthly rent of $9,000. The lease commenced in August 1987 and will expire in August 2007. During fiscal years 1999 and 1998, we renovated the apartment and incurred approximately $0.2 million in renovation expenses. Generally, the apartment is used by Mr. Alarcon, Jr. while on SBS business in New York. We believe that the lease for this apartment is at the market rate.

     For the year ended September 27, 1998, SBS paid operating expenses aggregating $0.1 million for a boat owned by CMQ Radio, an entity owned equally by Messrs. Alarcon, Sr. and Alarcon, Jr. The boat is used by SBS for business entertainment. For the year ended September 27, 1998, the amount paid by SBS for our use of the boat owned by CMQ Radio was comparable to amounts we would have paid had we leased the boat from an unaffiliated party. In connection with this offering, we will discontinue our arrangement with respect to this boat. We do not expect to make any further payments to CMQ Radio, Inc.


     In connection with Mr. Alarcon, Jr.'s relocation from the New York metropolitan area to the Miami metropolitan area, SBS advanced to Mr. Alarcon, Jr. an aggregate of $1.1 million to pay for various expenses. On July 16, 1997, Mr. Alarcon, Jr. executed a promissory note to SBS for the principal amount of $1.1 million to evidence these advances. The note was payable on demand and bore interest at a rate of 7% per annum. SBS declared and paid a dividend in 1998, and Mr. Alarcon, Jr. used his portion of the proceeds of the dividend to repay this promissory note in full.


     Effective July 1993, Messrs. Alarcon, Sr. and Alarcon, Jr. executed promissory notes to SBS for the principal amounts of $0.5 million and $1.6 million, respectively. These promissory notes evidenced loans made by SBS to Messrs. Alarcon, Sr. and Alarcon, Jr. over several prior years. The notes were to mature in 2001 and bore interest at the rate of 6% percent per annum until July 19, 1994 and after that at the lesser of 9% percent per annum or the prime rate charged by the Chase Manhattan Bank, N.A. Interest on the unpaid principal amount of the notes was payable annually. In December 1995, SBS exchanged these promissory notes for amended and restated notes in the principal amounts of $0.6 million and $1.9 million due from

Messrs. Alarcon, Sr. and Alarcon, Jr., respectively. The amended and restated notes bear interest at the rate of 6.36% per annum, and mature on December 30, 2025, and the interest is payable in 30 equal annual installments of $43,570 and $143,158, respectively, on December 30th of each year starting December 30, 1996. As of June 27, 1999, $0.6 million and $1.9 million, plus accrued and unpaid interest of $0.1 million and $0.4 million to date, was outstanding, respectively, on these promissory notes. In connection with this offering, Messrs. Alarcon, Sr. and Alarcon, Jr. have agreed to pay all remaining amounts outstanding under these notes using their portion of the proceeds they receive as selling stockholders in this offering.


     In 1992, Messrs. Alarcon, Sr. and Alarcon, Jr. acquired a building in Coral Gables, Florida, for the purpose of housing the studios of WCMQ-AM and WCMQ-FM. In June 1992, SBS-Florida, a subsidiary of SBS, entered into a 20-year net lease with Messrs. Alarcon, Sr. and Alarcon, Jr. for the Coral Gables building which provides for a base monthly rent of $9,000. Effective June 1, 1998, the lease on this building was assigned to SBS Realty Corp., a realty management company owned by Messrs. Alarcon, Sr. and Alarcon, Jr. This building currently houses the offices and studios of all of the Miami stations. The lease on the stations' previous studios expired in October 1993, was for less than half the space of the stations' present studios and had a monthly rental of approximately $7,500. Based upon our prior lease for studio space, we believe that the lease for the current studio is at market rates.

     In 1992, Mr. Alarcon, Jr. organized Nuestra Telefonica, Inc., a New York corporation, to operate long distance telephone service in Spanish aimed at the Hispanic population in the markets served by our radio stations. In February 1993, Nuestra Telefonica entered into an access agreement with a common carrier and commenced operations. Nuestra Telefonica advertised its Spanish-language long distance telephone service on our radio stations in Los Angeles and New York and purchased this air time at standard station rates. Since early 1994, Nuestra Telefonica has not utilized any air time on our radio stations. As of September 28, 1997 and September 27, 1998, Nuestra Telefonica owed SBS $0.4 million related to unpaid air time and $0.3 million related to certain expenses paid by SBS on Nuestra Telefonica's behalf. The amounts due are recorded on our books as a receivable and due from related party asset, respectively. Mr. Alarcon, Jr. has personally guaranteed the payment of $0.5 million of Nuestra Telefonica's obligations to SBS. Mr. Alarcon, Jr. is Nuestra Telefonica's Chairman and majority shareholder. Joseph A. Garcia is Nuestra Telefonica's President and a minority shareholder. Nuestra Telefonica is no longer an operating entity and, therefore, upon the completion of this offering we will forgive the loans and cancel the guarantees described above.

     Mr. Grimalt's son is employed by SBS as an operations manager. He was paid $128,345 and a bonus of $5,000 for the fiscal year ended September 27, 1998. Mr. Alarcon, Jr.'s uncle is currently employed by us as an operations manager and his salary is $76,200.

                          DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of the material provisions of our capital stock as set forth in our third amended and restated certificate of incorporation. This summary does not purport to be complete. For a more detailed description, see our third amended and restated certificate of incorporation and by-laws, copies of which we have filed as exhibits to the registration statement, and the applicable provisions of Delaware law.

     Our third amended and restated certificate of incorporation provides for authorized capital stock of 100,000,000 shares of Class A Common Stock, par value $0.0001 per share, 50,000,000 shares of Class B Common Stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. All of the shares of Class A Common Stock being issued pursuant to this offering will be fully paid and non-assessable.


     We currently have outstanding 229,477 shares of preferred stock, par value $.01 per share, all of which will be redeemed with the proceeds from this offering.


CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     General. The holders of Class A Common Stock and Class B Common Stock have identical rights except with respect to voting, conversion and transfer.

     Voting Rights. Holders of our Class A Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of Class B Common Stock are entitled to ten votes per share. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in our second amended and restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our second amended and restated certificate of incorporation must be approved by a majority of the votes entitled to be cast by all holders of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class. However, amendments to our second amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the Class A Common Stock, voting as a separate class. Any amendment to our second amended and restated certificate of incorporation to increase the authorized shares of any class requires the approval only of a majority of the votes entitled to be cast by all holders of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to the rights set forth in any series of preferred stock created as described below.

     Dividends. Holders of our Class A Common Stock and Class B Common Stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows: (1) shares of Class A Common Stock may be paid only to holders of Class A Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A Common Stock and Class B Common Stock.

     We may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

     Other Provisions. The holders of each class of common stock will share equally on a per share basis, upon liquidation or dissolution all of the assets available for distribution to common stockholders. The holders of common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to these shares.

     Merger or Consolidation. In the event of a merger or consolidation, the holders of Class A Common Stock and Class B Common Stock will be entitled to receive the same per share consideration, if any, except that if the consideration includes voting securities (or the right to acquire voting securities or securities exchangeable for, or convertible into, voting securities), we may (but are not required to) provide for the holders of Class B Common Stock to receive consideration entitling them to ten times the number of votes per share as the consideration being received by holders of the common stock.

     Conversion of Class B Common Stock. Our Class B Common Stock will be convertible into Class A Common Stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee. In general, permitted transferees will include us, Messrs. Alarcon, Sr., Alarcon, Jr. and Grimalt, and any of their family members, estates, heirs, guardians, trusts, accounts and controlled entities.

     Blank-check Preferred Stock. Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board of directors may fix the number of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

     The specific matters that our board of directors may determine include the following:

     - the designation of each series;

     - the number of shares of each series;

     - the rate of any dividends;

     - whether any dividends shall be cumulative or non-cumulative;

     - the terms of any redemption;

     - the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of our company;

     - rights and terms of any conversion or exchange;

     - restrictions on the issuance of shares of the same series or any other series; and

     - any voting rights.

     Although no shares of preferred stock will be outstanding at the time of this offering (other than our 14 1/4% preferred stock which will be redeemed with the proceeds from this offering) and although we have no current plans to issue additional preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block the transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgement as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

LIMITATION ON LIABILITY OF DIRECTORS


     Our third amended and restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), that our directors will not be personally liable to us or our stockholders for any monetary damages for breach of fiduciary duty as a director. This limitation does not apply to actions by a director that do not meet the standards of conduct which make it permissible under the Delaware General Corporation Law for the Company to indemnify such director.



     The inclusion of this provision in our third amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though those actions, if successful, might otherwise have benefitted our company and our stockholders.


SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are a Delaware corporation and subject to Section 203 of the DGCL. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time a stockholder became an interested stockholder unless, as described below, certain conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. The prohibitions in Section 203 of the DGCL do not apply if the following occur:

     - prior to the time the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon the closing of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of our company outstanding at the time the transaction commenced; and

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Under Section 203 of the DGCL, a "business combination" includes the following:

     - any merger or consolidation of our company with the interested stockholder;

     - any sale, lease, exchange or other disposition, except proportionately as a stockholder of our company, to or with the interested stockholder, of assets of our company having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of our company or the aggregate market value of all the outstanding stock of our company;

     - transactions resulting in the issuance or transfer by our company of our stock to the interested stockholder;

     - transactions involving our company which have the effect of increasing the proportionate share of the stock of any class or series of our company which is owned by the interested stockholder; and

     - transactions in which the interested stockholder received financial benefits provided by us.

     Under Section 203 of the DGCL, an "interested stockholder" generally is one of the following:

     - any person that owns 15% or more of the outstanding voting stock of our company;

     - any person that is an affiliate or associate of our company and was the owner of 15% or more of the outstanding voting stock of our company at any time within the three-year period prior to the date on which it is sought to be determined whether that person is an interested stockholder; and

     - the affiliates or associates of that person.

     Because Mr. Alarcon, Jr. will own more than 15% of our voting stock both prior to and after the completion of this offering, Section 203 of the DGCL by its terms is currently not applicable to business combinations with Mr. Alarcon, Jr. even though Mr. Alarcon, Jr. owns 15% or more of our outstanding stock. However, if any other person acquires 15% or more of our outstanding stock following this offering, that person will be subject to the provisions of
Section 203 of the DGCL.

LISTING


     Our shares of Class A Common Stock have been approved for quotation on The Nasdaq National Market under the symbol "SBSA," subject to official notice of issuance.


TRANSFER AGENT

     Our transfer agent and registrar for our common stock is First Union National Bank.

REGISTRATION RIGHTS

     1994 Warrants. We are a party to a Common Stock Registration Rights and Stockholders Agreement dated June 29, 1994 pursuant to which holders of at least 25% of the shares of Class B Common Stock issued upon the exercise of the 1994 warrants are entitled to require SBS to effect up to two registrations of their shares under the Securities Act. Upon receiving a demand for registration, we are required to prepare, file and cause to be effective within 180 days of the demand, a registration statement in respect of all of these shares of Class B Common Stock, provided that, in lieu of filing the registration statement, we may make an offer to repurchase all of these shares of Class B Common Stock at a price per share equal to the fair market value per share of common stock, without any discount for lack of liquidity, the amount of common stock proposed to be sold or the fact the shares of common stock may represent a minority interest in a private company. The fair market value of these shares is to be determined by a nationally recognized investment banking firm selected by SBS.

     1997 Warrants. We are also a party to a Common Stock Registration Rights and Stockholders Agreement dated March 15, 1997, pursuant to which holders of at least 25% of the shares of Class B Common Stock issued upon the exercise of the 1997 warrants are entitled to require SBS to effect up to two registrations of their shares under the Securities Act. Upon receiving a demand for registration, we are required to prepare, file and cause to be effective within 180 days of the demand, a registration statement in respect of all of these shares of Class B Common Stock, provided that, in lieu of filing the registration statement we may make an offer to repurchase all these shares at a price per share equal to the fair market value per share of Class B Common Stock, without any discount for lack of liquidity, the amount of Class B Common Stock proposed to be sold or the fact that the shares of Class B Common Stock may represent a minority interest in a private company. The fair market value of these shares is to be determined by a nationally recognized investment banking firm selected by SBS.

     Holders of shares of Class B Common Stock issued upon the exercise of the 1994 and the 1997 warrants also have the right to include the shares in any registration statement under the Securities Act filed by us for our own account or for the account of any of our securityholders for sale on the same terms and conditions. This right does not apply to a registration statement on Form S-4 or S-8, a registration statement filed in connection with an offer of securities solely to existing securityholders, or a demand registration by other securityholders who have demand rights. If the holders exercise their right to be included in a registration statement, the number of shares requested to be included is subject to reduction to the extent that SBS is advised by the managing underwriter that the total number of shares proposed to be included would materially and adversely affect the success of the offering. Holders of 2,230,200 shares have elected to exercise their piggy-back registration rights and participate in the offering.

TAKE-ALONG RIGHTS

     Pursuant to each of the Common Stock Registration Rights and Stockholders Agreements described in the section above, the holders of the shares of Class B Common Stock issued upon exercise of either the 1994 warrants or 1997 warrants have certain "take-along" rights. These take-along rights require Messrs. Alarcon, Sr., Alarcon, Jr. and Grimalt and certain of their transferees to offer the holders of shares issued upon exercise of either the 1994 or 1997 warrants to participate on a pro rata basis in any transfer made by Messrs. Alarcon, Sr., Alarcon, Jr., Grimalt and certain of their transferees if such transfer is (1) of shares consisting of more than 15% of the shares of Class B Common Stock collectively owned by Messrs. Alarcon, Sr., Alarcon, Jr., Grimalt and certain of their transferees, (2) not being made as part of a bona fide public distribution pursuant to an effective registration statement under the Securities Act of 1933, and (3) not a transfer among Messrs. Alarcon, Sr., Alarcon, Jr., Grimalt and certain of their transferees.

ALIEN OWNERSHIP


     Our third amended and restated certificate of incorporation restricts the ownership and voting of our capital stock, including our Class A Common Stock and Class B Common Stock, in accordance with the Communications Act and the rules of the FCC to prohibit direct ownership of more than 25% of our outstanding capital stock (or beneficial ownership of more than 25% of our capital stock through others) by or for the account of aliens, foreign governments, or non-U.S. corporations or corporations otherwise subject to control by those persons or entities. Our third amended and restated certificate of incorporation also prohibits any transfer of our capital stock which would cause SBS to violate this prohibition. In addition, our third amended and restated certificate of incorporation authorizes our board of directors to adopt other provisions that it deems necessary to enforce these prohibitions. See "Business -- FCC Licenses -- Ownership Matters."

                          DESCRIPTION OF INDEBTEDNESS


     Concurrently with this offering of our Class A Common Stock, we are
offering approximately $235.0 million aggregate principal amount of      %
senior subordinated notes due 2009 by means of a separate prospectus. Upon completion of this offering and the senior subordinated notes offering, we intend to enter into the senior credit facilities described below. The documentation relating to the facilities has not been completed. Accordingly, the description below is a preliminary description of the principal terms of the senior credit facilities and is subject to, and qualified in its entirety by reference to, the definitive documentation. Our senior subordinated notes offering is conditioned upon the completion of this offering.


SENIOR CREDIT FACILITIES


     We have entered into a commitment letter for the arrangement of financing in an amount of up to $200 million with Lehman Commercial Paper Inc., as administrative agent and Lehman Brothers Inc., as sole lead arranger and book running manager. This financing is expected to consist of senior credit facilities including: (1) a $50.0 million six-year revolving credit facility, maturing in 2005 and (2) a $150.0 million six-year delayed draw (15-months to draw) senior term loan facility, maturing in 2005. The senior credit facilities are conditioned upon, among other things, (1) the execution of definitive documentation on or before November 12, 1999 in form and substance satisfactory to the senior lenders, (2) the completion of this offering and the senior subordinated notes offering and (3) the redemption of our preferred stock. The senior credit facilities will be available to finance working capital, issue letters of credit, make permitted acquisitions and for other general corporate purposes. The senior credit facilities will contain customary covenants which, among other things will require us to maintain specified financial ratios such as debt to EBITDA, senior debt to EBITDA, minimum interest coverage, minimum fixed interest coverage and limits on capital expenditures. Subject to certain exceptions, we will be required to repay some or all of the amount outstanding under the senior credit facilities upon our issuance of debt or equity, asset sales and certain excess cash flow. The senior credit facilities will be (1) guaranteed by our subsidiaries (other than our foreign subsidiaries created or acquired after the date of the indenture governing the senior subordinated notes); (2) secured by all of our assets and all material assets of each guarantor (except to the extent prohibited by law, broadcast licenses); (3) secured by the stock of our domestic subsidiaries, including the stock of our broadcasting license subsidiaries; and (4) secured by the stock of our domestic subsidiaries, including the stock of our broadcasting license subsidiaries. In connection with the senior credit facilities, we intend to transfer our FCC broadcasting licenses to single-purpose subsidiaries which will be wholly-owned by our direct subsidiaries. The stock of these single-purpose subsidiaries will, to the extent permitted under applicable law, and in accordance with items (3) and (4) of the preceding sentence, secure our obligations under the senior credit facilities, but not under the notes.


__% SENIOR SUBORDINATED NOTES DUE 2009

     The following summary of our   % senior subordinated notes due 2009 does
not purport to be complete and is subject to the terms of the indenture governing the senior subordinated notes.


     The senior subordinated notes offering is conditioned upon the completion of this offering. See "Summary -- Concurrent Senior Subordinated Notes Offering and Financing Plan." The senior subordinated notes will be governed by an indenture to be entered into by us, the guarantors named in the indenture, which are certain of our subsidiaries, and The Bank of New York as trustee.

     The senior subordinated notes will bear cash interest at a rate of   % per
annum on their principal amount of maturity. The senior subordinated notes will be general unsecured obligations, ranking pari passu in right of payment to all of our subordinated debt, but subordinated in right of payment to all of our existing and future senior debt, including the senior credit facilities. The senior subordinated notes will be unconditionally guaranteed, on a senior basis, as to the payment of principal, premium, if any, and interest, jointly and severally, by certain of our subsidiaries.

     The senior subordinated notes are redeemable as follows: (1) before
                2002, we may, subject to certain conditions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the senior
subordinated notes at a redemption price of   % of the principal amount of the
senior subordinated notes, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of an offering of our common equity,
and (2) after              , 2004, we may redeem all or a part of the senior
subordinated notes at the redemption prices specified in the indenture, expressed as percentages of principal amount plus accrued and unpaid interest, if any, on the senior subordinated notes to the applicable redemption date, if redeemed during the twelve-month period.

     In the event of a change of control, as defined in the indenture, we were required to make an offer to purchase all of the outstanding senior subordinated notes at a purchase price equal to 101% of the principal amount of the senior subordinated notes, plus accrued and unpaid interest.

     The indenture governing the senior subordinated notes restricts, among other things, our incurrence of additional indebtedness, the payment of dividends and distributions, the creation of liens, asset sales, sale and leaseback transactions, transactions with affiliates, sales of capital stock of our subsidiaries and mergers and consolidations.

12 1/2% NOTES

     The following summary of our 12 1/2% notes does not purport to be complete and is subject to the terms of the indenture governing the 12 1/2% notes. On September 30, 1999, we commenced (i) a tender offer to repurchase all of our 12 1/2% notes and (ii) a consent solicitation to approve the amendment of the indenture governing the 12 1/2% notes so as to amend most of the financial covenants contained in that indenture. We cannot assure you that any or all of the 12 1/2% notes will be tendered and the requisite consents will be achieved.


     In June 1994, we issued approximately $107.1 million of 12 1/2% notes due 2002 ($93.9 million of which are outstanding as of June 27, 1999), under the Indenture dated as of June 29, 1994 among SBS, the guarantors named in the indenture, which were the subsidiaries of SBS, and The Bank of New York, as successor to IBJ Whitehall Bank & Trust Company (formerly known as IBJ Schroder Bank and Trust Company), as trustee. The 12 1/2% notes bear cash interest at a rate of 12 1/2% per annum on their principal amount until maturity. The 12 1/2% notes are senior unsecured obligations of SBS. The 12 1/2% notes rank senior to all future subordinated indebtedness of SBS. The 12 1/2% notes are unconditionally guaranteed, on a senior basis, as to the payment of principal, premium, if any, and interest, jointly and severally, by all of the active direct and indirect subsidiaries of SBS. The 12 1/2% notes are not redeemable. There are no mandatory redemption requirements with respect to the 12 1/2% notes.


     In the event of a change of control of SBS, as defined in the indenture governing the 12 1/2% notes, we are required to make an offer to purchase all of the outstanding 12 1/2% notes at a purchase price equal to 101% of the principal amount of the 12 1/2% notes, plus accrued and unpaid interest. The 12 1/2% notes indenture restricts, among other things, the incurrence of additional indebtedness, the payment of dividends and distributions, the creation of liens, the issuance of stock of subsidiaries, transactions with affiliates, the making of certain investments, asset sales, merger or consolidation of SBS and its subsidiaries or the transfer of their assets, subject to certain exceptions.

11% NOTES

     The following summary of the 11% notes does not purport to be complete and is subject to the terms of the indenture governing the 11% notes. On September 30, 1999, we commenced (i) a tender offer to repurchase all of our 11% notes and
(ii) a consent solicitation to approve the amendment of the indenture governing the 11% notes so as to amend most of the financial covenants contained in that indenture. We cannot assure you that any or all of the 11% notes will be tendered and the requisite consents will be achieved.


     In March 1997, we issued $75.0 million of 11% notes due 2004 under the Indenture dated as of March 15, 1997 among SBS, the guarantors named in the indenture, which were the subsidiaries of SBS, and The Bank of New York, as successor to IBJ Whitehall Bank & Trust Company (formerly known as IBJ Schroder Bank and Trust Company), as trustee. The 11% notes bear cash interest at a rate of 11% per annum on their principal amount until maturity. The 11% notes are senior unsecured obligations of SBS. The 11% notes rank senior to all future subordinated indebtedness of SBS. The 11% notes are unconditionally guaranteed, on a senior basis, as to the payment of principal, premium, if any, and interest, jointly and severally, by all of the active direct and indirect subsidiaries of SBS. The 11% notes are redeemable at our option as follows: (1) any time on or after March 15, 2001 we may redeem the 11% notes at 105.50% of their principal amount; (2) from and after March 15, 2002 we may redeem the 11% notes at 102.75% of their principal amount; and (3) from and after March 15, 2003 we may redeem the 11% notes at 100% of their principal amount plus, in each case, accrued and unpaid interest. There are no mandatory redemption requirements with respect to the 11% notes.


     In the event of a change of control, as defined in the indenture governing the 11% notes, we are required to make an offer to purchase all of the outstanding 11% notes at a purchase price equal to 101% of the principal amount of the 11% notes, plus accrued and unpaid interest. The 11% notes indenture restricts, among other things, the incurrence of additional indebtedness, the payment of dividends and distributions, the creation of liens, the issuance of stock of subsidiaries, transactions with affiliates, the making of certain investments, asset sales, merger or consolidation of SBS and its subsidiaries or the transfer of their assets, subject to certain exceptions.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our Class A Common Stock in the public market following the offering could adversely affect the market price of the Class A Common Stock and could impair our ability to raise capital.

     Upon completion of this offering, we will have outstanding 22,355,200 shares of Class A Common Stock (assuming no exercise of the Underwriters' over-allotment option) and 34,593,350 shares of Class B Common Stock. The 22,355,200 shares of Class A Common Stock sold in this offering will be freely tradable in the public market, unless the shares are held by "affiliates" as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. The 34,593,350 shares of Class B Common Stock are "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or upon the expiration of certain holding periods under Rule 144, subject to the volume, manner of sale and other limitations of Rule 144.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period beginning 90 days after the date of the completion of the offering, a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock (approximately 569,486 shares immediately after the offering) or (b) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell all those shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements. To the extent that shares are acquired from one of our affiliates in a privately negotiated transaction, the holding period under Rule 144 of the person acquiring the shares being sold by our affiliate commences on the date of transfer from the affiliate.


     Messrs. Pablo Raul Alarcon, Sr., Raul Alarcon, Jr., Jose Grimalt and Joseph
A. Garcia who hold an aggregate of 27,758,400 shares of Class B Common Stock have agreed not to offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of common stock during the 180-day period following the date of the prospectus without the prior written consent of Lehman Brothers Inc. As a result of these restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 of 144(k), shares subject to these "lock-up" agreements will not be salable until the agreement expires.


     Following the offering, holders of 6,884,950 shares of our outstanding Class B Common Stock will have demand and piggyback registration rights with respect to their shares of Class B Common Stock to require us to register their shares of Class B Common Stock under the Securities Act, and rights to participate in any future registration of securities by us. If those holders, by exercising their registration rights, cause a large number of shares of Class B Common Stock to be registered and sold in the public market, these shares could have an adverse effect on the market price for the Class A Common Stock. See "Description of Capital Stock -- Registration Rights."

     We intend to file a registration statement covering the sale of 3,550,000 shares of Class A Common Stock reserved for issuance under the 1999 Stock Plan, the Non-Employee Director Stock Option Plan, and the grant of options to Arnold Scheiffer. See "Management -- Stock

Plans." Such registration statement is expected to be filed as soon as practicable after the date of this prospectus and will automatically become effective upon the filing. Accordingly, shares registered under such registration statement will be available for sale in the public market unless such shares are subject to vesting restrictions and subject to limitations on resale by "affiliates" pursuant to Rule 144. It is anticipated that approximately 430,000 shares of Class A Common Stock issuable upon exercise of currently outstanding options will become eligible for sale in the public market without restrictions 180 days after the date of this prospectus upon expiration of the lock-up agreements, pursuant to registration under such registration statement and subject to volume limitations and other restrictions under Rule 144.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL


     The following discussion summarizes the material U.S. federal income tax considerations generally applicable to purchasers of Class A Common Stock. The U.S. federal income tax considerations described below are based upon (1) currently existing provisions of the Internal Revenue Code of 1986 (the "Code"),
(2) applicable permanent, temporary and proposed Treasury regulations, (3) judicial authority, and (4) current administrative rulings and pronouncements of the Internal Revenue Service ("IRS"). There can be no assurance that the IRS will not take a contrary view to, and no ruling from the IRS has been, or will be, sought on the issues discussed herein. Legislative, judicial or administrative changes or interpretations may be adopted that could alter or modify the statements and conclusions described in this section of this prospectus. Any of those changes or interpretations may or may not be retroactive and could affect the tax consequences discussed below.


     This summary is not a complete analysis or description of all potential U.S. federal income tax considerations that may be relevant to, or of the actual tax effect that any of the matters described in this section will have on particular purchasers. This summary does not address foreign, state, local or other tax consequences and it does not address the concerns of special classes of taxpayers (such as S corporations, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, broker-dealers and tax-exempt organizations) who are subject to special treatment under the U.S. federal income tax laws or persons whose functional currency (within the meaning of Section 985 of the Code) is not the U.S. dollar. Furthermore, estate and gift tax consequences are not discussed in this section of the prospectus. No opinion of legal counsel will be requested with respect to any of the matters discussed in this section of the prospectus. Our discussion assumes that Class A Common Stock will be held as a capital asset within the meaning of section 1221 of the Code.


     As used in this summary, the term "U.S. Holder" means (1) a citizen or resident of the United States for U.S. federal income tax purposes, (2) a corporation or partnership (or other entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions (including the District of Columbia), (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust if (a) a U.S. court can exercise primary supervision over the administration of such trust and (b) one or more U.S. fiduciaries has the authority to control all of the substantial decisions of such trust (a "U.S. Holder"). As used in this summary, the term "Non-U.S. Holder" means a beneficial holder of common stock that is not a U.S. Holder.


     Because individual circumstances may differ, each prospective purchaser of the Class A Common Stock is strongly urged to consult his or her own tax advisor with respect to his or her particular tax situation and as to any U.S. federal, foreign, state, local or other tax considerations (including any possible changes in tax law) affecting the purchase, holding and disposition of the Class A Common Stock.

U.S. HOLDERS OF CLASS A COMMON STOCK

     This section describes certain U.S. federal income tax considerations applicable to U.S. Holders. Non-U.S. Holders should see the discussion below under the heading "Non-U.S. Holders of Common Stock" for a discussion of certain tax considerations applicable to them.

     Dividends. Dividends paid on the Class A Common Stock will be taxable to you as ordinary income, to the extent paid out of our current or accumulated earnings and profits. Dividend distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of your basis in the Class A Common Stock and then as gain from the sale or exchange of Class A Common Stock. Subject to restrictions, if you are a corporate holder, dividends received by you generally will be eligible for a deduction equal to 70% of the dividends received. In addition, special rules may apply upon the receipt of any "extraordinary dividends" with respect to the Class A Common Stock.

     Sale or Exchange of Class A Common Stock. If you sell or otherwise dispose of your common stock in a taxable transaction, you will recognize capital gain or loss equal to the difference between the cash and the fair market value of any property received in such sale or exchange and your tax basis in the Class A Common Stock. Your gain or loss will be long term gain or loss if your stock was has been held more than one year.

     Redemption of Class A Common Stock. A redemption by us of some or all of your Class A Common Stock will be treated as a dividend taxable to you as ordinary income to the extent of our current and accumulated earnings and profits, unless the redemption meets specified requirements under section 302(b) of the Code. If the requirements under section 302(b) of the Code are satisfied, the redemption will be treated as an exchange giving rise to capital gain or loss as described above, except to the extent of declared but unpaid dividends. You are advised to consult your tax advisors as to the application of section 302(b) of the Code to your particular circumstances.

     Backup Withholding. Under section 3406 of the Code and applicable Treasury regulations, a noncorporate holder of the Class A Common Stock may be subject to backup withholding at the rate of 31% with respect to "reportable payments," which include dividends paid on, or, in certain cases, the proceeds of a sale, exchange or redemption of, the Class A Common Stock. The payor will be required to deduct and withhold the prescribed amounts if (1) the payee fails to furnish a taxpayer identification number to the payor in the manner required, (2) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect, (3) there has been a "notified payee underreporting" described in section 3406(c) of the Code, or (4) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under section 3406(a)(1)(C) of the Code. Amounts paid as backup withholding do not constitute an additional tax and will be refunded (or credited against the holder's U.S. federal income tax liability, if any), so long as the required information is provided to the IRS. We will report to you and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the Class A Common Stock.

NON-U.S. HOLDERS OF CLASS A COMMON STOCK

     The following information describes certain U.S. federal income tax considerations applicable to "Non-U.S. Holders." This section does not cover the U.S. federal tax rules that apply to Non-U.S. Holders whose income or gain from the Class A Common Stock is effectively connected with the conduct of a U.S. trade or business, as defined by applicable U.S. tax rules.

     Sale or other Disposition of the Class A Common Stock. You will generally not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange, redemption, retirement, or other disposition of the Class A Common Stock. You may, however, be subject to tax on such gain if: (1) you are a nonresident alien individual who was present in the United States for 183 days or more in the taxable year of the disposition; (2) you are an individual who is a former citizen or resident of the United States subject to certain U.S. tax rules relevant to that status, (3) the common stock constitutes U.S. real property interests by reason of our status as a "U.S. real property holding company" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or your holding period for the common stock. We do not believe that we are or we will become a "U.S. real property holding company" for U.S. federal income tax purposes.

     Dividends on Class A Common Stock. Dividends paid that are not effectively connected with the conduct by you of a trade or business within the United States will be subject to U.S. federal income tax, which generally will be withheld at a rate of 30% of the gross amount of the dividends, unless the rate is reduced by an applicable income tax treaty. Under the currently applicable Treasury regulations, dividends paid to an address in a country other than the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and for purposes of determining the applicability of a tax treaty rate. However, under new Treasury regulations, effective for payments made after December 31, 2000, if you wish to claim the benefit of an applicable treaty rate, you will be required to satisfy certain certification and other requirements.


     Backup Withholding and Information Reporting. If you receive payments in respect of common stock directly from us or through the U.S. office of a custodian, nominee, agent or broker, there is a possibility that you will be subject to both backup withholding at a rate of 31% and information reporting. Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.


     New Treasury Regulations. New Treasury regulations relating to withholding tax or income paid to non-U.S. persons will generally be effective for payments made after December 31, 2000. The new Treasury regulations modify the way in which you establish your status as a non-U.S. "beneficial owner" eligible for withholding exemptions including a reduced treaty rate or an exemption from backup withholding. You may be required to provide certifications that comply with the provisions of the new Treasury regulations, where required, not later than December 31, 2000, if you remain as a holder of the common stock on such date. If you are a Non-U.S. Holder claiming benefit under an income tax treaty you should be aware that you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty's limitations on benefits article in order to comply with the new Treasury regulations' certification requirements. The new Treasury regulations are complex and this summary does not completely describe them. Please consult your tax advisor to determine how the new Treasury regulations will affect your particular circumstances.

     This summary is included in this section of the prospectus for general information only and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of common stock in light of his or her particular circumstances and income tax situation. Prospective investors are urged to consult their own tax advisors as to any tax consequences to them from the purchase, ownership, and disposition of Class A Common Stock, including the application and effect of state, local, foreign, and other tax laws.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, the underwriters of the offering named below (the "Underwriters"), for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. are acting as representatives (the "Representatives"), have severally agreed to purchase, and we and the selling stockholders have agreed to sell to the Underwriters, the number of shares of Class A Common Stock set forth opposite the name of each underwriter.

                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  ----------
  Lehman Brothers Inc.......................................
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................
  CIBC World Markets Corp. .................................
                                                              ----------
  Total.....................................................  22,355,200
                                                              ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in the offering are subject to approval of legal matters by counsel as well as to other conditions. The Underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The Underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $        per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $        per share on
sales to certain other dealers. If all of the shares are not sold at the initial offering price, the Representatives may change the public offering price and the other selling terms.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                                                                  TOTAL
                                                                     --------------------------------
                                                                        WITHOUT             WITH
                                                        PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                        ---------    --------------    --------------
Underwriting discounts and commissions paid by us.....

Underwriting discounts and commissions paid by the
  Selling Stockholders................................

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

     We have granted to the Underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,353,280 additional shares of our Class A Common Stock at the public offering price less the underwriting discount. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent this option is exercised, each Underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

     We, Pablo Raul Alarcon, Sr., Raul Alarcon, Jr., Jose Grimalt, Joseph A. Garcia and certain of our option holders have agreed not to do any of the following, whether any transaction described in clause (1), (2) or (3) below is to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc., on behalf of the Underwriters, for a period of 180 days after the date of this prospectus:


          (1) offer, sell, pledge, or otherwise dispose of, or enter into any transactions or device which is designed or could be expected to, result in the disposition by any person at any time in the future of, any shares of Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock or substantially similar securities, other than any of the following:


        - the Class A Common Stock sold under this prospectus; and

        - shares of Class A Common Stock we issue pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights;

          (2) sell or grant options, rights or warrants with respect to any shares of our Class A Common Stock or securities convertible into or exchangeable for our Class A Common Stock or substantially similar securities, other than the grant of options pursuant to option plans existing on the date of this prospectus; and


          (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks or ownership of shares of Class A Common Stock or securities convertible into or exchangeable for our Class A Common Stock.


     Prior to the offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated between the Representatives and us. In determining the initial public offering price of the Class A Common Stock, the Representatives will consider, among other things and in addition to prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earnings prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.


     Our shares of Class A Common Stock have been approved for quotation on The Nasdaq National Market under the symbol "SBSA," subject to official notice of issuance.


     Any offer of the shares of Class A Common Stock in Canada will be made only pursuant to an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement (where such an exemption is not available, offers shall be made only by a registered dealer) in the relevant Canadian jurisdiction where any such offer is made.

     In connection with the offering, the Representatives may purchase and sell shares of our Class A Common Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Class A Common Stock in excess of the number of shares to be purchased by the Underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of our Class A Common Stock made for the purpose of preventing or retarding a decline in the market price of our Class A Common Stock while the offering is in progress.

     The Underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     The Representatives also may impose a penalty bid. Penalty bids permit the Representatives to reclaim a selling concession from an Underwriter when the Representatives, in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that Underwriter.

     Any of these activities may cause the price of our Class A Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be affected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     Purchasers of the shares of Class A Common Stock offered in this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover of this prospectus.

     At our request, the Underwriters have reserved for sale, at the initial public offering price, up to 1,117,760 shares of Class A Common Stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing Class A Common Stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares. We have agreed to indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with such sales.


     We and the selling stockholders have agreed to indemnify the Underwriters against liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.



     Upon completion of this offering, we intend to appoint Mr. Roman Martinez IV, a managing director of Lehman Brothers Inc., to our board of directors. As compensation for his services, Mr. Martinez will receive options to purchase shares of Class A Common Stock pursuant to our Non-Employee Director Stock Option Plan. See "Executive Compensation -- Stock Plans -- Non-Employee Director Stock Option Plan." Lehman Brothers Inc. has been engaged by us to act as lead manager of our concurrent offering of senior subordinated notes due 2009, to act as dealer-manager in connection with the tender offers and consent solicitations for our 11% and 12 1/2% notes and to provide other financial advisory services. In addition, Lehman Brothers Inc. will act as sole lead arranger and book running manager and an affiliate of Lehman Brothers Inc., Lehman Commercial Paper Inc., will act as administrative agent of the senior credit facilities. Lehman Brothers Inc. and Lehman Commercial Paper Inc. will receive customary fees for their services in connection with the senior subordinated notes offering and the senior credit facilities.


     CIBC World Markets Corp. will act as an underwriter in connection with our senior subordinated notes offering for which it will receive customary fees. Each of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. has from time to time provided, and in the future may provide, certain investment banking services to us and our affiliates, for which they have received, and in the future would receive, customary fees.

                                 LEGAL MATTERS


     The validity of the Class A Common Stock being offered by this prospectus and legal matters regarding FCC issues will be passed upon for us by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York. Rogers & Wells LLP, New York, New York will pass upon the validity of the Class A Common Stock being offered by this prospectus for the underwriters. Jason L. Shrinsky, one of our nominee-directors, is a partner of Kaye, Scholer, Fierman, Hays & Handler, LLP, which firm has regularly represented us as our legal counsel and will continue to do so. Additionally, Mr. Shrinsky will receive options to purchase shares of our Class A common stock pursuant to our Non-Employee Director Stock Option Plan. See "Executive Compensation -- Stock Plans."


                                    EXPERTS

     The consolidated financial statements and schedule of SBS and its subsidiaries as of September 28, 1997, September 27, 1998 and June 27, 1999, and for each of the fiscal years in the three-year period ended September 27, 1998 and for the nine months ended June 27, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The file number for our SEC filings is 33-82114. You may read and copy any document we file at the following SEC public reference rooms:

Judiciary Plaza              500 West Madison Street       7 World Trade Center
450 Fifth Street, N.W.       14th Floor                    Suite 1300
Room 1024                    Chicago, Illinois 60661       New York, New York 10048
Washington, D.C. 20549

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our Class A Common Stock will be listed on The Nasdaq National Market.

     This prospectus is part of a Form S-1 registration statement we are filing with the SEC. The SEC allows us to incorporate by reference any exhibits referred to in this prospectus.

     We will provide a copy of the exhibits we incorporate by reference, at no cost, to any person who receives this prospectus, including any beneficial owner of our common stock. To request a copy of any or all of these exhibits, you should write or telephone us at the following address and telephone number:

                            Spanish Broadcasting System, Inc.
                            3191 Coral Way
                            Miami, FL 33145
                            Telephone: (305) 441-6901
                            Attention: Joseph A. Garcia

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
SPANISH BROADCASTING SYSTEM, INC. AND SUBSIDIARIES:
Report of KPMG LLP, independent auditors....................   F-2
Consolidated Balance Sheets as of September 28, 1997,
  September 27, 1998 and June 27, 1999......................   F-3
Consolidated Statements of Operations for each of the fiscal years in the three-year period ended September 27, 1998
  and the nine months ended June 28, 1998 (unaudited) and
  June 27, 1999.............................................   F-5
Consolidated Statements of Changes in Stockholders'
  Deficiency for each of the fiscal years in the three-year
  period ended September 27, 1998 and the nine months ended
  June 27, 1999.............................................   F-6
Consolidated Statements of Cash Flows for each of the fiscal years in the three-year period ended September 27, 1998
  and the nine months ended June 28, 1998 (unaudited) and
  June 27, 1999.............................................   F-7
Notes to Consolidated Financial Statements..................   F-9
Financial Statement Schedule -- Valuation and Qualifying
  Accounts..................................................  F-31

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Spanish Broadcasting System, Inc.:

     We have audited the consolidated financial statements of Spanish Broadcasting System, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spanish Broadcasting System, Inc. and subsidiaries as of September 28, 1997, September 27, 1998 and June 27, 1999 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended September 27, 1998 and for the nine months ended June 27, 1999, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP
                                          --------------------------------------

Miami, Florida
September 3, 1999, except as to
  note 11 which is as of September 29, 1999,
  note 15a which is as of September 22, 1999,
  note 15b which is as of September 30, 1999 and note 15c which is as of September 24, 1999.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999

                                                           SEPTEMBER 28,   SEPTEMBER 27,     JUNE 27,
                                                               1997            1998            1999
                                                           -------------   -------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents..............................  $ 12,287,764    $ 37,642,227    $ 20,895,220
  Receivables:
     Trade...............................................    17,226,345      20,777,151      24,462,861
     Barter..............................................     3,290,728       3,582,751       2,058,957
                                                           ------------    ------------    ------------
                                                             20,517,073      24,359,902      26,521,818
  Less allowance for doubtful accounts...................     5,405,095       7,770,060       6,030,687
                                                           ------------    ------------    ------------
          Net receivables................................    15,111,978      16,589,842      20,491,131
  Other current assets...................................     1,409,906       1,822,584       2,675,530
                                                           ------------    ------------    ------------
          Total current assets...........................    28,809,648      56,054,653      44,061,881
Property and equipment, net..............................    18,409,415      14,942,933      14,838,400
Intangible assets, net of accumulated amortization of
  $22,048,929 in 1997, $27,563,051 in 1998 and
  $33,347,195 in 1999....................................   273,631,766     272,261,440     293,656,711
Deferred financing costs, net of accumulated amortization
  of $3,038,202 in 1997, $4,257,074 in 1998 and
  $5,377,349 in 1999.....................................     9,262,314       7,275,980       6,064,968
Due from related party...................................       289,869         289,869         289,869
Deferred income taxes....................................     3,674,287              --              --
Deferred offering costs..................................            --              --         403,334
Other assets.............................................       289,784         209,301         185,666
                                                           ------------    ------------    ------------
                                                           $334,367,083    $351,034,176    $359,500,829
                                                           ============    ============    ============

                                                           SEPTEMBER 28,   SEPTEMBER 27,     JUNE 27,
                                                               1997            1998            1999
                                                           -------------   -------------   ------------
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Current portion of Senior unsecured notes..............  $ 15,000,000    $         --    $         --
  Current portion of other long-term debt................        44,644          47,496       1,049,791
  Accounts payable.......................................     1,367,572       2,612,952       1,195,949
  Accrued expenses.......................................     3,722,777       5,838,808       7,339,362
  Accrued interest.......................................     4,536,627       3,941,088       3,069,431
  Deferred commitment fee................................     1,551,255       2,141,456       2,533,310
  Dividends payable......................................       960,761       1,124,360       9,640,271
                                                           ------------    ------------    ------------
          Total current liabilities......................    27,183,636      15,706,160      24,828,114
12 1/2% Senior unsecured notes due 2002, net of
  unamortized discount of $3,238,037 in 1997, $2,224,535
  in 1998 and $1,779,173 in 1999.........................    88,820,963      91,668,465      92,113,827
11% Senior unsecured notes due 2004......................    75,000,000      75,000,000      75,000,000
Other long-term debt, less current portion...............     4,147,676       4,410,505       4,603,251
Deferred income taxes....................................            --       9,074,596      12,002,078
Redeemable Preferred Stock:
  14 1/4% Series A Senior Exchangeable Preferred Stock,
     $.01 par value. Authorized 1,000,000 shares, issued
     and outstanding 186,706 shares (liquidation value
     $186,706,000) in 1997, 214,260 shares (liquidation
     value $214,260,000) in 1998 and 229,477 shares
     (liquidation value $229,477,000) in 1999............   171,261,919     201,367,927     218,801,691
Stockholders' deficiency
  Class A common stock, $.0001 par value. Authorized
     100,000,000 shares; none issued and outstanding.....            --              --              --
  Class B common stock, $.0001 par value. Authorized
     50,000,000 shares; issued and outstanding 30,333,400
     shares in 1997 and 1998 and 39,448,550 shares in
     1999................................................         3,033           3,033           3,945
  Additional paid-in capital.............................     6,593,506       6,867,334       6,869,241
  Accumulated deficit....................................   (35,119,184)    (50,604,436)    (72,261,910)
                                                           ------------    ------------    ------------
                                                            (28,522,645)    (43,734,069)    (65,388,724)
Less loans receivable from stockholders..................    (3,524,466)     (2,459,408)     (2,459,408)
                                                           ------------    ------------    ------------
          Total stockholders' deficiency.................   (32,047,111)    (46,193,477)    (67,848,132)
Commitments and contingencies (notes 10 and 12)
                                                           ------------    ------------    ------------
                                                           $334,367,083    $351,034,176    $359,500,829
                                                           ============    ============    ============

          See accompanying notes to consolidated financial statements.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           FISCAL YEARS ENDED SEPTEMBER 29, 1996, SEPTEMBER 28, 1997,
SEPTEMBER 27, 1998 AND NINE MONTHS ENDED JUNE 28, 1998 (UNAUDITED) AND JUNE 27,
                                      1999


                                                                                  NINE MONTHS ENDED
                                                 YEAR ENDED                   --------------------------
                                 ------------------------------------------    JUNE 28,       JUNE 27,
                                     1996           1997           1998          1998           1999
                                 ------------   ------------   ------------   -----------   ------------
                                                                              (UNAUDITED)
Gross revenues.................  $ 55,337,720   $ 67,981,407   $ 86,766,158   $62,098,840   $ 80,437,296
Less agency commissions........     6,702,302      7,971,827     10,623,062     7,508,229     10,082,341
                                 ------------   ------------   ------------   -----------   ------------
     Net revenues..............    48,635,418     60,009,580     76,143,096    54,590,611     70,354,955
                                 ------------   ------------   ------------   -----------   ------------
Operating expenses:
  Engineering..................     1,773,027      2,099,116      1,924,744     1,380,656      1,547,904
  Programming..................     5,864,066      7,081,521      8,462,258     5,996,108      7,435,754
  Selling......................    13,864,695     14,980,035     18,574,529    13,108,606     16,055,795
  General and administrative...     6,374,622      6,879,443     10,558,965     7,811,811      6,742,324
  Corporate expenses...........     3,747,714      5,595,403      6,892,705     5,122,297      7,658,456
  Depreciation and
     amortization..............     4,555,978      7,618,921      8,876,876     6,866,961      7,222,573
                                 ------------   ------------   ------------   -----------   ------------
                                   36,180,102     44,254,439     55,290,077    40,286,439     46,662,806
                                 ------------   ------------   ------------   -----------   ------------
     Operating income..........    12,455,316     15,755,141     20,853,019    14,304,172     23,692,149
Other income (expense):
  Interest expense, net........   (16,533,278)   (22,201,114)   (20,860,210)  (16,002,451)   (15,735,550)
  Other, net...................    (1,574,320)      (790,548)      (213,239)           --       (485,018)
  Gain on sale of AM
     stations..................            --             --     36,241,947    36,246,947             --
                                 ------------   ------------   ------------   -----------   ------------
     Income (loss) before
       income taxes and
       extraordinary item......    (5,652,282)    (7,236,521)    36,021,517    34,548,668      7,471,581
Income tax expense (benefit)...    (1,165,800)    (2,714,411)    15,624,032    13,819,467      3,177,482
                                 ------------   ------------   ------------   -----------   ------------
Income (loss) before
  extraordinary item...........    (4,486,482)    (4,522,110)    20,397,485    20,729,201      4,294,099
Extraordinary item-loss on
  extinguishment of debt, net
  of income taxes of $1,097,836
  in 1997, $1,075,149 in
  1998.........................            --     (1,646,753)    (1,612,723)   (1,612,723)            --
                                 ------------   ------------   ------------   -----------   ------------
     Net income (loss).........  $ (4,486,482)  $ (6,168,863)  $ 18,784,762   $19,116,478   $  4,294,099
                                 ============   ============   ============   ===========   ============
Net loss applicable to common
  stockholders [note 2(o)].....  $ (7,480,808)  $(23,212,494)  $(11,484,845)  $(3,274,875)  $(21,657,474)
                                 ============   ============   ============   ===========   ============
Basic and Diluted Loss Per
  Common Share:
  Net loss per common share
     before extraordinary
     item......................  $      (0.25)  $      (0.71)  $      (0.33)  $     (0.06)  $      (0.68)
  Net loss per common share for
     extraordinary item........  $         --   $      (0.06)  $      (0.05)  $     (0.05)  $         --
  Net loss per common share....  $      (0.25)  $      (0.77)  $      (0.38)  $     (0.11)  $      (0.68)
  Weighted average common
     shares outstanding (basic
     and diluted)..............    30,333,400     30,333,400     30,333,400    30,333,400     31,629,918


          See accompanying notes to consolidated financial statements.

                       SPANISH BROADCASTING SYSTEM, INC.

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
           FISCAL YEARS ENDED SEPTEMBER 29, 1996, SEPTEMBER 28, 1997
         AND SEPTEMBER 27, 1998 AND THE NINE MONTHS ENDED JUNE 27, 1999

                                                     CLASS B
                                                  COMMON STOCK                                      LESS: LOANS
                                              ---------------------    ADDITIONAL                    RECEIVABLE        TOTAL
                                                NO. OF       PAR        PAID-IN      ACCUMULATED        FROM       STOCKHOLDERS'
                                                SHARES      VALUE       CAPITAL        DEFICIT      STOCKHOLDERS     DEFICIENCY
                                              ----------   --------   ------------   ------------   ------------   --------------
Balance at September 24, 1995...............  30,333,400   $  3,033   $  5,693,967   $(4,425,882)   $(2,421,272)    $ (1,150,154)
Increase in loans receivable from
  stockholders..............................          --         --             --            --        (52,964)         (52,964)
Costs associated with issuance of Redeemable
  Series A Preferred Stock..................          --         --     (1,718,437)           --             --       (1,718,437)
Issuance of warrants........................          --         --      6,833,507            --             --        6,833,507
Accretion of preferred stock................          --         --             --      (541,416)            --         (541,416)
Preferred stock dividends...................          --         --             --    (2,452,910)            --       (2,452,910)
Net loss....................................          --         --             --    (4,486,482)            --       (4,486,482)
                                              ----------   --------   ------------   ------------   -----------     ------------
Balance at September 29, 1996...............  30,333,400      3,033     10,809,037   (11,906,690)    (2,474,236)      (3,568,856)
Retirement of preferred stock and
  warrants..................................          --         --    (11,887,981)           --             --      (11,887,981)
Issuance of warrants........................          --         --     16,625,000            --             --       16,625,000
Accretion of preferred stock................          --         --             --    (1,659,695)            --       (1,659,695)
Preferred stock dividends...................          --         --             --   (15,383,936)            --      (15,383,936)
Issuance costs for preferred stock..........          --         --     (8,952,550)           --             --       (8,952,550)
Increase in loans receivable from
  stockholders..............................          --         --             --            --     (1,050,230)      (1,050,230)
Net loss....................................          --         --             --    (6,168,863)            --       (6,168,863)
                                              ----------   --------   ------------   ------------   -----------     ------------
Balance at September 28, 1997...............  30,333,400      3,033      6,593,506   (35,119,184)    (3,524,466)     (32,047,111)
Preferred stock dividends...................          --         --             --   (27,717,142)            --      (27,717,142)
Accretion of preferred stock................          --         --             --    (2,552,465)            --       (2,552,465)
Decrease in loans receivable from
  stockholders..............................          --         --             --            --         14,827           14,827
Cash dividends on common stock..............          --         --             --    (3,726,579)     1,050,231       (2,676,348)
Issuance of warrants as dividends...........          --         --        273,828      (273,828)            --               --
Net income..................................          --         --             --    18,784,762             --       18,784,762
                                              ----------   --------   ------------   ------------   -----------     ------------
Balance at September 27, 1998...............  30,333,400      3,033      6,867,334   (50,604,436)    (2,459,408)     (46,193,477)
Preferred stock dividends...................          --         --             --   (23,727,120)            --      (23,727,120)
Accretion of preferred stock................          --         --             --    (2,224,453)            --       (2,224,453)
Exercised warrants for common stock.........   9,115,150        912          1,907            --             --            2,819
Net income..................................          --         --             --     4,294,099             --        4,294,099
                                              ----------   --------   ------------   ------------   -----------     ------------
Balance at June 27, 1999 ...................  39,448,550   $  3,945   $  6,869,241   $(72,261,910)  $(2,459,408)    $(67,848,132)
                                              ==========   ========   ============   ============   ===========     ============

          See accompanying notes to consolidated financial statements.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FISCAL YEARS ENDED SEPTEMBER 29, 1996,
          SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND NINE MONTHS ENDED
                  JUNE 28, 1998 (UNAUDITED) AND JUNE 27, 1999

                                                                                              NINE MONTHS ENDED
                                                           YEAR ENDED                    ---------------------------
                                           -------------------------------------------     JUNE 28,       JUNE 27,
                                               1996           1997            1998           1998           1999
                                           ------------   -------------   ------------   ------------   ------------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)......................  $ (4,486,482)  $  (6,168,863)  $ 18,784,762   $ 19,116,478   $  4,294,099
                                           ------------   -------------   ------------   ------------   ------------
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
    Loss on extinguishment of debt.......            --       2,744,589      2,687,872      2,687,872             --
    Gain on sale of AM stations..........            --              --    (36,241,947)   (36,246,947)            --
    Depreciation and amortization........     4,555,978       7,618,921      8,876,876      6,866,961      7,222,573
    Provision for doubtful accounts......     4,908,699       3,530,259      2,634,509      2,779,443      1,743,705
    Amortization of debt discount........     5,591,004       4,772,539        658,297        477,029        445,362
    Interest satisfied through issuance
       of notes..........................     2,199,121       1,185,722             --             --             --
    Amortization of deferred financing
       costs.............................       984,001       1,390,736      1,555,016      1,013,387      1,211,012
    Write down of fixed assets...........       697,741         487,973             --             --        451,048
    Accretion of interest to principal on
       long-term debt....................            --         161,523        307,200        230,400        230,400
    Deferred income taxes................    (1,357,722)     (4,062,247)    12,748,883     11,245,578      2,927,482
    Changes in operating assets and
       liabilities:
       Increase in receivables...........    (4,538,861)     (7,812,211)    (4,112,373)    (3,493,803)    (5,644,994)
       Increase in other current
         assets..........................      (762,897)       (294,574)      (412,678)      (973,270)      (852,946)
       Decrease (increase) in other
         assets..........................       148,272        (158,490)        80,483         72,724         23,635
       Increase (decrease) in accounts
         payable.........................       310,374        (196,443)     1,245,380        314,751     (1,417,003)
       Increase in accrued expenses......       292,468         368,585      2,116,031      2,119,491      1,500,554
       Increase (decrease) in accrued
         interest........................        52,702       2,142,006       (595,539)    (1,467,195)      (871,656)
       Increase in unearned revenue......       218,381         675,999        590,201        254,610        391,854
                                           ------------   -------------   ------------   ------------   ------------
         Total adjustments...............    13,299,261      12,554,887     (7,861,789)   (14,118,969)     7,361,026
                                           ------------   -------------   ------------   ------------   ------------
         Net cash provided by operating
           activities....................     8,812,779       6,386,024     10,922,973      4,997,509     11,655,125
                                           ------------   -------------   ------------   ------------   ------------
Cash flows from investing activities:
  Proceeds from sale of AM stations, net
    of disposal costs of $838,167........            --              --     43,161,833     43,165,854             --
  Additions to property and equipment....    (3,811,436)     (2,022,344)    (1,644,533)    (1,290,128)    (1,684,292)
  Acquisition of radio licenses..........   (86,383,942)   (142,335,513)    (9,327,713)    (9,327,713)   (26,280,067)
                                           ------------   -------------   ------------   ------------   ------------
         Net cash provided by (used in)
           investing activities..........   (90,195,378)   (144,357,857)    32,189,587     32,548,013    (27,964,359)
                                           ------------   -------------   ------------   ------------   ------------

                                                                                              NINE MONTHS ENDED
                                                           YEAR ENDED                    ---------------------------
                                           -------------------------------------------     JUNE 28,       JUNE 27,
                                               1996           1997            1998           1998           1999
                                           ------------   -------------   ------------   ------------   ------------
                                                                                         (UNAUDITED)
Cash flows from financing activities:
  Dividends on common stock..............  $         --   $          --   $ (2,676,348)  $ (2,676,348)  $         --
  Purchase of Senior unsecured notes.....            --              --    (15,055,055)   (15,000,055)            --
  Retirement of Senior secured notes.....            --     (38,414,562)            --             --             --
  Retirement of Series A preferred
    stock................................            --     (42,699,590)            --             --             --
  Redemption of warrants.................            --      (8,323,000)            --             --             --
  Exercise of warrants...................            --              --             --             --          2,819
  Repayments of debt, including accrued
    interest.............................      (120,691)        (56,143)       (41,521)       (37,654)       (37,258)
  Proceeds from senior notes, net of
    financing costs of $1,605,426 in 1996
    and $5,712,407 in 1997...............    33,394,574      69,287,593             --             --             --
  Proceeds from Redeemable Series A
    Preferred stock and warrants, net of
    issuance cost of $1,718,437 in 1996
    and $8,952,550 in 1997...............    35,781,563     166,047,450             --             --             --
  Decrease in deferred financing costs...        33,999              --             --             --             --
  Increase in deferred offering costs....            --              --             --             --       (403,334)
  Decrease (increase) in loans receivable
    from stockholders....................       (52,964)     (1,050,230)        14,827         14,827             --
  Advances to related party..............        (2,922)             --             --             --             --
                                           ------------   -------------   ------------   ------------   ------------
         Net cash provided by (used in)
           financing activities..........    69,033,559     144,791,518    (17,758,097)   (17,699,230)      (437,773)
                                           ------------   -------------   ------------   ------------   ------------
         Net (decrease) increase in cash
           and cash equivalents..........   (12,349,040)      6,819,685     25,354,463     19,846,292    (16,747,007)
Cash and cash equivalents at beginning of
  period.................................    17,817,119       5,468,079     12,287,764     12,287,764     37,642,227
                                           ------------   -------------   ------------   ------------   ------------
Cash and cash equivalents at end of
  period.................................  $  5,468,079   $  12,287,764   $ 37,642,227   $ 32,134,056   $ 20,895,220
                                           ============   =============   ============   ============   ============
Supplemental cash flow information:
  Interest paid during the period........  $  8,254,402   $  13,175,308   $ 20,561,613   $ 15,913,831   $ 15,861,624
                                           ============   =============   ============   ============   ============
  Income taxes paid during the period....  $    632,990   $     294,262   $  1,787,191   $  1,693,335   $  1,253,915
                                           ============   =============   ============   ============   ============
Noncash investing and financing
  activities:
  Issuance of notes as payment for
    interest.............................  $  2,199,122   $   1,185,722   $         --   $         --   $         --
                                           ============   =============   ============   ============   ============
  Dividends declared on preferred
    stock................................  $  2,452,910   $  15,383,936   $ 27,717,142   $ 20,507,976   $ 23,727,120
                                           ============   =============   ============   ============   ============
  Issuance of preferred stock as payment
    of preferred stock dividends.........  $ (2,452,910)  $ (13,030,211)  $(27,553,543)  $(13,302,857)  $(15,217,047)
                                           ============   =============   ============   ============   ============
  Issuance of warrants as payment of
    dividends............................  $         --   $          --   $    273,828   $    273,828   $         --
                                           ============   =============   ============   ============   ============
  Issuance of note as payment towards
    purchase price of radio station......  $         --   $   3,000,000   $         --   $         --   $  1,000,000
                                           ============   =============   ============   ============   ============
  Repayment of stockholder loan and
    accrued interest through dividend
    withholding..........................  $         --   $          --   $  1,098,368   $  1,098,368   $         --
                                           ============   =============   ============   ============   ============

          See accompanying notes to consolidated financial statements.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED)

(1) ORGANIZATION AND NATURE OF BUSINESS


     Spanish Broadcasting System, Inc., a Delaware corporation and subsidiaries (the "Company") owns and operates thirteen Spanish-language radio stations serving the New York, Puerto Rico, Miami, Chicago, San Antonio and Los Angeles markets through its subsidiaries, SBS of Greater New York, Inc., Spanish Broadcasting System of Florida, Inc., Spanish Broadcasting System of California, Inc., Spanish Broadcasting System of Greater Miami, Inc., Spanish Broadcasting System of San Antonio, Inc., Spanish Broadcasting System of Illinois, Inc. and Spanish Broadcasting System of Puerto Rico, Inc., a Puerto Rico corporation. Additionally, the Company's other subsidiaries include Spanish Broadcasting System, Inc., a New Jersey corporation, Spanish Broadcasting System of Puerto Rico, Inc., a Delaware corporation, SBS Funding, Inc., a Delaware corporation, JuJu Media, Inc., a New York corporation, Alarcon Holdings, Inc. ("Alarcon"), Spanish Broadcasting System Network, Inc. ("SBS Network") and SBS Promotions, Inc. ("SBS Promotions"). Alarcon owns and operates the building where the Company's New York offices are located. SBS Network and SBS Promotions are currently dormant. SBS Network was formerly the Company's exclusive agency representative for national advertising sales. SBS Promotions formerly performed promotional services for the Company's radio stations.


     The domestic broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the Federal Communications Commission ("FCC") for the issuance, renewal, transfer and assignment of broadcasting station operating licenses and limits the number of broadcasting properties the Company may acquire. The Company operates in the domestic radio broadcasting industry which is subject to extensive and changing regulation by the FCC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

  (A) BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


     The Company's subsidiaries (hereinafter referred to in this paragraph collectively as "Subsidiary Guarantors") are fully, unconditionally, and jointly and severally liable for the Company's senior unsecured notes referred to in note 6. The Company has not included separate financial statements of the Subsidiary Guarantors because (i) the Subsidiary Guarantors are wholly owned and constitute substantially all of the Company's direct or indirect subsidiaries, and (ii) the Company is a holding company with no independent assets or operations other than its investments in the Subsidiary Guarantors.


     The Company's fiscal year is the 52-week period which ends on the last Sunday of September and the nine month interim is a 39 week period which ends on the last Sunday of June.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED)

  (B) INTERIM INFORMATION

     The accompanying unaudited condensed consolidated financial statements for the nine months ended June 28, 1998 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and the results of operations for the periods presented and the disclosures herein are adequate to make the information presented not misleading. Operating results for the interim periods presented are not indicative of the results that can be expected for a full year.

  (C) REVENUE RECOGNITION

     Revenues are recognized when advertisements are aired.

  (D) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. The Company depreciates the cost of its property and equipment using the straight-line method over the respective estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining life of the lease or the useful life of the improvements.

  (E) LONG-LIVED ASSETS

     The Company follows the provisions of Statement of Financial Accounting Standards No. 121, (Statement 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See note 5 for impairment losses related to fixed assets.

  (F) INTANGIBLE ASSETS

     Intangible assets represent the portion of the purchase price of station acquisitions allocated to FCC licenses of those stations and are amortized on a straight-line basis over 40 years, based on the industry practice of renewing FCC licenses periodically. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired station. The assessment of the recoverability of the intangible asset will be impacted if estimated future operating cash flows are not achieved.

  (G) DEFERRED FINANCING COSTS

     Deferred financing costs relate to the refinancing of the Company's debt and additional debt financing obtained in connection with Company's acquisition of WXDJ-FM and WRMA-FM in Miami and WLEY-FM in Chicago (see note 6).

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED)

     Deferred financing costs are being amortized using a method which approximates the effective interest method over the respective lives of the related indebtedness.

  (H) BARTER TRANSACTIONS

     Barter transactions represent advertising time exchanged for promotional items, advertising, supplies, equipment and services. Revenues from barter transactions are recognized as income when advertisements are broadcast. Expenses are recognized when goods or services are received or used. The Company records barter transactions at the fair value of goods or services received.

  (I) CASH EQUIVALENTS

     Cash equivalents, consisting primarily of interest-bearing money market accounts and certificates of deposits which have an original maturity date of less than three months, totaled $12.3 million, $37.6 million and $20.9 million at September 28, 1997, September 27, 1998 and June 27, 1999, respectively.

  (J) INCOME TAXES

     The Company files a consolidated Federal income tax return with its subsidiaries. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (K) ADVERTISING COSTS

     The Company incurs various marketing and promotional costs to add and maintain listenership. These costs are charged to expense in the period incurred.

  (L) DEFERRED COMMITMENT FEE

     On December 30, 1996 the Company entered into an agreement with a national advertising agency (the "Agency") whereby the Agency would serve as the Company's exclusive sales representative for all national sales for a seven-year period. Pursuant to this agreement, the Agency agreed to pay a commitment fee of $5.1 million to the Company, of which $1.0 million was paid upon execution of the agreement and $4.1 million is to be remitted on a monthly basis over a three-year period. The commitment fee is recognized on a straight-line basis over the seven-year contractual term of the arrangement as a reduction of Agency commissions. Deferred commitment fee represents the excess of payments received from the Agency over the amount recognized.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED)

  (M) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (N) CONCENTRATION OF RISK

     All of the Company's business is conducted in the New York, Miami, Los Angeles, Chicago, San Antonio and Puerto Rico markets. Net revenue earned from radio stations in these markets as a percentage of total revenue for the fiscal years ended September 29, 1996, September 28, 1997, and September 27, 1998 and nine months ended June 27, 1999 is as follows:

                                                           1996    1997    1998    1999
                                                           ----    ----    ----    ----
New York.................................................   51%     49%     44%     45%
Miami....................................................   17%     22%     28%     25%
Los Angeles..............................................   32%     28%     17%     16%
Chicago..................................................   --       1%     11%     11%
San Antonio..............................................   --      --      --       2%
Puerto Rico..............................................   --      --      --       1%
                                                           ---     ---     ---     ---
                                                           100%    100%    100%    100%
                                                           ===     ===     ===     ===

     The increase in market concentration risk in Miami and Chicago in fiscal 1997 and 1998 results from the acquisitions of WRMA-FM and WXDJ-FM in Miami and WYSY-FM in Chicago as discussed in note 3.

  (O) BASIC AND DILUTED NET LOSS PER COMMON SHARE

     The Company has presented net loss per common share pursuant to SFAS No. 128, Earnings Per Share and the Securities and Exchange Commission Staff Accounting Bulletin No. 98.

     In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98, certain common stock and common stock equivalents issued for nominal consideration prior to the initial filing of a registration statement relating to an initial public offering are treated as outstanding for the entire period. The Company had no nominal issuances during this period.

     Basic net loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding for each period presented. Diluted net loss per common share is computed by giving effect to common stock equivalents as if they were

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED)

outstanding for the entire period. Common stock equivalents were not considered for the years presented since their effect would be antidilutive.

                                  1996           1997           1998         6/28/98       6/27/99
                               -----------   ------------   ------------   -----------   ------------
                                                                           (UNAUDITED)
Income (loss) before
  extraordinary item.........  $(4,486,482)  $ (4,522,110)  $ 20,397,485   $20,729,201   $  4,294,099
Less accretion of preferred
  stock......................      541,416      1,659,695      2,552,465     1,883,377      2,224,453
Less dividends on preferred
  stock......................    2,452,910     15,383,936     27,717,142    20,507,976     23,727,120
                               -----------   ------------   ------------   -----------   ------------
Loss before extraordinary
  item.......................   (7,480,808)   (21,565,741)    (9,872,122)   (1,662,152)   (21,657,474)
Extraordinary item...........           --     (1,646,753)    (1,612,723)   (1,612,723)            --
                               -----------   ------------   ------------   -----------   ------------
Net loss applicable to common
  stockholders...............  $(7,480,808)  $(23,212,494)  $(11,484,845)  $(3,274,875)  $(21,657,474)
                               ===========   ============   ============   ===========   ============
Weighted average common
  shares outstanding (basic
  and diluted)...............   30,333,400     30,333,400     30,333,400    30,333,400     31,629,918
                               ===========   ============   ============   ===========   ============
BASIC AND DILUTED LOSS PER
  COMMON SHARE
Net loss per common share
  before extraordinary
  item.......................  $     (0.25)  $      (0.71)  $      (0.33)  $     (0.06)  $      (0.68)
Net loss per common share for
  extraordinary item.........           --          (0.06)         (0.05)        (0.05)            --
                               -----------   ------------   ------------   -----------   ------------
Net loss per common share....  $     (0.25)  $      (0.77)  $      (0.38)  $     (0.11)  $      (0.68)
                               ===========   ============   ============   ===========   ============

  (p)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value of certain financial instruments. Cash and cash equivalents, receivables, other current assets and due from related party, as well as accounts payable, accrued expenses and other current liabilities, as reflected in the consolidated financial statements, approximate fair value because of the short-term maturity of these instruments. The estimated fair value of the Company's other long-term debt instruments approximate the carrying amount as the interest rates approximates the Company's current borrowing rate for similar debt instruments of comparable maturity.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED)

     The estimated fair value of the Company's unsecured notes and preferred stock is as follows (in millions):

                                                     1997                1998            JUNE 27, 1999
                                               -----------------   -----------------   -----------------
                                               CARRYING    FAIR    CARRYING    FAIR    CARRYING    FAIR
                                                AMOUNT    VALUE     AMOUNT    VALUE     AMOUNT    VALUE
                                               --------   ------   --------   ------   --------   ------
12 1/2% Senior unsecured notes...............   $103.8    $103.8    $ 91.6    $ 91.6    $ 92.1    $102.2
11% Senior unsecured notes...................     75.0      75.0      75.0      75.0      75.0      81.0
14 1/4% Series A senior exchangeable
  preferred stock............................    171.2     171.2     201.3     201.3     218.8     236.9

     The fair value estimates of the unsecured notes and preferred stock were based upon quotes from major financial institutions taking into consideration current rates offered to the Company for debt instruments of the same remaining maturities.

  (Q) REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock is stated at redemption value less the unamortized discount. The discount is accreted into the carrying value of the preferred stock through the date at which the preferred stock is mandatorily redeemable with a charge to accumulated deficit using the effective interest method.

  (R) RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform with the current year presentation.

(3) ACQUISITIONS

     On March 25, 1996, the Company acquired the FCC broadcast license and substantially all of the assets used or useful in the operation of radio station WPAT-FM for $84.6 million, plus financing and closing costs of $1.8 million. The Company assumed operational responsibility of WPAT-FM on January 26, 1996 under an interim agreement, at which time the Company changed the musical format of WPAT-FM to Spanish language adult contemporary. The Company financed the acquisition of WPAT-FM through the issuance of senior notes and preferred stock in March 1996 (see note 6).

     On March 27, 1997, the Company acquired the FCC broadcast licenses and substantially all of the assets used or useful in the operation of WYSY-FM in Chicago for $33.0 million plus financing and closing costs of $0.2 million.

     On March 27, 1997, the Company acquired the FCC broadcast licenses and substantially all of the assets used or useful in the operation of WRMA-FM and WXDJ-FM in Miami for $111.0 million plus financing and closing costs of $1.1 million.

     The Company financed the purchases of WYSY-FM, WRMA-FM and WXDJ-FM with proceeds from a combination of issuances consisting of 175,000 shares of the Company's 14 1/4% Series A Senior Exchangeable Preferred Stock (see note 6) and warrants to purchase 3,745,000

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

shares of the Company's Class B Common Stock (par value $.0001 per share) and $75 million aggregate principal amount of the Company's 11% Senior Notes due 2004 (see note 6), plus a note payable to the seller of WLEY-FM (formerly WYSY-FM) for $3.0 million.

     The following unaudited proforma summary presents the consolidated results of operations as if the acquisitions of WPAT-FM, WRMA-FM and WXDJ-FM had occurred as of the beginning of fiscal 1997 after giving effect to certain adjustments, including amortization of intangible assets and interest expense on the acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of that date or of results which may occur in the future. The results of WYSY-FM prior to its respective acquisition date has not been included in the proforma summary as this acquisition was not considered material.

                                                                  YEAR ENDED
                                                              SEPTEMBER 28, 1997
                                                              ------------------
                                                                 (UNAUDITED)
Net revenues................................................     $66,762,000
Loss before extraordinary item..............................      (3,498,000)
Net loss....................................................      (5,145,000)

     On May 13, 1998, the Company acquired the FCC broadcast license and substantially all of the assets used or useful in the operation of radio station KRIO-FM serving the San Antonio area for $9.2 million, plus closing costs of $0.1 million. The Company financed this purchase from cash on hand and cash from operations. The Company subsequently changed the call letters to KLEY-FM. The aforementioned acquisition was not deemed material in fiscal 1998 for financial pro forma presentation purposes.

     On December 1, 1998, the Company acquired from Pan Caribbean Broadcasting Corporation the FCC broadcast license and substantially all of the assets of WDOY-FM in Puerto Rico for $8.3 million. The acquisition of WDOY-FM was financed from cash on hand and cash from operations.

     On April 30, 1999, the Company acquired the FCC broadcast licenses and substantially all of the assets used or useful in the operation of WMEG-FM and WEGM-FM, in Puerto Rico for $16.0 million. The Company financed this purchase from cash on hand and cash from operations.

     On April 26, 1999, the Company acquired eighty percent of the issued and outstanding capital stock of JuJu Media, Inc., the owner and operator of LaMusica.com, an Internet Web site and "portal" targeting the U.S. Hispanic market, for $2.0 million in cash and the issuance of a promissory note for $1.0 million.

     The aforementioned acquisitions are not deemed material in fiscal 1999 for financial pro forma presentation purposes.


     The Company's consolidated results of operations include the results of WPAT-FM, WYSY-FM, WRMA-FM, WXDJ-FM, KRIO-FM, WDOY-FM, WMEG-FM, WEGM-FM,

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED


and JuJu Media, Inc. from the respective dates of acquisition. These acquisitions have been accounted for under the purchase method of accounting. The purchase price has been allocated to the assets acquired, principally FCC licenses.


(4) SALE OF AM STATIONS

     On July 2, 1997, the Company entered into a definitive agreement (as amended, the "One-on-One Agreement") with One-on-One Sports, Inc. ("One-on-One") for the sale of the assets and FCC licenses of radio stations WXLX-AM, serving the New York metropolitan area, KXMG-AM, serving the Los Angeles metropolitan area, and WCMQ-AM, serving the Miami metropolitan area. The One-on-One Agreement contained customary representations, warranties and conditions, including receipt of FCC approval to the transfer of the FCC licenses. Pursuant to the One-on-One Agreement, on September 29, 1997, the Company sold the assets and FCC licenses of WXLX-AM and WCMQ-AM to One-on-One for a sales price of $26.0 million and recorded a gain of $18.6 million. On December 2, 1997, the Company consummated the sale of the assets and FCC license of KXMG-AM to One-on-One for a sales price of $18.0 million and recorded a gain of $17.6 million. These transactions are classified under other income as Gain on sale of AM stations.

     Pursuant to the 1994 12 1/2% Senior Notes due 2002 (the "12 1/2% Notes") (see note 6) the Company is required to use the greater of $25.0 million or 50% of the net proceeds from any disposition of certain asset sales including the FCC broadcast licenses of the aforementioned AM stations to make offers to purchase the 12 1/2% Notes at 110% of the principal value thereof.

     On October 17, 1997, the Company made a tender offer to purchase for cash any and all of the 12 1/2% Notes up to $22.7 million plus accrued interest up to, but not including the payment date. The amount payable by the Company was 110% of the principal amount of the 12 1/2% Notes. The Company paid $6.3 million to the noteholders who responded to the tender offer and purchased $5.5 million in principal amount of 12 1/2% Notes for $6.0 million plus accrued interest of $0.3 million in November 1997. The Company also repurchased $7.7 million in principal amount of 12 1/2% Notes for $9.0 million plus accrued interest of $0.4 million in November 1997. The Company recognized a loss on the tender offer and repurchased notes of $1.6 million, net of income tax benefit of $1.1 million, due to the premium paid for the 12 1/2% Notes and the subsequent write-off of the deferred financing costs and original issue discounts related to the 12 1/2% Notes purchased. This amount has been classified as an extraordinary item in the accompanying Consolidated Statement of Operations.

     Prior to the sale of the assets of WCMQ-AM, the Station operated on the frequency of 1210 kHz. As part of the sale of WCMQ-AM, the Company entered into a five-year local marketing agreement ("LMA") with One-on-One in November 1997. Under the terms of the LMA, the Company began programming and selling advertising on WCMQ-AM using a newly-authorized frequency of 1700 kHz. The 1700 kHz transmitter is co-located at the 1210 kHz transmitter/antenna site which was part of the aforementioned asset sale.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

(5) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at September 28, 1997, September 27, 1998 and June 27, 1999:

                                                                                       ESTIMATED
                                            1997           1998           1999        USEFUL LIVES
                                         -----------    -----------    -----------    ------------
Land...................................  $ 1,413,287    $ 1,368,407    $ 1,000,000        --
Building and building leasehold
  improvements.........................   15,324,227     11,250,742     10,898,370       20 years
Tower and antenna systems..............    6,709,991      2,138,824      2,221,399     7-15 years
Studio and technical equipment.........    4,874,321      5,135,586      5,504,547       10 years
Furniture and fixtures.................    1,549,749      1,685,745      1,905,024     3-10 years
Transmitter equipment..................    1,266,747        931,750      1,216,890     7-10 years
Leasehold improvements.................    1,135,176      1,405,759      1,757,377     5-13 years
Computer equipment.....................    1,378,908      1,333,888      1,657,184        5 years
Other..................................      205,276        520,369        592,567        5 years
                                         -----------    -----------    -----------
                                          33,857,682     25,771,070     26,753,358
Less accumulated depreciation and
  amortization.........................   15,448,267     10,828,137     11,914,958
                                         -----------    -----------    -----------
                                         $18,409,415    $14,942,933    $14,838,400
                                         ===========    ===========    ===========

     During fiscal 1996 and 1997, and the nine months ended June 27, 1999, the Company wrote down the value of one of its properties in Los Angeles (which was part of the assets acquired in the purchase of the Los Angeles AM radio station) by $0.7 million, $0.4 million, and $0.5 million respectively. The write downs were based on current market values of real estate in the Los Angeles area. This amount is included in other, net in the accompanying consolidated statements of operations.

(6) SENIOR NOTES AND PREFERRED STOCK

  12 1/2% SENIOR UNSECURED NOTES

     On June 29, 1994, the Company, through a private placement offering (the "Offering") completed the sale of 107,059 units (the "Units"), each consisting of $1,000 principal amount of 12 1/2% Senior Notes (the "12 1/2% Notes") due 2002 and warrants to purchase 5,352,950 shares of Class B Common Stock. The
12 1/2% Notes and warrants are separately transferable. The 12 1/2% Notes were issued at a discount and generated proceeds to the Company of $87.8 million, net of financing costs of $6.2 million. Of the $94.0 million of gross proceeds, $88.6 million was allocated to the 12 1/2% Notes and $5.4 million was determined to be the value of the warrants.

     The 12 1/2% Notes bear interest at a rate of 12 1/2% per annum until maturity on June 15, 2002. Interest is payable semiannually on June 15 and December 15. The 12 1/2% Notes are not

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

redeemable at the option of the Company. The 12 1/2% Notes are senior unsecured obligations of the Company and are unconditionally guaranteed, on a senior unsecured basis, as to payment of principal, premium, if any, and interest, jointly and severally, by each subsidiary of the Company. In the event of a change of control, as defined in the offering, the Company will be required to make an offer to purchase all of the outstanding 12 1/2% Notes at a purchase price equal to 101% of the principal amount thereof, in each case plus accrued and unpaid interest to the date of purchase. The indenture pursuant to which the 12 1/2% Notes are issued contains covenants restricting the insurance of additional indebtedness, the payment of dividends and distributions, the creation of liens, asset sales, mergers or consolidations, among other things. The 12 1/2% Notes are registered with the Securities and Exchange Commission. The discount on the 12 1/2% Notes is being amortized over their term to result in an effective interest rate of 12 1/2% per annum.

  REDEEMABLE SERIES A PREFERRED STOCK AND 12 1/4% SENIOR SECURED NOTES DUE 2001

     On March 25, 1996 the Company financed the purchase of radio station WPAT-FM with a combination of the proceeds from the sale in a private placement of 37,500 shares of the Company's Redeemable Series A Preferred Stock and $35.0 million of the Company's 12 1/4% Senior Secured Notes due 2001 together with cash on hand.

     On March 27, 1997, these financial instruments were redeemed and retired with a portion of the proceeds from issuance of the Series A Preferred Stock and 11% Senior Unsecured Notes described below. The Company realized a loss on the extinguishment of the 12 1/4% Senior Secured Notes which has been classified as an extraordinary item in the accompanying fiscal 1997 consolidated statement of operations.

  14 1/4% SERIES A SENIOR EXCHANGEABLE PREFERRED STOCK AND 11% SENIOR UNSECURED NOTES

     On March 27, 1997, the Company financed the purchase of radio stations WYSY-FM (renamed WLEY-FM by the Company), WRMA-FM and WXDJ-FM with proceeds from the sale through a private placement of 175,000 shares of the Company's 14 1/4% Series A Senior Exchangeable Preferred Stock ("Series A Preferred Stock") and warrants to purchase 3,745,000 shares of the Company's Class B Common Stock. The Series A Preferred Stock and the warrants are separately transferable. The gross proceeds from the issuance of the Series A Preferred Stock and warrants, amounted to $175.0 million. The value of the warrants was determined to be $16.6 million. The Company also issued $75.0 million aggregate principal amount of the Company's 11% Senior Unsecured Notes (the "11% Senior Notes") due 2004. In connection with this transaction, the Company capitalized financing costs of $5.7 million related to the 11% Senior Notes and charged issuance costs of $9.0 million related to the Series A Preferred Stock and warrants to paid-in-capital.


     The 11% Senior Notes are guaranteed by each of the Company's subsidiaries. The 11% Senior Notes are senior obligations of the Company that rank senior in right of payment to all subordinated indebtedness of the Company and are equally ranked with all existing and future senior indebtedness of the Company including the 12 1/2% Notes. The 11% Senior Notes are due

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

on March 15, 2004 and bear interest at a rate of 11% per annum payable on each March 15 and September 15.

     The 11% Senior Notes will be redeemable at the option of the Company, in whole or in part at any time, at the following redemption (expressed as a percentage of liquidation preference) if redeemed during the twelve month period commencing March 15, in the applicable year set forth below plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends to the redemption date:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2001........................................................   105.50 %
2002........................................................   102.75 %
2003........................................................   100.00 %

In addition, the Company, at its option, may redeem in the aggregate up to 25% of the original principal amount of 11% Senior Notes at any time prior to March 15, 2000, at a redemption price equal to 110% of the principal amount plus accrued and unpaid interest to the redemption date.

     Convenants under the indebentures governing the 11% Senior Notes and Series A Preferred Stock are substantially identical to the covenants of the 12 1/2% Notes.

     The Series A Preferred Stock is entitled to dividends at the rate of 14 1/4% per annum payable semi-annually beginning September 15, 1997. The Company, at its option, may pay dividends on any dividend payment date occurring on or before March 15, 2002 either in cash or by the issuance of additional shares of Series A Preferred Stock. The Company has elected to satisfy all or some portion of the dividends due through the issurance of additional preferred shares for the fiscal years 1997 and 1998 and the nine month period June 27, 1999 of 11,706, 27,554 and 15,217 shares, respectively.

     The Series A Preferred Stock is exchangeable at the option of the Company, on any dividend payment date for the Company's 14 1/4% Exchange Debentures ("Exchange Debentures") due March 15, 2005. Once issued the 14 1/4% Exchange Debentures are redeemable, at the option of the Company, at any time, on or prior to March 15, 2000 at a redemption price equal to 105% of the aggregate principal amount thereof, plus accrued interest to the date of redemption. After March 15, 2000 and prior to March 15, 2002 the 14 1/4% Exchange Debentures are not redeemable. On or after March 15, 2002, the 14 1/4% Exchange Debentures are redeemable at the option of the Company.

     The 14 1/4% Exchange Debentures are issuable in an aggregate principal amount equal to the liquidation preference of the Series A Preferred Stock so exchanged, plus accumulated and unpaid dividends to the date fixed for the exchange thereof, plus any additional 14 1/4% Exchange debentures issued from time to time in lieu of cash interest. The maturity date is March 15, 2005. The Company has not exercised its option to exchange the Series A Preferred Stock for the 14 1/4% Exchange Debentures.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

     The Series A Preferred Stock is redeemable, at the option of the Company, in whole or in part, at any time on or prior to March 15, 2000 at the redemption price equal to 105% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption. After March 15, 2000 and prior to March 15, 2002, the Series A Preferred Stock is not redeemable. On or after March 2002, the Series A Preferred Stock will be redeemable, at the option of the Company, in whole or in part at any time, at the following redemption prices (expressed as a percentage of liquidation preference) if redeemed during the twelve-month period commencing March 15, of the applicable year set forth below plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends to the redemption date:

YEAR                                                          PERCENTAGE
----                                                          ----------
2002........................................................     107%
2003........................................................     105%
2004 and thereafter.........................................     100%

     The Company is required, subject to certain conditions, to redeem all of the Series A Preferred Stock outstanding on March 15, 2005 at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of the redemption.

(7)  WARRANTS

     Warrants consist of the following:

                                                      NUMBER OF CLASS B COMMON SHARES REPRESENTED
                                                                BY OUTSTANDING WARRANTS
                                                    ------------------------------------------------
                                                                                          JUNE 27,
                                                      1996        1997        1998          1999
                                                    ---------   ---------   ---------   ------------
Issued in connection with:
12 1/2% Senior Notes(a)...........................  5,352,950   5,352,950   2,469,950          --
Redeemable Series A Preferred Stock and 12 1/4%
  Senior Secured Notes(b).........................  2,141,150          --          --          --
14 1/4% Series A Senior Exchangeable Preferred
  Stock(c)........................................         --   3,745,000   3,745,000         750
Replacement warrants(a)...........................         --          --   2,910,450       9,500
                                                    ---------   ---------   ---------      ------
          Total...................................  7,494,100   9,097,950   9,125,400      10,250
                                                    =========   =========   =========      ======

---------------
(a) In 1994, in conjunction with the issuance of 12 1/2% Senior Notes, the Company issued warrants exercisable for 5,352,950 shares of Class B Common Stock at an exercise price of $.01 per warrant share which are subject to adjustment upon the occurrence of certain events, as defined in the warrant agreement. In connection with the declaration of a cash dividend on common stock, in March 1998, holders of these warrants were given the option to participate in such dividends in lieu of maintaining their anti-dilution rights with respect to such dividends. Holders of warrants representing 2,910,450 shares of Class B Common Stock exercised this option and received cash dividends of $0.326 million and replacement warrants representing 2,910,450 shares of Class B Common Stock which have an exercise

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

    price of $.01 per share. The remaining warrant holders had their underlying shares adjusted upward resulting in an increase to additional paid in capital and a charge to accumulated deficit of $0.274 million. The remaining warrant holders exercised the warrants during the nine month period ended June 27, 1999. During the nine month period ended June 27, 1999 replacement warrants were exercised for 2,900,950 shares of Class B Common Stock. The remaining replacement warrants expired on June 30, 1999 representing 9,500 shares of common stock.

(b) In 1996, in conjunction with the issuance of Redeemable Series A Preferred Stock and 12 1/4% Senior Secured Notes, the Company issued warrants exercisable for 6% at the Company's Class B Common Stock on a fully diluted basis. In 1997 these warrants were redeemed with proceeds from the Company's 14 1/4% Series A Exchangeable Preferred Stock.

(c) In 1997, in conjunction with the issuance of the 14 1/4% Series A Senior Exchangeable Preferred Stock, the Company issued warrants that entitle the holder to acquire 21.4 shares of Class B Common Stock or 3,745,000 shares at a price equal to $0.01 per 21.4 shares, subject to adjustment from time to time upon to occurrence of certain changes of common stock, certain common stock distributions, certain issuances of options or convertible securities, certain dividends and distributions and certain other increases in the number of shares or common stock. During the nine month period ended June 27, 1999 warrants were exercised for 3,744,250 shares of Class B Common Stock. The remaining warrants expired on June 30, 1999 representing 750 shares of common stock.

(8)  OTHER LONG-TERM DEBT

     Other long-term debt consists of the following at September 28, 1997, September 27, 1998 and June 27, 1999:

                                                           1997          1998          1999
                                                        ----------    ----------    -----------
Obligation under capital lease with related party
  payable in monthly installments of $9,000, including
  interest at 6.25%, commencing June 1992 (see note
  12).................................................  $1,030,797    $  989,278    $  953,920
Note payable due on March 27, 2003 including interest
  which accrues at an annual rate of three month LIBOR
  plus 450 basis points...............................   3,161,523     3,468,723     3,699,122
Note payable due on April 26, 2000 including interest
  which accrues at an annual rate of 6%...............                        --     1,000,000
                                                        ----------    ----------    ----------
                                                         4,192,320     4,458,001     5,653,042
Less current portion..................................      44,644        47,496     1,049,791
                                                        ----------    ----------    ----------
                                                        $4,147,676    $4,410,505    $4,603,251
                                                        ==========    ==========    ==========

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

     The scheduled maturities of other long-term debt are as follows at June 27, 1999:

THREE MONTHS ENDING SEPTEMBER                                    AMOUNT
-----------------------------                                    ------
  1999......................................................   $   12,159

FISCAL YEAR ENDING SEPTEMBER
  2000......................................................    1,050,572
  2001......................................................       53,825
  2002......................................................       57,287
  2003......................................................    3,760,094
  2004......................................................       64,894
  Thereafter................................................      654,211
                                                               ----------
                                                               $5,653,042
                                                               ==========

(9)  LOANS RECEIVABLE FROM STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

     Loans receivable from stockholders are comprised of loans receivable from the Company's Chief Executive Officer (CEO) and Chairman of the Board of Directors (Chairman), and consist of notes which bear interest at 6.36% per annum, mature on December 30, 2025 and are payable in 30 equal annual installments of $0.2 million. Loans receivable have been classified as an increase in stockholders' deficiency in the accompanying consolidated balance sheets. Interest receivable of $0.2 million, $0.4 million and $0.5 million, respectively, at September 28, 1997, September 27, 1998 and June 27, 1999 is included in other current assets.

     At September 28, 1997, September 27, 1998 and June 27, 1999, the Company has advances totaling $0.3 million due from a party related through common ownership. Payment of this balance is guaranteed by the CEO. Additionally, at September 28, 1997, September 27, 1998, and June 27, 1999, the Company had trade receivables totaling $0.4 million due from this related party which have been fully reserved as being uncollectible.

     The Company pays the operating expenses for a boat owned by a party related through common ownership which is used by the Company for business entertainment purposes. Such expenses approximated $0.1 million for each of the fiscal years ended September 29, 1996, September 28, 1997 and September 27, 1998 and for the nine months ended June 27, 1999.

     The Company leases an apartment from its CEO for annual rentals of $0.1 million through August 2007. Certain renovation expenses were paid for by the Company totaling $0.2 million during 1998 and 1999. Additionally, the Company occupies a building under a capital lease agreement with certain stockholders (see note 12). The building lease expires in 2012 and calls for an annual base rent of approximately $0.1 million.

     In connection with the relocation of offices from the New York metropolitan area to the Miami metropolitan area, the Company advanced the CEO an aggregate of $1.1 million to pay for various expenses. On July 16, 1997, the CEO executed a promissory note to the Company for the principal amount of $1.1 million to evidence these advances. The note was payable on

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

demand and bore interest at a rate of 7% per annum. The Company declared and paid a dividend in 1998 and applied a portion of the proceeds of such dividend which were otherwise payable to the CEO to the repayment in full of this promissory note.

(10)  STOCK OPTION PLAN

     The Company maintains a stock option plan pursuant to which the Company has reserved up to 1,337,500 shares of Class B Common Stock for issuance upon the exercise of options granted under the plan. The plan covers all regular salaried employees of the Company and its subsidiaries. No options have been granted under this plan to date.

(11)  CAPITAL STOCK

     On September 29, 1999, the Company amended and restated its Certificate of Incorporation, resulting in a conversion of all existing shares of Class A Common Stock into shares of Class B Common Stock equal to the number of shares representing a 50 to 1 stock split for each share. The number of authorized shares of capital stock was increased to 151 million comprised of 100 million shares of Class A Common Stock, 50 million shares of Class B Common Stock and 1 million shares of Preferred Stock, and the par values of both the Class A Common Stock and Class B Common Stock were changed from $.01 per share to $.0001 per share. In addition, Class B Common Stockholders are entitled to ten votes per share and Class A Common Stockholders are entitled to one vote per share. Upon transfer or sale of stock by Class B Stockholders to non affiliate parties, as defined, such shares automatically convert to shares of Class A Common Stock.

     The accompanying consolidated financial statements have been retroactively restated to reflect these actions.

     The rights of the holders of shares of Class A Common Stock and Class B Common Stock are identical except for voting rights and conversion provisions. Holders of each class of common stock are entitled to receive dividends and upon liquidation or dissolution are entitled to receive all assets available for distribution to stockholders. The holders of each class have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Each class of common stock is subordinate to the Series A Preferred Stock with respect to dividend rights and rights on liquidation, winding up and dissolution of the Company.

(12)  COMMITMENTS AND CONTINGENCIES

     COMMITMENTS

     The Company occupies a building under a capital lease agreement with certain stockholders of the Company expiring in June 2012. The amount capitalized under this lease agreement and

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

included in property and equipment at September 27, 1997, September 27, 1998 and June 27, 1999 is as follows:

                                                           1997          1998          1999
                                                        ----------    ----------    -----------
Building under capital lease..........................  $1,230,440    $1,230,440    $1,230,440
Less: Accumulated depreciation........................    (328,011)     (389,533)     (430,548)
                                                        ----------    ----------    ----------
                                                        $  902,429    $  840,907    $  799,892
                                                        ==========    ==========    ==========

     The Company leases office space and facilities and certain equipment under operating leases, one of which is with a related party (see note 9), that expire at various dates through 2035. Certain leases provide for base rental payments plus escalation charges for real estate taxes and operating expenses.

     At June 27, 1999, future minimum lease payments under such leases are as follows:

                                                               CAPITAL      OPERATING
THREE MONTHS ENDING SEPTEMBER                                   LEASE         LEASES
-----------------------------                                 ----------    ----------
  1999......................................................  $   37,250    $  244,100

FISCAL YEAR ENDING SEPTEMBER
----------------------------
  2000......................................................     149,000       793,100
  2001......................................................     149,000       594,700
  2002......................................................     149,000       542,000
  2003......................................................     149,000       463,000
  2004......................................................     149,000       332,900
Thereafter..................................................   1,142,364     2,922,800
                                                              ----------    ----------
Total minimum lease payments................................   1,924,614    $5,892,600
                                                                            ==========
Less executory costs........................................    (529,614)
                                                              ----------
                                                               1,395,000
Less interest at 6.25%......................................    (441,080)
                                                              ----------
Present value of minimum lease payments.....................  $  953,920
                                                              ==========

     Total rent expense for the fiscal years ended September 29, 1996, September 28, 1997 and September 27, 1998 and the nine months ended June 27, 1999 amounted to $1.1 million, $1.6 million, $1.1 million and $0.9 million, respectively.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

     The Company has agreements to sublease its radio frequencies and portions of its tower sites. Such agreements provide for payments through 2002. The future minimum rental income to be received under these agreements as of June 27, 1999 is as follows:

THREE MONTHS ENDING SEPTEMBER                                  AMOUNT
-----------------------------                                 --------
  1999......................................................  $166,685

FISCAL YEAR ENDING SEPTEMBER
----------------------------
  2000......................................................     320,674
  2001......................................................     259,893
  2002......................................................     109,330
                                                              ----------
                                                              $  856,582
                                                              ==========

     At June 27, 1999, the Company is committed to employment contracts for certain executives, on-air talent and general managers expiring through 2003. Future payments under such contracts are as follows:

                                                                AMOUNT
THREE MONTHS ENDING SEPTEMBER                                   ------
  1999......................................................  $  767,733

FISCAL YEAR ENDING SEPTEMBER
  2000......................................................   2,247,950
  2001......................................................   1,886,433
  2002......................................................   1,282,917
  2003......................................................      62,500
                                                              ----------
                                                              $6,247,533
                                                              ==========

     Included in the future payments schedule above is a five-year employment agreement with the CEO. The agreement provides for a base salary of not less than $1.3 million, which may be increased by the board of directors in its sole discretion. Under the terms of the agreement, the CEO is paid a cash bonus equal to the sum of (a) 2.5% of the dollar increase in same station revenue in the aggregate for any fiscal year and (b) 5.0% of the dollar increase in same station broadcast cash flow for any fiscal year.

     Certain employees' contracts provide for additional amounts to be paid if station ratings or cash flow targets are met.

CONTINGENCIES

     In connection with the sale of the AM stations (see note 4), the Company assigned a lease for a transmitter site which is located on a former landfill which ceased operations in the late 1960s. As part of the sales agreement, the Company retained potential exposure relating to possible environmental liabilities relating to this site. Management is unable to assess the likelihood that any claim for remediation of this site will arise and no amounts have been accrued in the consolidated financial statements relating to this contingent liability.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

(13)  INCOME TAXES

     Income tax expense (benefit) for the fiscal years ended September 29, 1996, September 28, 1997 and September 27, 1998 and the nine months ended June 27, 1999 consists of the following and were allocated as follows:

                                                                    1996
                                             ---------------------------------------------------
                                             CURRENT-
                                             STATE AND    CURRENT      DEFERRED
                                               LOCAL      FEDERAL       FEDERAL         TOTAL
                                             ---------    --------    -----------    -----------
Loss from operations.......................  $191,922     $     --    $(1,357,722)   $(1,165,800)
                                             ========     ========    ===========    ===========

                                                                    1997
                                             ---------------------------------------------------
                                             CURRENT-
                                             STATE AND    CURRENT      DEFERRED
                                               LOCAL      FEDERAL       FEDERAL         TOTAL
                                             ---------    --------    -----------    -----------
Loss from operations.......................  $250,000     $     --    $(2,964,411)   $(2,714,411)
Extraordinary item -- loss on
  extinguishment of debt...................        --           --     (1,097,836)    (1,097,836)
                                             --------     --------    -----------    -----------
                                             $250,000     $     --    $(4,062,247)   $(3,812,247)
                                             ========     ========    ===========    ===========

                                                                    1998
                                             ---------------------------------------------------
                                             CURRENT-
                                             STATE AND    CURRENT      DEFERRED
                                               LOCAL      FEDERAL       FEDERAL         TOTAL
                                             ---------    --------    -----------    -----------
Income from operations.....................  $950,000     $850,000    $13,824,032    $15,624,032
Extraordinary item -- loss on
  extinguishment of debt...................        --           --     (1,075,149)    (1,075,149)
                                             --------     --------    -----------    -----------
                                             $950,000     $850,000    $12,748,883    $14,548,883
                                             ========     ========    ===========    ===========

                                                                    1999
                                             ---------------------------------------------------
                                             CURRENT-
                                             STATE AND    CURRENT      DEFERRED
                                               LOCAL      FEDERAL       FEDERAL         TOTAL
                                             ---------    --------    -----------    -----------
Income from operations.....................  $200,000     $ 50,000    $ 2,927,482    $ 3,177,482
                                             ========     ========    ===========    ===========

     During fiscal 1996, 1997 and 1998 and the nine months ended June 27, 1999, the Company utilized net operating loss carryforwards of approximately $0.8 million, $0.7 million, $38.8 million and $1.4 million, respectively.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

     The tax effect of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities at September 28, 1997, September 27, 1998 and June 27, 1999 is as follows:

                                                         1997           1998           1999
                                                      -----------   ------------   ------------
Deferred tax assets:
  Net operating loss carryforwards..................  $32,955,490   $ 16,919,249   $ 16,366,440
  Deferred interest.................................    5,717,617      6,080,278      6,358,461
  Allowance for doubtful accounts...................    2,162,038      3,108,024      3,376,640
  Fixed assets......................................      474,286        474,286        474,286
  Unearned revenue..................................           --        856,582      1,091,856
  AMT credit........................................           --        850,000        850,000
                                                      -----------   ------------   ------------
     Total gross deferred tax assets................   41,309,431     28,288,419     28,517,683
     Less valuation allowance.......................  (17,396,470)   (17,396,470)   (17,396,470)
                                                      -----------   ------------   ------------
     Total net deferred tax assets..................   23,912,961     10,891,949     11,121,213
                                                      -----------   ------------   ------------
Deferred tax liabilities:
  Depreciation and amortization.....................   11,776,023     14,463,595     17,620,341
  Intangible assets.................................    8,382,950      5,502,950      5,502,950
  Unearned revenue..................................       79,701             --             --
                                                      -----------   ------------   ------------
     Total gross deferred tax liabilities...........   20,238,674     19,966,545     23,123,291
                                                      -----------   ------------   ------------
     Net deferred tax asset (liability).............  $ 3,674,287   $ (9,074,596)  $(12,002,078)
                                                      ===========   ============   ============

     Total income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% for fiscal years 1996, 1997 and 1998 and the nine months ended June 27, 1999 as a result of the following:

                                                                                      JUNE 27,
                                                           1996     1997     1998       1999
                                                           -----    -----    ----    -----------
Computed "expected" tax expense (benefit)................  (35.0)%  (35.0)%  35.0%      35.0%
State Income taxes, net of federal income tax benefit....    2.2%    (2.8)%   6.5%       6.4%
Non-deductible expenses..................................    9.0%     1.4%    0.4%       1.2%
Other....................................................    3.2%    (1.8)%   1.8%       0.1%
                                                           -----    -----    ----       ----
                                                            20.6%    38.2%   43.7%      42.7%

     The valuation allowance for deferred tax assets as of September 28, 1997, September 27, 1998 and June 27, 1999 was $17,396,470. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

     Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     At June 27, 1999, the Company has net operating loss carryforwards available to offset future taxable income expiring as follows:

                                                                   NET
                                                                OPERATING
                                                                   LOSS
EXPIRING IN SEPTEMBER                                         CARRYFORWARDS
---------------------                                         --------------
  2007......................................................   $ 5,772,000
  2008......................................................    12,213,000
  2009......................................................    11,445,000
  2010......................................................    12,868,000
                                                               -----------
                                                               $42,298,000
                                                               ===========

(14)  LITIGATION

     The Company is the defendant in a number of lawsuits and claims incidental in its ordinary course of business, certain of which have been brought by former employees. The litigation which is probable to result in an unfavorable outcome and can be reasonably estimated amounts to $0.3 million which the Company has accrued. The Company does not believe the outcome of any litigation, current or pending, would have a material adverse impact on the financial position on the results of operations of the Company.

(15)  SUBSEQUENT EVENTS

  (a) PURCHASE OF PUERTO RICO STATIONS

     On September 22, 1999, the Company entered into a definitive agreement to purchase all of the outstanding capital stock of nine subsidiaries of Chancellor Media Corporation of Los Angeles. The Company has agreed to purchase, own and operate eight radio stations in Puerto Rico, including stations WIOA-FM, WIOP-FM, WIOC-FM, WCOM-FM, WZMT-FM, WZNT-FM, WOYE-FM, AND WCTA-FM. The purchase price is $90.0 million. In connection with this acquisition, the Company made a $10.0 million nonrefundable deposit on the purchase price into escrow. The closing of this acquisition is subject to the satisfaction of certain customary conditions, including receipt of regulatory approvals from the FCC and Department of Justice. The Company expects to finance the purchase of these companies from a combination of bank borrowings and cash on hand. Prior to the closing of these acquisitions (but following approval of the Department of Justice), the Company intends to operate these stations under a local marketing agreement pursuant to which the Company will pay a monthly fee in exchange

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED

for the exclusive right to program and sell commercial announcements for each of the stations. The Company expects to close the acquisition of these companies by the end of December 1999. However, there can be no assurance that this acquisition can be completed during the expected time frame or at all.

  (b) TENDER OFFER


     On September 30, 1999, the Company commenced tender offers and consent solicitations (the "Tender Offers") relating to any and all of its outstanding 11% Notes and 12 1/2% Notes, at approximately 111% and 114%, respectively, of their par values. The Tender Offers are contingent upon completion of the Company's planned IPO and debt offering, and the valid tender of not less than a majority in aggregate principal amount of both the 11% Notes and the 12 1/2% Notes. The Tender Offers expire on November 2, 1999.


  (c) LETTERS OF UNDERSTANDING

     On September 24, 1999, the Company entered into letters of understanding with its then Chairman and Secretary. These letters outline the mutual intentions of the Company and these individuals in connection with the Company's planned IPO, and are contingent upon the completion of the IPO. These letters provide for the following:

     - the sale by these individuals of $14.0 million of their Class B Common Stock in the IPO;

     - the purchase by the Company of annuities providing aggregate annual retirement compensation of $1.0 million to these individuals. These annuities are estimated to cost the Company $10.6 million;

     - the retention of these individuals as members of the Company's Board of Directors, with titles of Chairman Emeritus and Secretary Emeritus, respectively;


     - an agreement to sell, to the Chairman, the Company's two radio stations located in the Florida Keys for $0.7 million;



     - the repayment by the Chairman of a stockholder loan for approximately $0.6 million, plus accrued interest of approximately $0.1 million;


     - an agreement by the Chairman to assume responsibility for a boat currently leased by the Company; and,


     - the use by the Chairman of a car and driver, and by the Secretary of a car, to be provided by the Company.


  (d) NEW BENEFIT PLANS (UNAUDITED)

     In September 1999, the Company adopted an employee incentive stock option plan ("the 1999 ISO Plan"), a non-employee director stock option plan ("the 1999 NQ Plan"), and a tax-qualified employee savings and retirement plan ("the 401(k) Plan"). Options granted under the 1999 ISO Plan will vest according to terms to be determined by the Compensation Committee of the Company's Board of Directors, and will have a contractual life of five to ten years from

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            SEPTEMBER 28, 1997, SEPTEMBER 27, 1998 AND JUNE 27, 1999 (INTERIM INFORMATION FOR NINE MONTHS ENDED JUNE 28, 1998 IS UNAUDITED


date of grant. Options granted under the 1999 NQ Plan will vest 20% upon grant, and 20% each year for the first four years from grant. All options granted under the 1999 ISO Plan and the 1999 NQ Plan vest immediately upon a change in control of the Company, as defined. A total of 3,000,000 shares and 300,000 shares of Class A Common Stock have been reserved for issuance under the 1999 ISO Plan and the 1999 NQ Plan, respectively.



     The 401(k) Plan provides for Company contributions to match 25% of an eligible employee's contributions, up to 5% of the employee's base monthly earnings. All employees over the age of 21 that have completed at least 500 hours of service are eligible to participate in the 401(k) Plan.



  (e) PLANNED INITIAL PUBLIC OFFERING (UNAUDITED)



     The Company intends to conduct an initial public offering (IPO) for a yet to be determined number of shares of Class A Common Stock. Concurrently with this offering the Company plans to offer $235.0 million aggregate principal amount of senior subordinated notes due 2009. The Company has also entered into a commitment letter with a lender for the arrangement of senior credit facilities in an amount of up to $200.0 million. These senior credit facilities are contingent upon completion of a definitive agreement with the lender on or before November 12, 1999, the completion of the IPO and the concurrent offering of the senior subordinated notes due 2009, and the redemption of the Company's preferred stock. There is no assurance that these offerings will occur, or that the senior credit facilities will be obtained.



     In connection with these offerings, the Company intends to amend its employment agreement with its CEO and enter into employment agreements with two other executive officers of the Company. In addition the CEO intends to repay a shareholder loan for approximately $1.9 million, plus accrued interest of approximately $0.4 million.



  (f) CONTINGENCY (UNAUDITED)



     On September 28, 1999, the Company received notice from the purchaser of KXMG-AM that it would make a claim against the Company for indemnification under the agreement pursuant to which KXMG-AM was sold, for the removal of an underground fuel storage tank located on the site of KXMG-AM's transmitter. The notice did not specify the amount involved in the indemnification claim. The Company does not have sufficient information to assess the potential exposure related to this matter, and no amounts have been accrued in the consolidated financial statements relating to this contingent liability.

                       SPANISH BROADCASTING SYSTEM, INC.
                                AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                     FISCAL YEARS ENDED SEPTEMBER 29, 1996,
                   SEPTEMBER 28, 1997 AND SEPTEMBER 27, 1998
                      AND NINE MONTHS ENDED JUNE 27, 1999

                                                      COLUMN C ADDITIONS
                                        COLUMN B    -----------------------                    COLUMN E
                                        BALANCE     CHARGED TO   CHARGED TO                   BALANCE AT
COLUMN A                               BEGINNING     COST AND      OTHER        COLUMN D         END
DESCRIPTION                            OF PERIOD     EXPENSE      ACCOUNTS    DEDUCTIONS(1)   OF PERIOD
-----------                            ----------   ----------   ----------   -------------   ----------
Fiscal year 1996:
  Allowance for doubtful accounts....  $5,184,886   $4,908,699      --         $5,582,822     $4,510,763
Fiscal year 1997:
  Allowance for doubtful accounts....  $4,510,763   $3,530,259      --         $2,635,927     $5,405,095
Fiscal year 1998:
  Allowance for doubtful accounts....  $5,405,095   $2,634,509      --         $  269,544     $7,770,060
Nine month ended June 27, 1999:
  Allowance for doubtful accounts....  $7,770,060   $1,743,705      --         $3,483,078     $6,030,687

---------------
(1) Write-offs, net of recoveries.

                               22,355,200 Shares

                                   [SPS LOGO]
                       SPANISH BROADCASTING SYSTEM, INC.
                              Class A Common Stock
                          ----------------------------
                                   PROSPECTUS

                               October    , 1999

                          ----------------------------
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                               CIBC WORLD MARKETS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of estimated expenses in connection with the issuance and sale of the securities being registered by this registration statement.

Securities and Exchange Commission registration fee.........  $  114,351.32
Printing....................................................      75,000.00
Accounting fees and expenses................................     325,000.00
Legal fees and expenses.....................................     450,000.00
Blue sky fees and expenses..................................             --
Miscellaneous...............................................      35,648.68
                                                              -------------
          Total.............................................  $1,000,000.00
                                                              =============

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.



     Our third amended and restated certificate of incorporation has a provision which limits the liability of directors and officers to us to the maximum extent permitted by Delaware law. The third amended and restated certificate of incorporation specifies that our directors and officers will not be personally liable for monetary damages for breach of fiduciary duty as a director or officer, as applicable. This limitation does not apply to actions by a director or officer that do not meet the standards of conduct which make it permissible under the Delaware General Corporation Law for the Company to indemnify such director or officer.

     Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SBS pursuant to this prospectus, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     Our amended and restated by-laws provide for indemnification of directors and officers (and others) in the manner, under the circumstances and to the fullest extent permitted by the Delaware General Corporation Law. This generally authorizes indemnification as to all expenses incurred or imposed as a result of actions, suits or proceedings if the indemnified parties act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of SBS. Upon completion of this offering, it is intended that each director will enter into an indemnification agreement with us that provides for indemnification to the fullest extent provided by law. We believe that these provisions are necessary or useful to attract and retain qualified persons as directors and officers.



     We have obtained insurance for the benefit of our directors and officers that provides for coverage of up to $100.0 million.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On March 25, 1996 we sold 37,500 shares of our redeemable series A preferred stock and $35.0 million of our 12 1/4% senior secured notes due 2001, in a transaction not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act. We also issued to the holders of the preferred stock and notes warrants to purchase, in the aggregate, 6% of our common stock on a fully diluted basis which are exercisable no later than June 29, 1998. We received gross proceeds of $72.5 million from this offering. The securities were sold to certain qualified institutional buyers through CIBC Wood Gundy Securities Corp., as exclusive placement agent.

     In June 1996, September 1996 and December 1996, we elected to satisfy interest due on the notes through the issuance of $3,384,843 additional notes issued at face value. In June 1996, September 1996 and December 1996, we elected to satisfy the dividends due of $3,773,000 through the issuance of 3,773 additional shares of preferred stock. On March 27, 1997, the notes, the preferred stock and the warrants were repurchased or redeemed by SBS.

     In lieu of paying dividends on the senior preferred stock, we paid dividends in the form of shares of senior preferred stock on each of September 15, 1997, March 15, 1998 and September 15, 1998 of 11,706, 13,303 and 14,251,
respectively.

     On March 27, 1997, we sold 175,000 units comprised of 175,000 shares of our series A senior exchangeable preferred stock, liquidation preference $1,000 per share, and warrants to purchase 74,900 shares of our Class B Common Stock, par value $.01 per share and (b) $75.0 million aggregate principal amount of our 11% notes due 2004 in transactions not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Act. We received gross proceeds of $250,000,000 from these offerings. The securities were sold to certain qualified institutional buyers through CIBC Wood Gundy Securities Corp., as exclusive placement agent.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS


 1.1   Form of Underwriting Agreement with Lehman Brothers Inc.,
       Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC
       World Markets Corp., dated October   , 1999.*
 3.1   Third Amended and Restated Certificate of Incorporation of
       the Company, dated September 29, 1999 (Exhibit A to this
       exhibit 3.1 is incorporated by reference to the Company's
       Current Report on Form 8-K, dated March 25, 1996 (the
       "Current Report")).
 3.2   Certificate of Amendment to the Third Amended and Restated
       Certificate of Incorporation of the Company, dated September
       29, 1999.
 3.3   Amended and Restated By-Laws of the Company.
 4.1   Article V of the Third Amended and Restated Certificate of
       Incorporation of the Company, dated September 29, 1999. (See
       Exhibit 3.1)
 4.2   Certificate of Designation filed as Exhibit A to the Third
       Amended and Restated Certificate of Incorporation of the
       Company, dated September 29, 1999. (See Exhibit 3.1)
 4.3   Indenture dated June 29, 1994 among the Company, IBJ
       Schroder Bank & Trust Company, as Trustee, the Guarantors
       named therein and the Purchasers named therein (incorporated by reference to Exhibit 4.1 of the Company's 1994
       Registration Statement on Form S-4).
 4.4   First Supplemental Indenture dated as of March 25, 1996 to the Indenture dated as of June 29, 1994 among the Company, the Guarantors named therein and IBJ Schroder Bank & Trust
       Company, as Trustee (incorporated by reference to the
       Current Report).
 4.5   Second Supplemental Indenture dated as of March 21, 1997 to the Indenture dated as of June 29, 1994 among the Company, the Guarantors named therein and IBJ Schroder Bank & Trust
       Company, as Trustee (incorporated by reference to the
       Current Report).
 4.6   Form of Supplemental Indenture dated as of November   , 1999
       to the Indenture dated as of June 29, 1994 among the
       Company, the Guarantors named therein and IBJ Schroder Bank
       & Trust Company, as Trustee.
 4.7   Indenture dated as of March 15, 1997, among the Company, the
       Guarantors named therein and IBJ Schroder Bank & Trust
       Company, as Trustee (incorporated by reference to the
       Current Report).
 4.8   Form of Supplemental Indenture dated as of November   , 1999
       to the Indenture dated as of March 15, 1997, among the
       Company, the Guarantors named therein and IBJ Schroder Bank
       & Trust Company, as Trustee.
 4.9   Exchange Debenture Indenture dated as of March 15, 1997,
       among the Company, the Guarantors named therein and U.S.
       Trust Company of New York, as Trustee (incorporated by
       reference to the Current Report).


---------------
* To be filed by amendment.

 4.10  Indenture with respect to      % Senior Subordinated Notes
       due 2009 with The Bank of New York as Trustee, dated
                      , 1999.*
 5.1   Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP
       regarding legality.*
10.1   Securities Purchase Agreement dated as of March 24, 1997
       among the Company, the Guarantors named therein and CIBC
       Wood Gundy Securities Corp., as Initial Purchaser
       (incorporated by reference to the Current Report).
10.2   Unit Agreement dated as of March 15, 1997 among the Company, the Guarantors and IBJ Schroder Bank & Trust Company, as
       Trustee (incorporated by reference to the Current Report).
10.3   Warrant Agreement dated as of March 15, 1997 among the
       Company and IBJ Schroder Bank & Trust Company, as Warrant
       Agent (incorporated by reference to the Current Report).
10.4   Common Stock Registration Rights and Stockholders Agreement
       dated as of March 15, 1997 among the Company, certain
       Management Stockholders named therein and CIBC Wood Gundy
       Securities Corp., as Initial Purchaser (incorporated by
       reference to the Current Report).
10.5   Notes Registration Rights Agreement dated as of March 15,
       1997 among the Company, the Guarantors named therein and
       CIBC Wood Gundy Securities Corp., as Initial Purchaser
       (incorporated by reference to the Current Report).
10.6   Preferred Stock Registration Rights Agreement dated as of
       March 15, 1997 among the Company, the Guarantors named
       therein and CIBC Wood Gundy Securities Corp., as Initial
       Purchaser (incorporated by reference to the Current Report).
10.7   National Radio Sales Representation Agreement dated as of
       February 3, 1997 between Caballero Spanish Media, L.L.C. and the Company (incorporated by reference to the Current
       Report).
10.8   Employment Agreement dated as of March 4, 1997 between Raul
       Alarcon, Jr. and the Company (incorporated by reference to the Current Report).
10.9   Amended and Restated Employment Agreement dated as of
                  , 1999, by and between the Company and Raul
       Alarcon, Jr.*
10.10  Employment Agreement dated February 5, 1997 between Carey
       Davis and the Company.*
10.11  Employment Agreement dated as of October         , 1999, by
       and between the Company and Joseph A. Garcia.*
10.12  Employment Agreement dated as of October      , 1999, by and
       between the Company and Luis Diaz-Albertini.*
10.13  Employment Agreement, dated April 1, 1999, between Spanish
       Broadcasting System of Greater Miami, Inc. and Jesus Salas.*
10.14  Letter Agreement dated January 13, 1997 between the Company and Caballero Spanish Media, LLC (incorporated by reference to the Current Report).
10.15  1994 Stock Option Plan of the Company (incorporated by reference to Exhibit 10.4 of the 1994 Registration
       Statement).


---------------
* To be filed by amendment.

10.16  Ground Lease dated December 18, 1995 between Louis Viola
       Company and SBS-NJ (incorporated by reference to the 1996
       Current Report).
10.17 Ground Lease dated December 18, 1995 between Frank F. Viola and Estate of Thomas C. Viola and SBS-NJ (incorporated by reference to the 1996 Current Report).
10.18  Lease and License Agreement dated February 1, 1991 between
       Empire State Building Company, as landlord, and SBS-NY, as tenant (incorporated by reference to Exhibit 10.15.1 of the 1994 Registration Statement).
10.19 Modification of Lease and License dated June 30, 1992 between Empire State Building Company and SBS-NY related to
       WSKQ-FM (incorporated by reference to Exhibit 10.15.2 of the 1994 Registration Statement).
10.20 Lease and License Modification and Extension Agreement dated as of June 30, 1992 between Empire State Building Company, as landlord, and SBS-NY as tenant (incorporated by reference to Exhibit 10.15.3 of the 1994 Registration Statement).
10.21  Promissory Note, dated as of December 31, 1995 of Raul
       Alarcon, Sr. to SBS-NJ in the principal amount of $577,323
       (incorporated by reference to Exhibit 10.26 to the Company's
       1995 Annual Report on Form 10-K).
10.22  Promissory Note, dated as of December 31, 1995 of Raul
       Alarcon, Jr. to SBS-NJ in the principal amount of $1,896,913
       (incorporated by reference to Exhibit 10.27 to the Company's
       1995 Annual Report on Form 10-K).
10.23  Lease Agreement dated June 1, 1992 among Raul Alarcon, Sr.,
       Raul Alarcon, Jr., and SBS-Fla (incorporated by reference to
       Exhibit 10.30 of the 1994 Registration Statement).
10.24  Indenture dated October 12, 1988 between Alarcon Holdings,
       Inc. and SBS-NJ related to the studio located at 26 West
       56th Street, NY, NY (incorporated by reference to Exhibit
       10.32 of the 1994 Registration Statement).
10.25  Agreement of Lease dated as of March 1, 1996. No.
       WT-1744-A119 1067 between The Port Authority of New Jersey and SBS-GNY as assignee of Park Radio (incorporated by reference to the 1996 Current Report).
10.26 Asset Purchase Agreement dated as of July 2, 1997, by and between Spanish Broadcasting System, Inc. (New Jersey),
       Spanish Broadcasting System of California, Inc., Spanish
       Broadcasting System of Florida, Inc., Spanish Broadcasting
       System, Inc., and One-on-One Sports, Inc. (incorporated by reference to Exhibit 10.62 of the Company's Registration
       Statement on Form S-4 (Commission File No. 333-26295)).
10.27  Amendment No. 1 dated as of September 29, 1997 to the Asset
       Purchase Agreement dated as of July 2, 1997, by and between Spanish Broadcasting System, Inc. (New Jersey), Spanish
       Broadcasting System of California, Inc., Spanish
       Broadcasting System of Florida, Inc., Spanish Broadcasting
       System, Inc., and One-on-One Sports, Inc. (incorporated by referent to the Company's Registration Statement on Form
       S-1, dated January 21, 1999).
10.28 Promissory Note dated July 16, 1997 of Raul Alarcon, Jr. to the Company in the principal amount of $1,050,229.63
       (incorporated by reference to Exhibit 10.63 of the Company's
       Registration Statement on Form S-4 (Commission File No.
       333-26295)).


---------------
* To be filed by amendment.

10.29  Asset Purchase Agreement dated January 28, 1998 by and between Spanish Broadcasting System of San Antonio, Inc. and
       Radio KRIO, Ltd. (incorporated by reference to the Company's
       Form 10-Q dated February 12, 1998).
10.30  Asset Purchase Agreement dated June 16, 1998 by and between
       Spanish Broadcasting System of Puerto Rico, Inc. and Pan
       Caribbean Broadcasting Corporation (incorporated by
       reference to the Company's Form 10-Q dated July 12, 1998).
10.31  Extension of lease of a Condominium Unit (Metropolitan Tower
       Condominium) between Raul Alarcon, Jr. ("Landlord") and
       Spanish Broadcasting System, Inc. ("Tenant") (incorporated by reference to the Company's 1998 Annual Report on Form
       10-K).
10.32  Asset Purchase Agreement dated January 8, 1999 by and between Spanish Broadcasting System of Puerto Rico, Inc. and
       Guayama Broadcasting Company, Inc. and LaMega Estacion, Inc.
       (incorporated by reference to the Company's Registration
       Statement on Form S-1, dated January 21, 1999).
10.33  Stock Purchase Agreement among JuJu Media, Inc., each of the individual sellers, and Spanish Broadcasting System, Inc., dated April 26, 1999.
10.34  Form of Asset Purchase Agreement, dated as of October, 1999, by and between Spanish Broadcasting System of Florida, Inc.,
       and            .
10.35  Form of Indemnification Agreement, dated as of            ,
       1999 between the Company and            .
10.36  Spanish Broadcasting System 1999 Stock Option Plan.
10.37  Spanish Broadcasting System 1999 Company Stock Option Plan
       for Nonemployee Directors.
13.1   Annual Report of the Company (incorporated by reference to the Company's 1998 Annual Report on Form 10-K).
21.1   List of Subsidiaries of the Company.
23.1   Consent of KPMG LLP.
23.2   Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP
       (included in Exhibit 5.1).
23.3   Consent of Roman Martinez IV.
23.4   Consent of Jason L. Shrinsky.
24.1   Power of Attorney (included herein).


---------------


 * To be filed by amendment.


     (b) FINANCIAL STATEMENT SCHEDULES


     The financial statement schedule -- "Valuation and Qualifying
Accounts" -- appears on page F-31. All other schedules are omitted because they either are not applicable or the required information is included in the financial statements or corresponding notes appearing elsewhere in this registration statement.


ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of SBS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SBS of expenses incurred or paid by a director, officer or controlling person of SBS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) We hereby undertake:

          (1) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved in the transaction, that was not the subject of and included in the registration statement when it became effective.

          (2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        - To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        - To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        - To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, SBS has duly caused this Amendment No. 3 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of October, 1999.


                                          SPANISH BROADCASTING
                                          SYSTEM, INC.

                                          By:                  *
                                            ------------------------------------
                                          Name:  Raul Alarcon, Jr.
                                          Title:    Chief Executive Officer and
                                                    President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Form S-1 has been signed below by the following persons in the capacities indicated on the 6th day of October, 1999. Each person whose signature appears below hereby authorizes Raul Alarcon, Jr. and Joseph A. Garcia, and each of them, as attorney-in-fact, to sign and file in his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this registration statement.


                     SIGNATURE
                     ---------

                         *                           Chief Executive Officer, President and a
---------------------------------------------------    Director (principal executive officer)
                 Raul Alarcon, Jr.

               /s/ JOSEPH A. GARCIA                  Executive Vice President, Chief Financial
---------------------------------------------------    Officer, and Assistant Secretary
                 Joseph A. Garcia                      (principal financial and accounting
                                                       officer)

                         *                           Chairman of the Board of Directors
---------------------------------------------------
              Pablo Raul Alarcon, Sr.

                         *                           Secretary and a Director
---------------------------------------------------
                   Jose Grimalt

---------------


* The undersigned by signing his name hereto, does hereby sign and execute this Amendment No. 3 to the Form S-1 Registration Statement on behalf of the above named officers and directors of the Company pursuant to the Power of Attorney executed by such officers and directors previously filed with the Securities and Exchange Commission.


               /s/ JOSEPH A. GARCIA
---------------------------------------------------
                 Joseph A. Garcia

                                 EXHIBIT INDEX


EXHIBIT
  NO.
-------
 1.1      Underwriting Agreement with Lehman Brothers Inc., Merrill
          Lynch, Pierce, Fenner & Smith Incorporated and CIBC World
          Markets Corp., dated October   , 1999.*
 3.1      Third Amended and Restated Certificate of Incorporation of
          the Company, dated September 29, 1999 (Exhibit A to this
          exhibit 3.1 is incorporated by reference to the Current
          Report).
 3.2      Certificate of Amendment to the Third Amended and Restated
          Certificate of Incorporation of the Company, dated September
          29, 1999.
 3.3      Amended and Restated By-Laws of the Company.
 4.1      Article V of the Third Amended and Restated Certificate of
          Incorporation of the Company, dated September 29, 1999. (See
          Exhibit 3.1)
 4.2      Certificate of Designation filed as Exhibit A to the Third
          Amended and Restated Certificate of Incorporation of the
          Company, dated September 29, 1999. (See Exhibit 3.1)
 4.3      Indenture dated June 29, 1994 among the Company, IBJ
          Schroder Bank & Trust Company, as Trustee, the Guarantors
          named therein and the Purchasers named therein (incorporated by reference to Exhibit 4.1 of the Company's 1994
          Registration Statement on Form S-4).
 4.4      First Supplemental Indenture dated as of March 25, 1996 to the Indenture dated as of June 29, 1994 among the Company, the Guarantors named therein and IBJ Schroder Bank & Trust
          Company, as Trustee (incorporated by reference to the
          Current Report).
 4.5      Second Supplemental Indenture dated as of March 21, 1997 to the Indenture dated as of June 29, 1994 among the Company, the Guarantors named therein and IBJ Schroder Bank & Trust
          Company, as Trustee (incorporated by reference to the
          Current Report).
 4.6      Form of Supplemental Indenture dated as of November   , 1999
          to the Indenture dated as of June 29, 1994 among the
          Company, the Guarantors named therein and IBJ Schroder Bank
          & Trust Company, as Trustee.
 4.7      Indenture dated as of March 15, 1997, among the Company, the
          Guarantors named therein and IBJ Schroder Bank & Trust
          Company, as Trustee (incorporated by reference to the
          Current Report).
 4.8      Form of Supplemental Indenture dated as of November   , 1999
          to the Indenture dated as of March 15, 1997, among the
          Company, the Guarantors named therein and IBJ Schroder Bank
          & Trust Company, as Trustee.
 4.9      Exchange Debenture Indenture dated as of March 15, 1997,
          among the Company, the Guarantors named therein and U.S.
          Trust Company of New York, as Trustee (incorporated by
          reference to the Current Report).
 4.10     Indenture with respect to      % Senior Subordinated Notes
          due 2009 with The Bank of New York as Trustee, dated
                         , 1999.*
 5.1      Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP
          regarding legality.*


---------------
* To be filed by amendment.

EXHIBIT
  NO.
-------
10.1      Securities Purchase Agreement dated as of March 24, 1997
          among the Company, the Guarantors named therein and CIBC
          Wood Gundy Securities Corp., as Initial Purchaser
          (incorporated by reference to the Current Report).
10.2      Unit Agreement dated as of March 15, 1997 among the Company, the Guarantors and IBJ Schroder Bank & Trust Company, as
          Trustee (incorporated by reference to the Current Report).
10.3      Warrant Agreement dated as of March 15, 1997 among the
          Company and IBJ Schroder Bank & Trust Company, as Warrant
          Agent (incorporated by reference to the Current Report).
10.4      Common Stock Registration Rights and Stockholders Agreement
          dated as of March 15, 1997 among the Company, certain
          Management Stockholders named therein and CIBC Wood Gundy
          Securities Corp., as Initial Purchaser (incorporated by
          reference to the Current Report).
10.5      Notes Registration Rights Agreement dated as of March 15,
          1997 among the Company, the Guarantors named therein and
          CIBC Wood Gundy Securities Corp., as Initial Purchaser
          (incorporated by reference to the Current Report).
10.6      Preferred Stock Registration Rights Agreement dated as of
          March 15, 1997 among the Company, the Guarantors named
          therein and CIBC Wood Gundy Securities Corp., as Initial
          Purchaser (incorporated by reference to the Current Report).
10.7      National Radio Sales Representation Agreement dated as of
          February 3, 1997 between Caballero Spanish Media, L.L.C. and the Company (incorporated by reference to the Current
          Report).
10.8      Employment Agreement dated as of March 4, 1997 between Raul
          Alarcon, Jr. and the Company (incorporated by reference to the Current Report).
10.9      Amended and Restated Employment Agreement dated as of
                     , 1999, by and between the Company and Raul
          Alarcon, Jr.*
10.10     Employment Agreement dated February 5, 1997 between Carey
          Davis and the Company.*
10.11     Employment Agreement dated as of October         , 1999, by
          and between the Company and Joseph A. Garcia.*
10.12     Employment Agreement dated as of October      , 1999, by and
          between the Company and Luis Diaz-Albertini.*
10.13     Employment Agreement, dated April 1, 1999, between Spanish
          Broadcasting System of Greater Miami, Inc. and Jesus Salas.*
10.14     Letter Agreement dated January 13, 1997 between the Company and Caballero Spanish Media, LLC (incorporated by reference to the Current Report).
10.15     1994 Stock Option Plan of the Company (incorporated by
          reference to Exhibit 10.4 of the 1994 Registration
          Statement).
10.16     Ground Lease dated December 18, 1995 between Louis Viola
          Company and SBS-NJ (incorporated by reference to the 1996
          Current Report).


---------------
* To be filed by amendment.

EXHIBIT
  NO.
-------
10.17     Ground Lease dated December 18, 1995 between Frank F. Viola and Estate of Thomas C. Viola and SBS-NJ (incorporated by
          reference to the 1996 Current Report).
10.18     Lease and License Agreement dated February 1, 1991 between
          Empire State Building Company, as landlord, and SBS-NY, as tenant (incorporated by reference to Exhibit 10.15.1 of the
          1994 Registration Statement).
10.19     Modification of Lease and License dated June 30, 1992
          between Empire State Building Company and SBS-NY related to
          WSKQ-FM (incorporated by reference to Exhibit 10.15.2 of the
          1994 Registration Statement).
10.20     Lease and License Modification and Extension Agreement dated as of June 30, 1992 between Empire State Building Company, as landlord, and SBS-NY as tenant (incorporated by reference to Exhibit 10.15.3 of the 1994 Registration Statement).
10.21     Promissory Note, dated as of December 31, 1995 of Raul
          Alarcon, Sr. to SBS-NJ in the principal amount of $577,323
          (incorporated by reference to Exhibit 10.26 to the Company's
          1995 Annual Report on Form 10-K).
10.22     Promissory Note, dated as of December 31, 1995 of Raul
          Alarcon, Jr. to SBS-NJ in the principal amount of $1,896,913
          (incorporated by reference to Exhibit 10.27 to the Company's
          1995 Annual Report on Form 10-K).
10.23     Lease Agreement dated June 1, 1992 among Raul Alarcon, Sr.,
          Raul Alarcon, Jr., and SBS-Fla (incorporated by reference to
          Exhibit 10.30 of the 1994 Registration Statement).
10.24     Indenture dated October 12, 1988 between Alarcon Holdings,
          Inc. and SBS-NJ related to the studio located at 26 West
          56th Street, NY, NY (incorporated by reference to Exhibit
          10.32 of the 1994 Registration Statement).
10.25     Agreement of Lease dated as of March 1, 1996. No.
          WT-1744-A119 1067 between The Port Authority of New Jersey and SBS-GNY as assignee of Park Radio (incorporated by
          reference to the 1996 Current Report).
10.26     Asset Purchase Agreement dated as of July 2, 1997, by and
          between Spanish Broadcasting System, Inc. (New Jersey),
          Spanish Broadcasting System of California, Inc., Spanish
          Broadcasting System of Florida, Inc., Spanish Broadcasting
          System, Inc., and One-on-One Sports, Inc. (incorporated by reference to Exhibit 10.62 of the Company's Registration
          Statement on Form S-4 (Commission File No. 333-26295)).
10.27     Amendment No. 1 dated as of September 29, 1997 to the Asset
          Purchase Agreement dated as of July 2, 1997, by and between
          Spanish Broadcasting System, Inc. (New Jersey), Spanish
          Broadcasting System of California, Inc., Spanish
          Broadcasting System of Florida, Inc., Spanish Broadcasting
          System, Inc., and One-on-One Sports, Inc. (incorporated by referent to the Company's Registration Statement on Form
          S-1, dated January 21, 1999).
10.28     Promissory Note dated July 16, 1997 of Raul Alarcon, Jr. to the Company in the principal amount of $1,050,229.63
          (incorporated by reference to Exhibit 10.63 of the Company's
          Registration Statement on Form S-4 (Commission File No.
          333-26295)).


---------------
* To be filed by amendment.

EXHIBIT
  NO.
-------
10.29     Asset Purchase Agreement dated January 28, 1998 by and
          between Spanish Broadcasting System of San Antonio, Inc. and
          Radio KRIO, Ltd. (incorporated by reference to the Company's
          Form 10-Q dated February 12, 1998).
10.30     Asset Purchase Agreement dated June 16, 1998 by and between
          Spanish Broadcasting System of Puerto Rico, Inc. and Pan
          Caribbean Broadcasting Corporation (incorporated by
          reference to the Company's Form 10-Q dated July 12, 1998).
10.31     Extension of lease of a Condominium Unit (Metropolitan Tower
          Condominium) between Raul Alarcon, Jr. ("Landlord") and
          Spanish Broadcasting System, Inc. ("Tenant") (incorporated by reference to the Company's 1998 Annual Report on Form
          10-K).
10.32     Asset Purchase Agreement dated January 8, 1999 by and
          between Spanish Broadcasting System of Puerto Rico, Inc. and
          Guayama Broadcasting Company, Inc. and LaMega Estacion, Inc.
          (incorporated by reference to the Company's Registration
          Statement on Form S-1, dated January 21, 1999).
10.33     Stock Purchase Agreement among JuJu Media, Inc., each of the individual sellers, and Spanish Broadcasting System, Inc., dated April 26, 1999.
10.34     Form of Asset Purchase Agreement, dated as of October, 1999, by and between Spanish Broadcasting System of Florida, Inc.,
          and            .
10.35     Form of Indemnification Agreement, dated as of            ,
          1999 between the Company and            .
10.36     Spanish Broadcasting System 1999 Stock Option Plan.
10.37     Spanish Broadcasting System 1999 Company Stock Option Plan
          for Nonemployee Directors.
13.1      Annual Report of the Company (incorporated by reference to the Company's 1998 Annual Report on Form 10-K).
21.1      List of Subsidiaries of the Company.
23.1      Consent of KPMG LLP.
23.2      Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP
          (included in Exhibit 5.1).
23.3      Consent of Roman Martinez IV.
23.4      Consent of Jason L. Shrinsky.
24.1      Power of Attorney (included herein).


---------------


 * To be filed by amendment.